Exhibit 99-3

Management’s Discussion and Analysis

March 6, 2023

This Management’s Discussion and Analysis (MD&A) should be read in conjunction with Suncor’s December 31, 2022 audited Consolidated Financial Statements and the accompanying notes. Additional information about Suncor filed with Canadian securities regulatory authorities and the United States Securities and Exchange Commission (SEC), including quarterly and annual reports and Suncor’s Annual Information Form dated March 6, 2023 (the 2022 AIF), which is also filed with the SEC under cover of Form 40-F, is available online at www.sedar.com, www.sec.gov and on our website at www.suncor.com. Information on or connected to our website, even if referred to in this MD&A, does not constitute part of this MD&A and is not incorporated by reference into this MD&A.

Suncor Energy Inc. has numerous direct and indirect subsidiaries, partnerships, and joint arrangements (collectively, affiliates), which own and operate assets and conduct activities in different jurisdictions. The terms ‘‘we’’, ‘‘our’’, ‘‘Suncor’’ or ‘‘the company’’ are used herein for simplicity of communication and only mean there is an affiliation with Suncor Energy Inc., without necessarily identifying the specific nature of the affiliation. The use of such terms in any statement herein does not mean they apply to Suncor Energy Inc. or any particular affiliate and does not waive the corporate separateness of any affiliate. For further clarity, Suncor Energy Inc. does not directly operate or own assets in the U.S. For a list of abbreviations that may be used in this MD&A, refer to the Advisories – Common Abbreviations section of this MD&A.

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MD&A – Table of Contents
3	Financial and Operating Summary
6	Suncor Overview
11	Financial Information
17	Segment Results and Analysis
38	Income Tax
38	Fourth Quarter 2022 Analysis
42	Quarterly Financial Data
45	Capital Investment Update
48	Financial Condition and Liquidity
54	Accounting Policies and Critical Accounting Estimates
57	Risk Factors
70	Other Items
71	Advisories

Basis of Presentation

Unless otherwise noted, all financial information contained herein has been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

All financial information is reported in Canadian dollars, unless otherwise noted. Production volumes are presented on a working-interest basis, before royalties, except for production volumes from the company’s Libya operations, which are presented on an economic basis.

References to Oil Sands operations exclude Suncor’s interests in Fort Hills and Syncrude.

Beginning in 2022, to align with how management evaluates segment performance, the company revised its segment presentation to reflect segment results before income tax expense and present tax at a consolidated level. This presentation change has no effect on consolidated net earnings (loss), adjusted operating earnings (loss) and adjusted funds from (used in) operations. Comparative periods have been revised to reflect this change. See the Income Tax section of this MD&A for a discussion on income taxes.

Non-GAAP and Other Financial Measures

Certain financial measures in this MD&A – namely adjusted operating earnings (loss), adjusted funds from (used in) operations, metrics contained in return on capital employed (ROCE) and ROCE excluding impairments and impairment reversals, price realizations, Oil Sands operations cash operating costs, Fort Hills cash operating costs, Syncrude cash operating costs, refining and marketing margin, refining operating expense, free funds flow, discretionary free funds flow (deficit), net debt, total debt, and last-in, first-out (LIFO) inventory valuation methodology and related per share or per barrel amounts or metrics that contain such measures – are not prescribed by generally accepted accounting principles (GAAP). Adjusted operating earnings (loss), Oil Sands operations cash operating costs, Fort Hills cash operating costs, Syncrude cash operating costs and LIFO inventory valuation methodology are defined in the Advisories – Non-GAAP and Other Financial Measures section of this MD&A and reconciled to the most directly comparable GAAP measures in the Financial Information and Segment Results and Analysis sections of this MD&A. ROCE, ROCE excluding impairments and impairment reversals, price realizations, adjusted funds from (used in) operations, free funds flow, discretionary free funds flow (deficit), net debt, total debt, refining and marketing margin, and refining operating expense are defined and reconciled, where applicable, to the most directly comparable GAAP measures in the Advisories – Non-GAAP and Other Financial Measures section of this MD&A.

Beginning in the fourth quarter of 2021, the company changed the label of operating earnings (loss) and funds from (used in) operations to adjusted operating earnings (loss) and adjusted funds from (used in) operations, respectively, to better distinguish the non-GAAP financial measures from the comparable GAAP measures and better reflect the purpose of the measures. The composition of the measures remains unchanged and therefore no prior periods were revised.

Measurement Conversions

Crude oil and natural gas liquids volumes have been converted to mcfe on the basis of one bbl to six mcf in this MD&A. Also, certain natural gas volumes have been converted to boe or mboe on the same basis. Refer to the Advisories – Measurement Conversions section of this MD&A.

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Risks and Forward-Looking Information

The company’s business, reserves, financial condition and results of operations may be affected by a number of factors, including, but not limited to, the factors described in the Risk Factors section of this MD&A.

This MD&A contains certain forward-looking statements and forward-looking information (collectively, forward-looking statements) within the meaning of applicable Canadian and U.S. securities laws and other information based on Suncor’s current expectations, estimates, projections and assumptions. Forward-looking statements are subject to a number of risks and uncertainties, including those discussed in this MD&A and Suncor’s other disclosure documents filed with Canadian securities regulatory authorities and the SEC, many of which are beyond the company’s control. Readers are cautioned that actual results may differ materially from those expressed or implied by forward-looking statements contained herein. Refer to the Advisories – Forward-Looking Information section of this MD&A for information on the material risk factors and assumptions underlying the forward-looking statements contained herein.

1. Financial and Operating Summary

Financial Summary

Year ended December 31 ($ millions, except per share amounts)	2022	2021	2020
Gross revenues	62 907	41 133	24 900
Royalties	(4 571)	(2 001)	(238)
Operating revenues, net of royalties	58 336	39 132	24 662
Net earnings (loss)	9 077	4 119	(4 319)
per common share – basic (dollars)	6.54	2.77	(2.83)
per common share – diluted (dollars)	6.53	2.77	(2.83)
Adjusted operating earnings (loss)(1)(2)(3)	11 566	3 805	(2 213)
per common share(4)	8.34	2.56	(1.45)
Adjusted funds from operations(1)(2)	18 101	10 257	3 876
per common share(4)	13.05	6.89	2.54
Cash flow provided by operating activities	15 680	11 764	2 675
per common share(4)	11.30	7.91	1.75
Dividends paid on common shares	2 596	1 550	1 670
per common share(4)	1.88	1.05	1.10
Weighted average number of common shares in millions – basic	1 387	1 488	1 526
Weighted average number of common shares in millions – diluted	1 390	1 489	1 526
ROCE(1) (%)	19.4	8.6	(6.9)
ROCE excluding impairments and impairment reversals(1) (%)	22.9	8.2	(2.9)
Capital expenditures(5)(6)	4 819	4 411	3 806
Asset sustainment and maintenance	3 315	3 057	2 388
Economic investment	1 504	1 354	1 418
Free funds flow (deficit)(1)	13 114	5 702	(50)
Balance sheet (at December 31)
Total assets	84 618	83 739	84 616
Net debt(1)	13 639	16 149	19 814
Total long-term liabilities(7)	32 382	36 726	38 310
(1)	Non-GAAP financial measures or contains non-GAAP financial measures. See the Advisories – Non-GAAP and Other Financial Measures section of this MD&A.
(2)	Beginning in the fourth quarter of 2021, the company revised the label of operating earnings (loss) and funds from (used in) operations to adjusted operating earnings (loss) and adjusted funds from (used in) operations, respectively, to better distinguish the non-GAAP financial measures from the comparable GAAP measures and better reflect the purpose of the measures. The composition of the measures remains unchanged and therefore no prior periods were revised.
(3)	Beginning in 2021, the company revised its calculation of adjusted operating earnings (loss), a non-GAAP financial measure, to exclude unrealized (gains) losses on derivative financial instruments that are recorded at fair value in other income (loss) to better align the earnings impact of the activity with the underlying items being risk-managed. Prior period comparatives have been revised to reflect this change.
(4)	Represented on a basic per share basis.
(5)	Excludes capitalized interest of $168 million in 2022, $144 million in 2021 and $120 million in 2020.
(6)	Excludes capital expenditures related to assets held for sale of $133 million in 2022.
(7)	Includes long-term debt, long-term lease liabilities, other long-term liabilities, provisions and deferred income taxes.

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Operating Summary

Year ended December 31	2022	2021	2020
Production volumes
Oil Sands - Upgraded - net SCO and diesel (mbbls/d)	480.0	468.6	466.2
Oil Sands - Non-upgraded bitumen (mbbls/d)	185.2	175.6	127.2
Exploration and Production (mboe/d)	78.0	87.5	101.7
Total	743.2	731.7	695.1
Average price realizations(1)(2) ($/boe)
Upgraded – net SCO and diesel	118.88	77.73	43.83
Non-upgraded bitumen	84.63	53.80	22.37
Oil Sands crude sales basket (all products)	109.57	70.96	39.29
Exploration and Production Canada	128.07	84.70	49.69
Exploration and Production International(3)	126.61	82.16	50.28
Refinery crude oil processed (mbbls/d)	433.2	415.5	407.0
Refinery utilization(4) (%)
Eastern North America	93	91	91
Western North America	93	87	86
Total	93	89	88
Refining and marketing gross margin - FIFO(1) ($/bbl)	55.85	36.85	25.30
Refining and marketing gross margin - LIFO(1) ($/bbl)	54.45	30.90	28.65
(1)	Contains non-GAAP financial measures. See the Advisories – Non-GAAP and Other Financial Measures section of this MD&A.
(2)	Net of transportation costs, but before royalties.
(3)	Exploration and Production International price realizations include the company's U.K. and Norway assets and exclude Libya for all periods presented.
(4)	Refinery utilization is the amount of crude oil run through crude distillation units, expressed as a percentage of the nameplate capacity of these units. The Edmonton refinery crude processing capacity increased to 146,000 bbls/d in 2021 from 142,000 bbls/d in 2020.

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Segment Summary

Year ended December 31 ($ millions)	2022	2021	2020
Earnings (loss) before income taxes(1)
Oil Sands	5 633	2 825	(5 238)
Exploration and Production	3 221	1 791	(1 089)
Refining and Marketing	5 694	2 867	1 167
Corporate and Eliminations	(2 232)	(1 913)	(937)
Income tax (expense) recovery	(3 239)	(1 451)	1 778
Net earnings (loss)	9 077	4 119	(4 319)
Adjusted operating earnings (loss)(1)(2)(3)
Oil Sands	9 042	2 829	(3 214)
Exploration and Production	2 494	1 343	30
Refining and Marketing	5 687	2 857	1 189
Corporate and Eliminations	(1 503)	(1 778)	(1 249)
Income tax (expense) recovery included in adjusted operating earnings	(4 154)	(1 446)	1 031
Total	11 566	3 805	(2 213)
Adjusted funds from (used in) operations(1)(2)
Oil Sands	13 831	7 575	1 341
Exploration and Production	3 178	1 951	1 118
Refining and Marketing	6 561	3 831	2 033
Corporate and Eliminations	(1 240)	(1 705)	(1 275)
Current income tax (expense) recovery	(4 229)	(1 395)	659
Total	18 101	10 257	3 876
Change in non-cash working capital	(2 421)	1 507	(1 201)
Cash flow provided by operating activities	15 680	11 764	2 675
(1)	Beginning in 2022, to align with how management evaluates segment performance, the company revised its segment presentation to reflect segment results before income tax expense and present tax at a consolidated level. This presentation change has no effect on consolidated net earnings (loss), adjusted operating earnings (loss) and adjusted funds from (used in) operations. Comparative periods have been revised to reflect this change. See the Income Tax section of this MD&A for a discussion on income taxes.
(2)	Non-GAAP financial measures. See the Advisories – Non-GAAP and Other Financial Measures section of this MD&A.
(3)	Beginning in 2021, the company revised its calculation of adjusted operating earnings (loss), a non-GAAP financial measure, to exclude unrealized (gains) losses on derivative financial instruments that are recorded at fair value in other income (loss) to better align the earnings impact of the activity with the underlying items being risk-managed. Prior period comparatives have been revised to reflect this change.

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2. Suncor Overview

Suncor is an integrated energy company headquartered in Calgary, Alberta, Canada. Suncor’s operations include oil sands development, production and upgrading; offshore oil and gas; petroleum refining in Canada and the U.S.; and the company’s Petro-Canada™ retail and wholesale distribution networks (including Canada’s Electric Highway™, a coast-to-coast network of fast-charging electric vehicle stations). Suncor is developing petroleum resources while advancing the transition to a low-emissions future through investments in power, renewable fuels and hydrogen. Suncor also conducts energy trading activities focused principally on marketing and trading crude oil, natural gas, byproducts, refined products and power. Suncor has been recognized for its performance and transparent reporting on the Dow Jones Sustainability World Index, FTSE4Good Index and CDP. Suncor’s common shares (symbol: SU) are listed on the Toronto Stock Exchange (TSX) and the New York Stock Exchange (NYSE).

For a description of Suncor’s business segments, refer to the Segment Results and Analysis section of this MD&A.

Suncor’s Strategy

Delivering competitive and sustainable returns to shareholders is a top priority of the company. We aim to maximize shareholder returns by focusing on safety above all else, operational excellence, capital discipline through pragmatic investments in high-value projects, and our commitment to environmental stewardship and sustainability. We believe that our commitment to capital discipline, our balance sheet strength and financial health provide the foundation for our capital allocation framework, supporting long-term value creation and increasing returns to shareholders. We believe that Suncor is well positioned to execute on its strategy and priorities due to the company’s competitive advantages: a unique, physically integrated portfolio with scale and strength; our regional oil sands advantage, including an industry-leading long-life, low-decline oil sands reserves base; an offshore business that provides geographically diversified cash flow; a highly efficient, tightly integrated downstream business supported by competitive sales channels; and our investment in sustainability, technology and innovation.

Key components of Suncor’s strategy include:

●	Optimize value through integration and secured market access – From the ground to the gas station, Suncor optimizes profit along each step of the value chain, through the regional scale and strength of the company’s Oil Sands assets and the integration of its upstream assets with its midstream and refining assets. Our scale, broad asset base and operational flexibility allow us to optimize the production of higher-value synthetic crude oil (SCO) in the upstream business, while our extensive logistics assets, marketing expertise and sales channels drive additional value as equity barrels move down the value chain. Through this midstream and marketing network, the company maximizes its crude production and refinery utilization by securing sales outlets and receiving global-based pricing for the majority of its production.
●	Optimize asset portfolio – The company is focused on maximizing value through its core business. To enable greater fit and focus and optimize its portfolio around its core assets, driving additional value, the company is streamlining its asset portfolio. In 2022, the company completed the sale of its Exploration and Production (E&P) assets in Norway and subsequent to 2022, reached an agreement for the sale of its U.K. E&P portfolio, which is expected to close in mid-2023. Subsequent to 2022, the company also completed the sale of its wind and solar assets and completed the acquisition of additional working interest in the Fort Hills Project (Fort Hills), an asset that is core to Suncor’s integrated model, increasing the company’s and its affiliate’s total aggregate working interest to 68.76%.
●	Drive value through high-return investments – Suncor is focused on pursuing high-return projects and investments that are aligned with our core capabilities and are expected to create long-term value for the company. Suncor’s significant long-life, low-decline reserves base, combined with our industry expertise, allows the company to execute margin improvement strategies, such as tailings technology advancements, incremental debottlenecking and progressing opportunities to further increase the integration and flexibility of our operations. The company also continues to progress technologies to help improve safety, productivity and reliability and investments to accelerate progress towards our net-zero greenhouse gas (GHG) emissions objective, such as the replacement of the coke-fired boilers at Oil Sands Base with a cogeneration facility.
●	Maximize value through operational excellence and reliability – Suncor aims to get the most out of its assets through a focus on operational excellence, which means operating in a way that is safe, reliable, cost-efficient and environmentally responsible, while continuing to practise capital discipline. The company is focused on leveraging its

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scale and integrated model to drive cost and capital efficiency and maximize margin capture. Looking ahead, the primary focus for cost management will be to continue efforts to sustainably reduce controllable operating costs by leveraging the company’s regional scale and standardized processes to drive cost efficiency and reliability improvements, and leveraging its integrated operations to improve the scope, duration and sequencing of turnarounds.
●	Technology and people-enabled – Suncor is focused on leveraging technologies to improve the safety, productivity, reliability and environmental performance of the company. We believe that the continuing implementation of digital technologies and analytics will facilitate the transition to the workplace of the future, bolster operational excellence, including improved safety performance, and drive additional value. Investments in new technologies that leverage Suncor’s existing capabilities, and provide new sustainable energy sources, are also key to Suncor’s net-zero GHG objective.
●	Continue to be an industry leader in sustainable development and the global energy expansion – Suncor’s integrated approach to sustainability includes leadership and industry collaboration in environmental performance, enhanced social responsibility, underpinned by our commitment to creating value for our stakeholders. Our objective is to be a net-zero GHG emissions company by 2050 and we have set ambitious near-term goals to reduce emissions across our value chain. We aim to reduce emissions across our base business, grow our low-emissions energy business and work with others to reduce industry emissions. Suncor plans to achieve these objectives by making pragmatic and economic investments that are synergistic with our core capabilities and assets, including investments in hydrogen and renewable fuels. In support of Suncor’s ambition to be net-zero GHG emissions by 2050, the company works collaboratively with industry peers through the Pathways Alliance and also with federal and provincial governments.

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2022 Highlights

In 2022, Suncor generated record adjusted funds from operations(1) of $18.1 billion, or $13.05 per common share, outperforming the previous annual per share record from 2019 by nearly 90%.

●	In 2022, Suncor generated $18.101 billion in adjusted funds from operations, or $13.05 per common share, compared to $10.257 billion, or $6.89 per common share, in the prior year. Cash flow provided by operating activities, which includes changes in non-cash working capital, was $15.680 billion, or $11.30 per common share, in 2022, compared to $11.764 billion, or $7.91 per common share, in the prior year. The increased cash flows were a result of strong benchmark pricing in the upstream and strong benchmark crack spreads in the downstream, resulting in the company capturing significant value on both ends of its integrated model.
●	Suncor generated record adjusted operating earnings(1) of $11.566 billion in 2022, or $8.34 per share, compared to $3.805 billion, or $2.56 per share, in the prior year. Net earnings were $9.077 billion in 2022, or $6.54 per common share, compared to $4.119 billion, or $2.77 per common share, in the prior year.
●	The company achieved approximately $865 million of incremental free funds flow by the end of 2022 through the implementation of digital, process and technology initiatives.

Suncor delivered on its capital allocation framework in 2022, returning a record $7.7 billion to its shareholders, including two dividend increases during the year, while reducing net debt(1) by approximately $3.2 billion excluding the impacts of a $729 million unrealized foreign exchange loss on the revaluation of U.S. dollar denominated debt.

●	In 2022, Suncor returned a total of approximately $7.7 billion of value to its shareholders, compared to approximately $3.9 billion in the prior year. Record shareholder returns in 2022 included approximately $2.6 billion of dividends paid and approximately $5.1 billion in share repurchases. In 2022, the company repurchased a record 116.9 million common shares at an average price of $43.92 per common share, or the equivalent of 8.1% of its issued and outstanding common shares as at December 31, 2021.
●	Demonstrating management’s confidence in the company’s ability to generate sustainable and increasing cash flows, the company increased its dividend per share twice in 2022, most recently in the fourth quarter, to $0.52 per share, which represents a 23.8% increase over the fourth quarter of 2021 dividend and the highest quarterly dividend per share in the company’s history.
●	In 2022, the company reduced net debt by approximately $3.2 billion excluding the impacts of a $729 million unrealized foreign exchange loss on the revaluation of U.S. dollar denominated debt, representing a net debt reduction of over $2.5 billion. The significant debt reduction provides ongoing balance sheet flexibility, reduces long-term financing costs and demonstrates the company’s commitment to reducing net debt.
●	Subsequent to 2022, the Board approved a renewal of the company’s normal course issuer bid (NCIB) for the repurchase of up to 10% of Suncor’s public float as at February 3, 2023, over a twelve-month period, and concurrently, the TSX accepted a notice filed by Suncor to renew its NCIB in respect of the repurchase of such shares.

(1)	Non-GAAP financial measure. See the Advisories – Non-GAAP and Other Financial Measures section of this MD&A.

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In 2022, in alignment with Suncor’s strategy to maximize value through its core business, Suncor streamlined its portfolio to enable greater fit and focus and drive long-term value for its shareholders.

●	In 2022, the company completed the sale of its E&P assets in Norway for gross proceeds of approximately $430 million, before closing adjustments and other closing costs. Subsequent to 2022, the company reached an agreement for the sale of its U.K. E&P portfolio for gross proceeds of approximately $1.2 billion, including a contingent consideration of approximately $338 million, before closing adjustments and other closing costs. The sale is pending regulatory approval and is expected to close in mid-2023. Subsequent to 2022, the company also completed the sale of its wind and solar assets. These disciplined decisions enable the company to allocate resources to core assets and maximize shareholder returns.
●	Subsequent to 2022, the company completed the acquisition of an additional 14.65% working interest in Fort Hills from Teck Resources Limited (Teck) for $688 million, before working capital and other closing adjustments, bringing the company’s and its affiliate’s total aggregate working interest in Fort Hills to 68.76%. The transaction meets Suncor’s return objectives and builds upon the company’s strategy to optimize its portfolio around its core assets and integrated model, while leveraging its regional oil sands advantage.
●	In 2022, as a result of a comprehensive strategic review of its downstream retail business, Suncor announced that it will retain and continue to improve and optimize the Petro-Canada™ retail business.

Oil Sands delivered record annual adjusted funds from operations of $13.8 billion, and the second highest production in the company’s history, including strong SCO production, as the company maximized value through leveraging the strength and flexibility of its integrated operations.

●	In 2022, for the second consecutive year, Oil Sands delivered record annual adjusted funds from operations of $13.831 billion, compared to $7.575 billion in 2021, an increase of nearly 85%. Oil Sands adjusted operating earnings increased to $9.042 billion in 2022, compared to $2.829 billion in the prior year, and Oil Sands earnings before income taxes(1) increased to $5.633 billion in 2022, compared to $2.825 billion in the prior year.
●	In 2022, Suncor delivered total Oil Sands production of 665,200 bbls/d, compared to 644,200 bbls/d in 2021. SCO production increased to 480,000 bbls/d in 2022, compared to 468,600 bbls/d in the prior year. SCO production in 2022 reflects the second highest in the company’s history, driven by combined upgrader utilization of 89%, compared to 87% in the prior year. Syncrude delivered record mine bitumen production in 2022, with both strong SCO production and by capitalizing on the company’s regional integration through transfers on the interconnecting pipelines between Oil Sands Base and Syncrude. Non-upgraded bitumen production increased to 185,200 bbls/d in 2022, compared to 175,600 bbls/d in the prior year, due to increased production from Fort Hills and strong performance from the company’s In Situ assets.

The company strengthened its focus on its East Coast E&P assets, restarting development activities on the West White Rose Project, and progressing the Terra Nova Asset Life Extension Project, both of which are expected to deliver significant returns, cash flow and long-term value to shareholders.

●	Driven by significantly higher realized crude prices in 2022, E&P adjusted funds from operations increased to $3.178 billion in the current year, compared to $1.951 billion in the prior year. E&P adjusted operating earnings increased to $2.494 billion in 2022, compared to $1.343 billion in the prior year, and E&P earnings before income taxes increased to $3.221 billion in 2022, compared to $1.791 billion in the prior year.
●	In 2022, Suncor and the joint venture owners restarted the West White Rose Project, which is expected to extend the production life of the White Rose field, providing long-term value for the company. As a result of the restart decision, Suncor increased its ownership in the White Rose assets by an additional 12.5% to approximately 39%.
●	At Terra Nova, investment in the Terra Nova Floating, Production, Storage and Offloading (FPSO) facility related to the Asset Life Extension (ALE) Project was substantially progressed in 2022, and the asset has returned to Canada, with a safe return to production expected in the second quarter of 2023.

(1)	Beginning in 2022, to align with how management evaluates segment performance, the company revised its segment presentation to reflect segment results before income tax expense and present tax at a consolidated level. This presentation change has no effect on consolidated net earnings (loss), adjusted operating earnings (loss) and adjusted funds from (used in) operations. Comparative periods have been revised to reflect this change. See the Income Tax section of this MD&A for a discussion on income taxes.

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Suncor’s Refining and Marketing (R&M) segment delivered record adjusted funds from operations in 2022, supported by its reliable and industry-leading refinery utilization rates and its secured sales channels.

●	R&M delivered record adjusted funds from operations of $6.561 billion in 2022, compared to $3.831 billion in 2021, outperforming the last R&M annual record in 2018 by nearly 35%. In 2022, R&M generated $6.791 billion in adjusted funds from operations, excluding the impacts of a $230 million first-in, first-out (FIFO) gain,(1) compared to $4.803 billion in 2021, excluding the impacts of a $972 million FIFO gain. R&M adjusted operating earnings increased to $5.687 billion in 2022, compared to $2.857 billion in the prior year, and R&M earnings before income taxes increased to $5.694 billion in 2022, compared to $2.867 billion in the prior year.
●	Suncor leveraged its refinery product mix, midstream logistics flexibility, strong domestic sales network including integration with its retail network, export capabilities and storage capacity to deliver refinery crude throughput of 433,200 bbls/d in 2022, and industry-leading utilization rates of 93%, compared to 415,500 bbls/d and 89% in the prior year. The company’s Canadian refineries outperformed the Canadian refining utilization industry average by nearly 5%(2) during the year.

The company progressed its objective of being a net-zero GHG emissions company by 2050 and strengthened its focus on areas of energy expansion that are complementary to its base business and leverage its existing core capabilities.

●	In 2022, the company reached an agreement for the sale of its wind and solar assets for gross proceeds of approximately $730 million, before closing adjustments and other closing costs. The sale was completed in the first quarter of 2023. The sale of its wind and solar assets was in support of the company’s strategy to focus on areas of energy expansion that are more complementary to its base business, with an emphasis on hydrogen and renewable fuels, and ongoing strategic investments in low-carbon power.
●	To help reach Suncor’s strategic objective to be net-zero by 2050, the company has continued to work collaboratively with industry peers through the Pathways Alliance and with federal and provincial governments during 2022. Significant progress has been achieved to advance the Alliance’s foundational carbon capture project and, subsequent to 2022, the Pathways Alliance was awarded exploratory rights from the Government of Alberta for the proposed carbon capture and storage hub to safely and permanently store CO2 captured from over 20 oil sands facilities in northern Alberta.

(1)	The estimated impact of the LIFO method is a non-GAAP financial measure. FIFO inventory valuation includes the impact of commodity risk management activities. See the Advisories – Non-GAAP and Other Financial Measures section of this document.
(2)	Source: Canada Energy Regulator – https://www.cer-rec.gc.ca/en/data-analysis/energy-commodities/crude-oil-petroleum-products/statistics/weekly-crude-run-summary-data/index.html.

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3. Financial Information

Net Earnings

Suncor’s net earnings in 2022 were $9.077 billion, compared to $4.119 billion in 2021. Net earnings were impacted by the same factors that influenced adjusted operating earnings, which are described below. Other items affecting net earnings in 2022 and 2021 included:

●	An unrealized foreign exchange loss on the revaluation of U.S. dollar denominated debt of $729 million recorded in financing expenses in 2022, compared to a gain of $113 million in 2021.
●	In 2022, in connection with the company entering into a conditional agreement to acquire Teck’s interest in Fort Hills, as well as updates to the Fort Hills long-range plan including production and operating cost plans, the company recorded a non-cash impairment of $3.397 billion against its share of the Fort Hills assets in the Oil Sands segment. Also in 2022, as a result of the decision to restart the West White Rose Project, the company recorded a non-cash impairment reversal of $715 million on its share of the White Rose assets in the E&P segment, and, as a result of the company’s expected sale of its E&P assets in Norway, and the subsequently reached agreement for such sale, the company recorded a non-cash impairment of $70 million against its share of its assets in Norway.
●	In 2022, the recognition of $147 million of property damage insurance proceeds recorded in other income related to the company’s assets in Libya in the E&P segment.
●	A $65 million foreign exchange loss in 2022 related to the sale of the company’s share of its assets in Norway in the E&P segment.
●	In 2021, the company recorded a non-cash impairment reversal of $221 million against its share of the Terra Nova assets, in the E&P segment, as a result of the decision to proceed with the Terra Nova ALE Project and the benefit of royalty and financial support from the Government of Newfoundland and Labrador.
●	A gain of $227 million in 2021 on the sale of the company’s interest in the Golden Eagle Area Development in the E&P segment.
●	A restructuring charge of $168 million in 2021 related to workforce reductions, recorded in operating, selling and general expenses in the Corporate and Eliminations segment.
●	A loss of $80 million in 2021 in connection with the early repayment of long-term debt, recorded in financing expenses in the Corporate and Eliminations segment.
●	An income tax recovery excluded from adjusted operating earnings of $915 million in 2022, compared to an expense of $5 million in 2021.

ANNUAL REPORT 2022 SUNCOR ENERGY INC. 11

Adjusted Operating Earnings (Loss)

Consolidated Adjusted Operating Earnings (Loss) Reconciliation(1)(2)

Year ended December 31 ($ millions)	2022	2021	2020
Net earnings (loss)	9 077	4 119	(4 319)
Unrealized foreign exchange loss (gain) on U.S. dollar denominated debt	729	(113)	(312)
Unrealized loss (gain) on risk management activities(2)	5	(6)	39
Asset impairment (reversal)(3)	2 752	(221)	2 940
Recognition of insurance proceeds	(147)	—	—
Loss (gain) on significant disposal	65	(227)	—
Restructuring charge	—	168	—
Loss on early repayment of long-term debt	—	80	—
Provision for pipeline project(4)	—	—	186
Income tax (recovery) expense excluded from adjusted operating earnings(5)	(915)	5	(747)
Adjusted operating earnings (loss)(1)(2)	11 566	3 805	(2 213)
(1)	Non-GAAP financial measure. All reconciling items are presented on a before-tax basis and adjusted for income taxes in the income tax (recovery) expense on adjusted operating earnings adjustments line. See the Advisories – Non-GAAP and Other Financial Measures section of this MD&A.
(2)	Beginning in 2021, the company revised its calculation of adjusted operating earnings (loss), a non-GAAP financial measure, to exclude unrealized (gains) losses on derivative financial instruments that are recorded at fair value in other income (loss) to better align the earnings impact of the activity with the underlying items being risk-managed. Prior period comparatives have been revised to reflect this change.
(3)	In 2020, the company recorded non-cash impairment charges of $1.821 billion on its share of the Fort Hills assets, in the Oil Sands segment, and $1.119 billion against its share of the White Rose and Terra Nova assets, in the E&P segment, due to a decline in forecasted crude oil prices in 2020 as a result of decreased global demand due to the impacts of the COVID-19 pandemic, the high degree of uncertainty surrounding the future of the West White Rose Project and changes to their respective capital, operating and production plans.
(4)	In 2020, the company recorded a provision to transportation expense for $186 million related to the Keystone XL pipeline project in the Oil Sands segment.
(5)	In 2022, income tax (recovery) expense excluded from adjusted operating earnings includes a deferred income tax recovery of $171 million related to the anticipated sale of the company’s U.K. E&P portfolio and a current income tax recovery of $39 million related to the sale of its wind and solar assets.

(1)	For an explanation of the construction of this bridge analysis, see the Advisories – Non-GAAP and Other Financial Measures section of this MD&A.
(2)	All reconciling items are presented on a before-tax basis and adjusted for income taxes in the Income Tax bridge factor.
(3)	The bridge factor for Inventory Valuation is comprised of changes in the FIFO inventory valuation and short-term commodity risk management activities reported in the R&M segment, and changes in the intersegment elimination of profit reported in the Corporate and Eliminations segment.

Suncor’s consolidated adjusted operating earnings increased to $11.566 billion in 2022, compared to $3.805 billion in the prior year. The increase in adjusted operating earnings in 2022 was primarily due to significantly higher crude oil and refined production realizations compared to the prior year, reflecting the improved business environment, and higher overall crude production and refinery throughput. These factors were partially offset by an increase in income taxes associated with increased earnings, increased royalties associated with higher crude price realizations, and increased operating and transportation expenses. Adjusted operating earnings were also impacted by a smaller strengthening in benchmark pricing in 2022 compared to the prior year, resulting in a net unfavourable inventory valuation change of $742 million on crude feedstock costs.

12 ANNUAL REPORT 2022 SUNCOR ENERGY INC.

Adjusted Funds from Operations and Cash Flow Provided by Operating Activities

Adjusted funds from operations for 2022 were $18.101 billion, compared to $10.257 billion in 2021, and were impacted by the same factors as adjusted operating earnings described above.

Cash flow provided by operating activities, which includes changes in non-cash working capital, was $15.680 billion in 2022, compared to $11.764 billion in 2021. In addition to the factors noted above, cash flow provided by operating activities was further impacted by a use of cash in working capital in the current year, compared to a source of cash in the prior year. The use of cash in 2022 was primarily due to an increase in accounts receivable and inventory balances related to the increase in commodity prices and crude oil price realizations in 2022, partially offset by an increase in accounts payable and accrued liabilities.

Results for 2021 Compared with 2020

Suncor’s net earnings in 2021 were $4.119 billion, compared to a net loss of $4.319 billion in 2020. Net earnings (loss) were impacted by the same factors impacting adjusted operating earnings (loss) described below, as well as the net earnings adjustments impacting 2021 and 2020, which are described in detail above.

Suncor’s consolidated adjusted operating earnings increased to $3.805 billion in 2021, compared to an adjusted operating loss of $2.213 billion in the prior year. In 2021, crude oil and refined production realizations increased significantly compared to the prior year, which was significantly impacted by the COVID-19 pandemic and an increase in OPEC+ crude supply. The improving business environment in 2021 also resulted in a net favourable inventory valuation change on crude feedstock costs. Adjusted operating earnings in 2021 were also favourably impacted by higher overall crude production and refinery throughput compared to the prior year.

These factors were partially offset by an increase in royalties, primarily associated with higher crude price realizations, and increased operating and transportation expenses. The prior year adjusted operating loss was negatively impacted by the significant decline in transportation fuel demand and a net inventory valuation loss, partially offset by cost reductions in response to the COVID-19 pandemic.

Adjusted funds from operations for 2021 were $10.257 billion, compared to $3.876 billion in 2020, and were impacted by the same factors as adjusted operating earnings (loss) described above.

Cash flow provided by operating activities, which includes changes in non-cash working capital, was $11.764 billion in 2021, compared to $2.675 billion in 2020, reflecting a source of cash in working capital in 2021, compared to a use of cash in 2020. The source of cash in 2021 was primarily due to a net increase in taxes payable related to the company’s 2021 income tax expenses, payable in early 2022, receipt of the company’s 2020 federal income tax refund and an increase in accounts payable and accrued liabilities, partially offset by an increase in accounts receivable related to an increase in crude oil price realizations during the year.

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Business Environment

Commodity prices, refining crack spreads and foreign exchange rates are important factors that affect the results of Suncor’s operations.

Average for the year ended December 31	2022	2021	2020
WTI crude oil at Cushing (US$/bbl)	94.25	67.95	39.40
Dated Brent Crude (US$/bbl)	101.20	70.75	41.65
Dated Brent/Maya crude oil FOB price differential (US$/bbl)	15.50	6.85	6.35
MSW at Edmonton (Cdn$/bbl)	120.10	80.30	45.60
WCS at Hardisty (US$/bbl)	75.95	54.90	26.85
Light/heavy differential for WTI at Cushing less WCS at Hardisty (US$/bbl)	(18.30)	(13.05)	(12.55)
SYN-WTI differential (US$/bbl)	4.45	(1.65)	(3.15)
Condensate at Edmonton (US$/bbl)	93.75	68.25	37.15
Natural gas (Alberta spot) at AECO (Cdn$/GJ)	5.10	3.45	2.10
Alberta Power Pool Price (Cdn$/MWh)	162.45	101.95	46.70
New York Harbor 2-1-1 crack(1) (US$/bbl)	47.00	19.40	11.75
Chicago 2-1-1 crack(1) (US$/bbl)	38.10	17.75	8.05
Portland 2-1-1 crack(1) (US$/bbl)	51.35	23.15	14.05
Gulf Coast 2-1-1 crack(1) (US$/bbl)	40.40	18.00	9.90
U.S. Renewable Volume Obligation (US$/bbl)	7.75	6.80	2.50
Exchange rate (US$/Cdn$)	0.77	0.80	0.75
Exchange rate (end of period) (US$/Cdn$)	0.74	0.79	0.78
(1)

2-1-1 crack spreads are indicators of the refining margin generated by converting two barrels of WTI into one barrel of gasoline and one barrel of diesel. The crack spreads presented here generally approximate the regions into which the company sells refined products through retail and wholesale channels.

In 2022, crude oil and crack spread benchmarks significantly improved compared to the prior year and were impacted by increased demand in addition to supply uncertainty related to the ongoing geopolitical conflict. Commodity market volatility increased during 2022, due to economic concerns regarding rising interest rates, inflationary pressures and future economic growth.

Suncor’s sweet SCO price realizations are influenced primarily by the price of WTI at Cushing and by the supply and demand for sweet SCO from Western Canada. Sweet SCO price realizations in 2022 reflected an increase in WTI at Cushing, which averaged US$94.25/bbl compared to US$67.95/bbl in the prior year, and also reflected favourable SYN-WTI differentials. Suncor also produces sour SCO, the price of which is influenced by various crude benchmarks, including, but not limited to, MSW at Edmonton and WCS at Hardisty. The price of sour SCO can also be affected by prices negotiated for spot sales. Prices for MSW at Edmonton increased to $120.10/bbl in 2022 compared to $80.30/bbl in 2021, and prices for WCS at Hardisty increased to US$75.95/bbl in 2022, from US$54.90/bbl in 2021.

Bitumen production that Suncor does not upgrade is blended with diluent or SCO to facilitate delivery through pipeline systems. Net bitumen price realizations are, therefore, influenced by both prices for Canadian heavy crude oil (WCS at Hardisty is a common reference), prices for diluent (Condensate at Edmonton) and SCO. Bitumen price realizations can also be affected by bitumen quality premiums and discounts, as well as spot sales, and the price differential between Hardisty, Alberta, and U.S. Gulf Coast benchmarks.

The company leverages the expertise of its marketing and logistics business to optimize midstream capacity to the U.S. Gulf Coast and this is reflected in bitumen and sour SCO price realizations. Bitumen prices were unfavourably impacted by the widening of heavy crude oil differentials in 2022 compared to 2021 but were higher on an absolute basis due to the increase in WTI prices.

Suncor’s price realizations for production from E&P Canada and E&P International assets are influenced primarily by the price for Brent crude, which increased to US$101.20/bbl in 2022, compared to US$70.75/bbl in 2021.

Suncor’s refining and marketing gross margins are primarily influenced by 2-1-1 benchmark crack spreads, which are industry indicators approximating the gross margin on a barrel of crude oil that is refined to produce gasoline and distillates. Market crack spreads are based on quoted near-month contracts for WTI and spot prices for gasoline and diesel and do not necessarily reflect the margins at a specific refinery. Suncor’s realized refining and marketing gross margins are influenced by actual crude oil feedstock costs, refinery configuration, product mix and realized market prices unique to Suncor’s refining and marketing business. In addition, U.S. regulatory renewable blending obligations influence the benchmark cracks, which may increase their volatility, while the cost of regulatory compliance is not deducted in calculating the benchmark cracks.

14 ANNUAL REPORT 2022 SUNCOR ENERGY INC.

Suncor has developed an indicative 5-2-2-1 index based on publicly available pricing data to more accurately reflect Suncor’s realized refining and marketing gross margin. This custom index is a single value representing a notional five barrels of crude oil of varying grades refined to produce two barrels each of gasoline and distillate and one barrel of secondary product to approximate Suncor’s unique set of refinery configurations; overall crude slate and product mix, location, quality and grade differentials, and the benefits of its marketing margins. The custom index is calculated by taking the product value of refined products less the crude value of refinery feedstock excluding the impact of FIFO inventory accounting methodology. The product value incorporates the New York Harbor 2-1-1 crack, Chicago 2-1-1 crack, WTI benchmarks and a seasonal factor. The seasonal factor applies an incremental US$6.50/bbl in the first and fourth quarters and US$5.00/bbl in the second and third quarters and reflects the location, quality and grade differentials for refined products sold in the company’s core markets during the winter and summer months, respectively. The crude value incorporates the SYN, WCS and WTI benchmarks.

Crack spreads are based on current crude feedstock prices, whereas actual earnings are accounted for on a FIFO basis in accordance with IFRS where a delay exists between the time that feedstock is purchased to when it is processed and when products are sold to a third party. A FIFO loss normally reflects a declining price environment for crude oil and finished products, whereas FIFO gains reflect an increasing price environment for crude oil and finished products. The company’s realized refining and marketing gross margins are also presented on a LIFO basis, which is consistent with how industry benchmarks and the Suncor 5-2-2-1 index are calculated and with how management evaluates performance.

In 2022, the New York Harbor 2-1-1 and Chicago 2-1-1 benchmark crack spreads increased compared to 2021 due to increased demand for transportation fuels and declining North American refined product inventory levels, and to compensate for increased costs associated with renewable blending regulatory obligations. The Suncor 5-2-2-1 index was US$45.30/bbl in 2022 compared to US$26.55/bbl in 2021, reflecting the significant increase in benchmark crack spreads.

The cost of natural gas used in Suncor’s Oil Sands and Refining operations is primarily referenced to Alberta spot prices at AECO. The average AECO benchmark increased to $5.10/GJ in 2022, from $3.45/GJ in the prior year.

Excess electricity produced in Suncor’s Oil Sands operations business is sold to the Alberta Electric System Operator, with the proceeds netted against the Oil Sands operations cash operating costs per barrel metric. The Alberta power pool price increased to an average of $162.45/MWh in 2022 from $101.95/MWh in the prior year.

The majority of Suncor’s revenues from the sale of oil and natural gas commodities are based on prices that are determined by or referenced to U.S. dollar benchmark prices, while the majority of Suncor’s expenditures are realized in Canadian dollars. A decrease in the value of the Canadian dollar relative to the U.S. dollar will increase the revenues received from the sale of commodities. An increase in the value of the Canadian dollar relative to the U.S. dollar will decrease revenues received from the sale of commodities. In 2022, the Canadian dollar weakened in relation to the U.S. dollar as the average exchange rate decreased to US$0.77 per one Canadian dollar from US$0.80 per one Canadian dollar in 2021. The decrease in the Canadian dollar relative to the U.S. dollar had a positive impact on price realizations for the company in 2022 when compared to 2021.

Conversely, some of Suncor’s assets and liabilities, notably approximately 75% of the company’s debt, are denominated in U.S. dollars and translated to Suncor’s reporting currency (Canadian dollars) at each balance sheet date. A decrease in the value of the Canadian dollar, relative to the U.S. dollar, from the previous balance sheet date increases the amount of Canadian dollars required to settle U.S. dollar denominated obligations, while an increase in the value of the Canadian dollar, relative to the U.S. dollar, decreases the amount of Canadian dollars required to settle U.S. dollar denominated obligations. As at December 31, 2022, the Canadian dollar weakened in relation to the U.S. dollar as the exchange rate at the end of the period decreased to US$0.74 per one Canadian dollar from US$0.79 per one Canadian dollar in the prior year. This rate decrease had a negative impact on the company’s debt balances in 2022 when compared to the prior year.

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Economic Sensitivities(1)(2)

The following table illustrates the estimated effects that changes in certain factors would have had on 2022 net earnings and adjusted funds from operations(3) if the listed changes had occurred.

	Impact on 2022	Impact on 2022
(Estimated change, in $ millions)	Net Earnings	Adjusted Funds from Operations(3)
Crude oil +US$1.00/bbl	180	180
Natural gas +Cdn$1.00/GJ(4)	(160)	(160)
2-1-1 crack spreads +US$1.00/bbl	140	140
Foreign exchange +$0.01 US$/Cdn$ related to operating activities(5)	(200)	(200)
Foreign exchange on U.S. dollar denominated debt +$0.01 US$/Cdn$	140	—
(1)	Each line item in this table shows the effects of a change in that variable only, with other variables being held consistent.
(2)	Changes for a variable imply that all such similar variables are impacted, such that Suncor’s average price realizations increase uniformly. For instance, “Crude oil +US$1.00/bbl” implies that price realizations influenced by WTI, Brent, SCO, WCS, par crude at Edmonton and condensate all increase by US$1.00/bbl.
(3)	Non-GAAP financial measure. See the Advisories – Non-GAAP and Other Financial Measures section of this MD&A.
(4)	The company’s exposure to natural gas costs is partially mitigated by increased revenue from power sales, which is not included in the above sensitivity.
(5)	Excludes the foreign exchange impact on U.S. dollar denominated debt.

16 ANNUAL REPORT 2022 SUNCOR ENERGY INC.

4. Segment Results and Analysis

Suncor has classified its operations into the following segments:

Oil Sands

Suncor’s Oil Sands segment, with assets located in the Athabasca oil sands of northeast Alberta, produces bitumen from mining and in situ operations. Bitumen is either upgraded into SCO for refinery feedstock and diesel fuel, or blended with diluent for refinery feedstock or direct sale to market through the company’s midstream infrastructure and its marketing activities. The segment includes the marketing, supply, transportation and risk management of crude oil, natural gas, power and byproducts. The Oil Sands segment includes:

●	Oil Sands operations refer to Suncor’s owned and operated mining, extraction, upgrading, in situ and related logistics, blending and storage assets in the Athabasca oil sands region. Oil Sands operations consist of:
●	Oil Sands Base operations include the Millennium and North Steepbank mining and extraction operations, integrated upgrading facilities known as Upgrader 1 and Upgrader 2, and the associated infrastructure for these assets. This infrastructure includes utilities, energy, reclamation and storage facilities, the interconnecting pipelines between Suncor’s Oil Sands Base operations and Syncrude, and the new hot bitumen transfer piping that connects Fort Hills to Oil Sands Base. Oil Sands Base also includes mining development opportunities, including interests in Base Mine Extension (100%) and Audet (100%).
●	In Situ operations include oil sands bitumen production from Firebag and MacKay River and supporting infrastructure, including central processing facilities, cogeneration units, product transportation infrastructure, diluent import capabilities, storage assets and a cooling and blending facility. In Situ also includes development opportunities that may support future in situ production, including interests in Meadow Creek (75%), Lewis (100%), OSLO (77.78%), Gregoire (100%), various interests in Chard (25% to 50%) and a non-operated interest in Kirby (10%). In Situ production is either upgraded by Oil Sands Base, or blended with diluent and marketed directly to customers.
●	Fort Hills includes Suncor’s interest in the Fort Hills mining and extraction operation, which the company operates, and the East Tank Farm Development, in which Suncor holds a 51% interest and operates. Subsequent to 2022, Suncor acquired an additional 14.65% working interest in Fort Hills from Teck, increasing the company’s and its affiliate’s total aggregate working interest to 68.76%.
●	Syncrude refers to Suncor’s 58.74% interest in the oil sands mining and upgrading operation, which the company operates.

Exploration and Production

Suncor’s E&P segment consists of offshore operations off the east coast of Canada and in the U.K. North Sea, and onshore assets in Libya and Syria. This segment also includes the marketing and risk management of crude oil and natural gas.

●	E&P Canada operations include Suncor’s 48% working interest in Terra Nova, which Suncor operates. Production at Terra Nova has been shut in since the fourth quarter of 2019. Investment in the Terra Nova FPSO facility related to the ALE Project was substantially progressed in 2022, and the asset has returned to Canada, with a safe return to production expected in the second quarter of 2023. In the second quarter of 2022, Suncor and the joint venture owners announced the decision to restart the West White Rose Project. In connection with the decision to restart the West White Rose Project, Suncor increased its interest in the White Rose assets by 12.5% to 40% in the base project and 38.6% in the extensions. Production from the West White Rose Project is expected to commence in the first half of 2026. Suncor also holds non-operated interests in Hibernia (20% in the base project and 19.485% in the Hibernia Southern Extension Unit) and Hebron (21.034%). In addition, the company holds interests in several exploration licences and significant discovery licences offshore Newfoundland and Labrador.
●	E&P International operations include Suncor’s non-operated interests in Buzzard (29.89%) and the Rosebank future development project (40%), both of which are located in the U.K. sector of the North Sea. In 2022, Suncor announced its intention to divest its U.K. assets. Subsequent to 2022, the company reached an agreement for the sale of its U.K. E&P portfolio, which is expected to close in mid-2023. In the third quarter of 2022, Suncor completed the sale of its

ANNUAL REPORT 2022 SUNCOR ENERGY INC. 17

assets in Norway, which included its 30% working interest in Oda and 17.5% working interest in the Fenja project. In addition, Suncor owns, pursuant to exploration and production sharing agreements (EPSAs), working interests in the exploration and development of oilfields in the Sirte Basin in Libya. The Libya assets continued to produce at reduced rates during 2022. The timing of a return to normal operations in Libya remains uncertain due to continued political unrest. Suncor also owns, pursuant to a production sharing contract, an interest in the Ebla gas development in Syria, which has been suspended indefinitely since 2011 due to political unrest in the country.

Refining and Marketing

Suncor’s R&M segment consists of two primary operations: the Refining and Supply and Marketing operations discussed below, as well as the infrastructure supporting the marketing, supply and risk management of refined products, crude oil, natural gas, power and byproducts. This segment also includes the trading of crude oil, refined products, natural gas and power.

●	Refining and Supply operations refine crude oil and intermediate feedstock into a wide range of petroleum and petrochemical products. Refining and Supply consists of:
●	Eastern North America operations include a 137 mbbls/d refinery located in Montreal, Quebec, and an 85 mbbls/d refinery located in Sarnia, Ontario.
●	Western North America operations include a 146 mbbls/d refinery located in Edmonton, Alberta, and 98 mbbls/d refinery in Commerce City, Colorado.
●	Other Refining and Supply assets include interests in a petrochemical plant and a sulphur recovery facility in Montreal, Quebec, product pipelines and terminals throughout Canada and the U.S., and the St. Clair ethanol plant in Ontario.
●	Marketing operations sell refined petroleum products to retail customers primarily through a combination of company-owned Petro-Canada™ locations, branded dealers in Canada and company-owned locations in the U.S. marketed under other international brands. This includes Canada’s Electric Highway™, a coast-to-coast network of fast-charging electric vehicle stations. The company’s marketing operations also sells refined petroleum products through a nationwide commercial road transportation network in Canada, and to other commercial and industrial customers, including other retail sellers, in Canada and the U.S.

Corporate and Eliminations

The Corporate and Eliminations segment includes activities not directly attributable to any other operating segment. This segment previously included renewable energy assets, which were sold in the first quarter of 2023.

●	Corporate activities include stewardship of Suncor’s debt and borrowing costs, expenses not allocated to the company’s businesses, and investments in clean technology, such as Suncor’s investment in Enerkem Inc., LanzaJet, Inc., Svante Inc., the Varennes Carbon Recycling facility, the Pathways Alliance, and the early-stage design and engineering for the proposed ATCO/Suncor hydrogen project.
●	Intersegment revenues and expenses are removed from consolidated results in Eliminations. Intersegment activity includes the sale of product between the company’s segments, primarily relating to crude refining feedstock sold from Oil Sands to R&M.

18 ANNUAL REPORT 2022 SUNCOR ENERGY INC.

Oil Sands

2022 Highlights

●	In 2022, for the second consecutive year, Oil Sands delivered record annual adjusted funds from operations of $13.831 billion, compared to $7.575 billion in 2021, an increase of nearly 85%. Oil Sands adjusted operating earnings increased to $9.042 billion in 2022, compared to $2.829 billion in the prior year, and Oil Sands earnings before income taxes increased to $5.633 billion in 2022, compared to $2.825 billion in the prior year.
●	In 2022, Suncor delivered total Oil Sands production of 665,200 bbls/d, compared to 644,200 bbls/d in 2021. SCO production increased to 480,000 bbls/d in 2022, compared to 468,600 bbls/d in the prior year. SCO production in 2022 reflects the second highest in the company’s history, driven by combined upgrader utilization of 89%, compared to 87% in the prior year. Syncrude delivered record mine bitumen production in 2022, with both strong SCO production and by capitalizing on the company’s regional integration through transfers on the interconnecting pipelines between Oil Sands Base and Syncrude. Non-upgraded bitumen production increased to 185,200 bbls/d in 2022, compared to 175,600 bbls/d in the prior year, due to increased production from Fort Hills and strong performance from the company’s In Situ assets.
●	Subsequent to 2022, the company completed the acquisition of an additional 14.65% working interest in Fort Hills from Teck for $688 million, before working capital and other closing adjustments, bringing the company’s and its affiliate’s total aggregate working interest in Fort Hills to 68.76%. The transaction meets Suncor’s return objectives and builds upon the company’s strategy to optimize its portfolio around its core assets and integrated model, while leveraging its regional oil sands advantage.

Strategy and Investment Update

Suncor has developed a unique asset base within the Athabasca oil sands, holding one of the largest resource positions in the area, and has established a regional advantage of scale and physical integration that the company seeks to leverage to maximize the value of its production volumes. The Oil Sands regional advantage is strengthened by the company’s marketing and trading expertise, including its midstream and logistics network, which secures market access, optimizes price realizations and limits the impacts of external market factors, including pipeline disruptions, lack of egress or outages at refining customers.

Looking ahead, the company intends to continue to leverage its regional advantage by coordinating maintenance across its assets, leveraging economies of scale and utilizing the connectivity of its assets. In 2022, the company completed and commissioned the PFT hot bitumen transfer piping which enables transfers of up to 60,000 bbls/d of PFT from Fort Hills to upgrading at Oil Sands Base. This transfer piping, along with the interconnecting pipelines between Oil Sands Base and Syncrude, provide increased flexibility and optionality, supporting the company’s ability to maximize the value of its barrels as well as minimize the impacts of maintenance or other internal and external market factors. The company continues to progress opportunities to further increase the connectivity and flexibility of its regional assets.

2022 was the company’s first year of utilizing a new regional services central turnaround team to standardize turnaround execution and delivery, drive continuous improvement, and focus on reducing planned downtime in the years ahead. Looking forward, the company intends to leverage its regional scale and standardized services to drive cost efficiency and reliability improvements while leveraging its integrated operations to improve the scope, duration and sequencing of turnarounds.

The company is committed to delivering safe, reliable, low-cost production, while moving forward in the areas of technology innovation and environmental sustainability. Suncor is laser focused on driving improved safety performance across the company, specifically in its mine, tailings and drilling operations, as well as driving improved operational performance at its Oil Sands assets. The company is focused on the execution of clear and accelerated plans to improve safety, including leveraging human organizational performance principles, strengthening its risk management and systems, improving contractor safety management, engaging the frontline to deliver safe work with a strong safety culture, and implementing technologies that will help improve safety. In 2023, the company is progressing the implementation of technologies to help improve its safety performance, including collision awareness technology and a fatigue management solution, which are both aimed at preventing mobile equipment contact. Suncor will be the first oil sands operator to execute a full-scale implementation of these technologies, and the company is on track to complete go live by the end of 2023.

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During the fourth quarter of 2022, the company entered into an agreement to acquire Teck’s 21.3% interest in Fort Hills and its associated sales and logistics agreements for $1.0 billion, subject to working capital and other closing adjustments. Subsequent to the fourth quarter of 2022, TotalEnergies EP Canada Ltd. provided notice of the exercise of its contractual right of first refusal to acquire from Teck a 6.65% interest in Fort Hills, which reduced the amount of working interest available for Suncor to purchase. As a result, on February 2, 2023, Suncor completed the acquisition of an additional 14.65% working interest in Fort Hills for $688 million, before working capital and other closing adjustments, bringing the company’s and its affiliate’s total aggregate working interest in Fort Hills to 68.76%. The transaction meets Suncor’s return objectives, providing long-term value for the company by adding approximately 28,000 bbls/d of bitumen production capacity, and builds upon the company’s strategy to optimize its portfolio around its core assets.

In 2023, the company intends to continue progressing its three-year mine improvement plan at Fort Hills, which includes an accelerated sequence of mine development relative to its historical plans. Short-term production and operating cost impacts are expected in 2023 as the company develops the Centre and North pits while building adequate ore inventory.

2022 was Suncor’s first full year as operator of the Syncrude asset, and the company achieved the realization of $300 million of annual gross synergies for the joint venture owners through workforce efficiencies and regional optimization.

The primary focus for cost management in 2023 will be to continue efforts to sustainably reduce controllable operating costs to offset inflationary pressures, as well as structural mine factors that are anticipated to increase near-term operating costs.

Capital allocation continues to focus on asset sustainment and maintenance projects designed to maintain safe and reliable operations, as well as advancing high-value economic investment projects. In 2023, construction will continue on the cogeneration facility to replace the coke-fired boilers at Oil Sands Base, which is expected to be in service in late 2024 and provide steam generation required for extraction and upgrading activities, at a lower cost and with significantly lower carbon emissions. The cogeneration facility is also expected to generate electricity that will be transmitted to Alberta’s power grid, lowering the carbon intensity of the grid. Additional economic spend in 2023 is expected to include the Mildred Lake West Extension (MLX-W) project at Syncrude, which is expected to come online in late 2025, the Upgrader 1 coke drum replacement project, which is expected to be in service in late 2025, and the continued development of reserves at In Situ through the design and build of new well pads that will support capital efficiency. The MLX-W project is expected to sustain Syncrude’s current production levels by extending the life of the North Mine using existing extraction and upgrading facilities while minimizing the environmental impacts of building new infrastructure.

Suncor will continue to seek opportunities for incremental debottlenecks to maximize the value of its In Situ assets. Debottlenecking capacity and timing will depend on economic conditions and can be supported by integrated well pad development and solvent steam-assisted gravity drainage technologies.

20 ANNUAL REPORT 2022 SUNCOR ENERGY INC.

Financial Highlights

Year ended December 31 ($ millions)	2022	2021	2020
Gross revenues	30 431	19 920	10 617
Less: Royalties	(3 963)	(1 523)	(95)
Operating revenues, net of royalties	26 468	18 397	10 522
Earnings (loss) before income taxes(1)	5 633	2 825	(5 238)
Adjusted for:
Unrealized loss on risk management activities(2)	12	4	17
Asset impairment(3)	3 397	—	1 821
Provision for pipeline project(4)	—	—	186
Adjusted operating earnings (loss)(1)(5)	9 042	2 829	(3 214)
Adjusted funds from operations(1)(5)	13 831	7 575	1 341
(1)	Beginning in 2022, to align with how management evaluates segment performance, the company revised its segment presentation to reflect segment results before income tax expense and present tax at a consolidated level. This presentation change has no effect on consolidated net earnings (loss), adjusted operating earnings (loss) and adjusted funds from (used in) operations. Comparative periods have been revised to reflect this change. See the Income Tax section of this MD&A for a discussion on income taxes.
(2)	Beginning in 2021, the company revised its calculation of adjusted operating earnings (loss), a non-GAAP financial measure, to exclude unrealized (gains) losses on derivative financial instruments that are recorded at fair value in other income (loss) to better align the earnings impact of the activity with the underlying items being risk-managed. Prior period comparatives have been revised to reflect this change.
(3)	In 2020, the company recorded a non-cash impairment charge of $1.821 billion on its share of the Fort Hills assets due to a decline in forecasted heavy crude oil prices in 2020 as a result of decreased global demand due to the impacts of the COVID-19 pandemic and changes to its capital, operating and production plans.
(4)	In 2020, the company recorded a provision to transportation expense for $186 million related to the Keystone XL pipeline project.
(5)	Non-GAAP financial measures. See the Advisories – Non-GAAP and Other Financial Measures section of this MD&A.

(1)	For an explanation of the construction of this bridge analysis, see the Advisories – Non-GAAP and Other Financial Measures section of this MD&A.
(2)	Beginning in 2022, to align with how management evaluates segment performance, the company revised its segment presentation to reflect segment results before income tax expense and present tax at a consolidated level. This presentation change has no effect on consolidated adjusted operating earnings (loss). Comparative periods have been revised to reflect this change. See the Income Tax section of this MD&A for a discussion on income taxes.

The Oil Sands segment had adjusted operating earnings of $9.042 billion in 2022, compared to $2.829 billion in 2021. The increase was primarily due to significantly higher realized crude oil prices and increased production, partially offset by higher royalties associated with higher crude price realizations and increased operating and transportation expenses.

Oil Sands earnings before income taxes were $5.633 billion in 2022, compared to $2.825 billion in 2021. In addition to the factors impacting adjusted operating earnings described above, earnings before income taxes for 2022 included a $12 million unrealized loss on risk management activities, compared to a loss of $4 million in 2021. 2022 earnings before income taxes also included a non-cash impairment charge of $3.397 billion against the company’s share of the Fort Hills assets, in

ANNUAL REPORT 2022 SUNCOR ENERGY INC. 21

connection with the company entering into a conditional agreement to acquire Teck’s interest in Fort Hills, as well as updates to the Fort Hills long-range plan including production and operating cost plans.

Adjusted funds from operations for the Oil Sands segment were $13.831 billion in 2022, compared to $7.575 billion in 2021, and were influenced by the same factors that impacted adjusted operating earnings noted above.

Production Volumes(1)

Year ended December 31
(mbbls/d)	2022	2021	2020
Total Oil Sands bitumen production	790.5	770.3	710.4
SCO and diesel production(2)	493.7	483.5	477.5
Internally consumed diesel and internal transfers(3)(4)	(13.7)	(14.9)	(11.3)
Upgraded production – net SCO and diesel	480.0	468.6	466.2
Bitumen production	191.9	178.8	127.2
Internal bitumen transfers(4)(5)	(6.7)	(3.2)	—
Non-upgraded bitumen production	185.2	175.6	127.2
Total Oil Sands production	665.2	644.2	593.4
(1)	Bitumen from Oil Sands Base operations is upgraded, while bitumen production from In Situ operations is either upgraded or sold directly to customers, including Suncor’s own refineries, with SCO and diesel yields of approximately 79% of bitumen feedstock input. Fort Hills bitumen is either sold directly to customers as finished bitumen, including Suncor’s own refineries, or to Oil Sands Base for upgrading. The majority of the bitumen produced at Syncrude is upgraded to sweet SCO and a small amount of diesel, at an approximate yield of 85%.
(2)	Combined upgrader utilization rates are calculated using total upgraded production, inclusive of internally consumed diesel and internal transfers.
(3)	Both Oil Sands operations and Syncrude produce diesel, which is internally consumed in mining operations, and Fort Hills and Syncrude use internally produced diesel from Oil Sands Base within their mining operations. In 2022, Oil Sands operations production volumes included 10,100 bbls/d of internally consumed diesel, of which 6,500 bbls/d was consumed at Oil Sands Base, 2,000 bbls/d was consumed at Fort Hills and 1,600 bbls/d was consumed at Syncrude. Syncrude production volumes included 2,000 bbls/d of internally consumed diesel.
(4)	Internal feedstock transfers between Oil Sands operations and Syncrude through the interconnecting pipelines are included in gross SCO and bitumen production volumes. In 2022, Oil Sands operations included 1,400 bbls/d of SCO and 700 bbls/d of bitumen that was transferred to Suncor’s share of Syncrude through the interconnecting pipelines. Syncrude production included 200 bbls/d of SCO and 5,700 bbls/d of bitumen that was transferred to Oil Sands Base through the interconnecting pipelines.
(5)	Internal feedstock transfers from Fort Hills to Oil Sands operations through the PFT hot bitumen transfer piping are included in gross bitumen production volumes. In 2022, Fort Hills production included 300 bbls/d of bitumen that was transferred to Oil Sands Base.

The company’s net SCO production was 480,000 bbls/d in 2022 compared to 468,600 bbls/d in 2021, marking the second-best year of SCO production in the company’s history. During 2022, the company achieved a combined upgrader utilization rate of 89% compared to 87% in the prior year. Increased SCO production in 2022 was supported by record mine bitumen production at Syncrude, with both strong SCO production and by capitalizing on the company’s regional integration through transfers on the interconnecting pipelines between Oil Sands Base and Syncrude.

Non-upgraded bitumen production increased to 185,200 bbls/d in 2022 from 175,600 bbls/d in the prior year, due to increased production from Fort Hills, which was partially offset by decreased saleable bitumen production from the company’s In Situ assets, as a higher proportion of In Situ production was diverted to upgrading to maximize higher-value SCO production.

22 ANNUAL REPORT 2022 SUNCOR ENERGY INC.

Sales Volumes and Mix

Year ended December 31
(mbbls/d)	2022	2021	2020
Upgraded – net SCO and diesel	482.6	465.7	467.9
Non-upgraded bitumen	180.7	183.8	125.6
Total	663.3	649.5	593.5

SCO and diesel sales volumes increased to 482,600 bbls/d in 2022, compared to 465,700 bbls/d in 2021, consistent with the increase in production, and reflecting a draw of inventory in 2022, compared to a build in the prior year.

Non-upgraded bitumen sales volumes were 180,700 bbls/d in 2022, compared to 183,800 bbls/d in the prior year, reflecting a build of inventory in 2022, compared to a draw in the prior year, partially offset by the increase in production in the current year.

Price Realizations(1)

Year ended December 31
Net of transportation costs, but before royalties ($/bbl)	2022	2021	2020
Upgraded – net SCO and diesel	118.88	77.73	43.83
Non-upgraded bitumen	84.63	53.80	22.37
Crude sales basket (all products)	109.57	70.96	39.29
Crude sales basket, relative to WTI	(13.02)	(14.20)	(13.51)
(1)	Contains non-GAAP financial measures. See the Advisories – Non-GAAP and Other Financial Measures section of this MD&A.

Oil Sands price realizations increased in 2022 compared to 2021, in line with the significantly higher commodity price environment and reflecting the margin enhancement opportunities driven by the company’s sales and marketing organization.

Royalties

Royalties for the Oil Sands segment were higher in 2022 compared to 2021, primarily due to higher crude price realizations and increased sales volumes.

Expenses and Other Factors

Total Oil Sands operating and transportation expenses for 2022 were higher relative to 2021, as described in detail below. See the Cash Operating Costs section below for further details regarding cash operating costs and a breakdown of non-production costs by asset.

At Oil Sands operations, operating costs in 2022 increased compared to the prior year, primarily due to higher natural gas and other commodity prices, and increased maintenance costs.

At Fort Hills, operating costs in 2022 increased when compared to the prior year, primarily due to increased mining activity and higher production levels. Operating costs during 2022 were also impacted by higher natural gas and other commodity prices compared to the prior year.

At Syncrude, operating costs in 2022 increased compared to the prior year, primarily due to higher production levels, increased natural gas and other commodity prices, and increased maintenance costs.

In 2022, increased natural gas prices resulted in an increase of Oil Sands segment operating costs by approximately $370 million compared to 2021.

ANNUAL REPORT 2022 SUNCOR ENERGY INC. 23

Cash Operating Costs

Year ended December 31	2022	2021	2020
Oil Sands operating, selling and general expense (OS&G)(1)	9 152	8 056	7 169
Oil Sands operations cash operating costs(2) reconciliation
Oil Sands operations OS&G	5 429	4 840	4 349
Non-production costs(3)	(302)	(317)	(167)
Excess power capacity and other(4)	(586)	(366)	(248)
Oil Sands operations cash operating costs(2) ($ millions)	4 541	4 157	3 934
Oil Sands operations production volumes (mbbls/d)	415.7	439.2	380.9
Oil Sands operations cash operating costs(2) ($/bbl)	29.95	25.90	28.20
Fort Hills cash operating costs(2) reconciliation
Fort Hills OS&G	1 146	882	749
Non-production costs(3)	(214)	(118)	(51)
Fort Hills cash operating costs(2) ($ millions)	932	764	698
Fort Hills production volumes (mbbls/d)	85.1	50.7	58.1
Fort Hills cash operating costs(2) ($/bbl)	30.00	41.35	32.80
Syncrude cash operating costs(2) reconciliation
Syncrude OS&G	2 840	2 449	2 116
Non-production costs(3)	(368)	(234)	(66)
Syncrude cash operating costs(2) ($ millions)	2 472	2 215	2 050
Syncrude production volumes (mbbls/d)	184.8	172.4	165.7
Syncrude cash operating costs(2) ($/bbl)	36.65	35.20	33.80
(1)	Beginning in 2022, the company revised the presentation of its cash operating costs reconciliation to present Oil Sands inventory changes and internal transfers on an aggregate basis. Oil Sands inventory changes and internal transfers reflect: i) the impacts of changes in inventory levels and valuations, such that the company is able to present cost information based on production volumes; and ii) adjustments for internal diesel sales between assets. Comparative periods have been updated to reflect this change, with no impact to total Oil Sands operations, Fort Hills or Syncrude cash operating costs or cash operating costs per barrel. In 2022, Oil Sands OS&G includes ($263) million of inventory changes and internal transfers. In 2021, Oil Sands OS&G includes ($115) million of inventory changes and internal transfers. In 2020, OS&G includes ($45) million of inventory changes and internal transfers.
(2)	Non-GAAP financial measures. Related per barrel amounts contain non-GAAP financial measures. See the Advisories – Non-GAAP and Other Financial Measures section of this MD&A.
(3)	Significant non-production costs include, but are not limited to, share-based compensation adjustments, research costs, project startup costs and adjustments to reflect the cost of internal transfers in the receiving asset at the cost of production. In addition, non-production costs include safe-mode costs associated with the deferral of capital projects and additional costs incurred in response to the COVID-19 pandemic. Non-production costs in 2020 also include the relief provided under the CEWS program. Non-production costs at Fort Hills and Syncrude also include, but are not limited to, excess power revenue from cogeneration units and an adjustment to reflect internally produced diesel from Oil Sands operations at the cost of production.
(4)	Oil Sands operations excess power capacity and other includes, but is not limited to, the operational revenue impacts of excess power from cogeneration units and the natural gas expense recorded as part of a non-monetary arrangement involving a third-party processor.

Oil Sands operations cash operating costs per barrel(1) in 2022 were $29.95, compared to $25.90 in 2021, due to higher operating, selling and general expenses, as detailed above, and decreased production. Excess power capacity and other costs at Oil Sands operations for 2022 were higher than the prior year, due mainly to an increase in excess power revenues resulting from significantly higher power prices, and an increase in non-monetary natural gas costs.

Fort Hills cash operating costs per barrel(1) decreased to $30.00 in 2022, compared to $41.35 in 2021, reflecting higher production, partially offset by higher operating, selling and general expenses, as detailed above. Fort Hills non-production costs were higher in 2022 compared to the prior year, primarily due to the increased price for internally sourced diesel, which is adjusted to reflect internally produced diesel from Oil Sands operations at the cost of production, and an increase in excess power revenues resulting from higher power prices.

Syncrude cash operating costs per barrel(1) averaged $36.65 in 2022, compared to $35.20 in 2021, due to an increase in operating, selling and general expenses, as detailed above, partially offset by higher production volumes. Non-production costs were higher in 2022 compared to 2021, primarily due to the increased price for internally sourced diesel, which is adjusted to reflect internally produced diesel from Oil Sands operations at the cost of production.

(1)	Contains non-GAAP financial measures. See the Advisories – Non-GAAP and Other Financial Measures section of this MD&A.

24 ANNUAL REPORT 2022 SUNCOR ENERGY INC.

Non-Cash Asset Impairment

During the third quarter of 2022, in connection with the company entering into a conditional agreement to acquire Teck’s interest in Fort Hills, as well as updates to the Fort Hills long-range plan including production and operating cost plans, the company recorded a non-cash impairment of $3.397 billion against its share of the Fort Hills assets.

Planned Maintenance

Planned turnaround activities at Syncrude are scheduled for the second and fourth quarters of 2023. Significant planned turnaround activities at Oil Sands Base Upgrader 2 are scheduled to commence in the third quarter of 2023 and are expected to be completed in the fourth quarter. At Fort Hills, the first full plant turnaround is scheduled for the third quarter of 2023. The anticipated impact of these maintenance events has been reflected in the company’s 2023 guidance.

ANNUAL REPORT 2022 SUNCOR ENERGY INC. 25

Exploration and Production

2022 Highlights

●	Driven by significantly higher realized crude prices in 2022, E&P adjusted funds from operations increased to $3.178 billion in the current year, compared to $1.951 billion in the prior year. E&P adjusted operating earnings increased to $2.494 billion in 2022, compared to $1.343 billion in the prior year, and E&P earnings before income taxes increased to $3.221 billion in 2022, compared to $1.791 billion in the prior year.
●	In 2022, Suncor and the joint venture owners restarted the West White Rose Project, which is expected to extend the production life of the White Rose field, providing long-term value for the company. As a result of the restart decision, Suncor increased its ownership in the White Rose assets by an additional 12.5% to approximately 39%.
●	At Terra Nova, investment in the Terra Nova FPSO facility related to the ALE Project was substantially progressed in 2022, and the asset has returned to Canada, with a safe return to production expected in the second quarter of 2023.
●	In 2022, the company completed the sale of its E&P assets in Norway for gross proceeds of approximately $430 million, before closing adjustments and other closing costs. Subsequent to 2022, the company reached an agreement for the sale of its U.K. E&P portfolio for gross proceeds of approximately $1.2 billion, including a contingent consideration of approximately $338 million, before closing adjustments and other closing costs. The sale is pending regulatory approval and is expected to close in mid-2023. The disciplined decisions to adjust and streamline the company’s E&P portfolio reinforce Suncor’s continued focus on capital discipline and helps enable the company to allocate resources to core assets and maximize shareholder returns.

Strategy and Investment Update

The E&P segment delivers geographically diversified cash flows and focuses on low-cost projects that deliver significant returns and generate consistent free funds flow for the company. The E&P business leverages the company’s marketing and trading expertise, which secures market access, optimizes price realizations, manages inventory levels and limits the impacts of external market factors.

Following the company increasing its working interest in Terra Nova in 2021 and White Rose in 2022, Suncor made disciplined decisions to adjust and streamline its E&P portfolio to increase its focus on its core business, completing the sale of its assets in Norway, and subsequent to 2022, reaching an agreement for the sale of its U.K. E&P portfolio for gross proceeds of approximately $1.2 billion, including a contingent consideration of approximately $338 million, before closing adjustments and other closing costs. The sale is pending regulatory approval and is expected to close in mid-2023.

Looking forward, the company continues to focus on strategic production growth of its East Coast E&P assets, with ongoing development activities intended to leverage existing facilities and infrastructure to provide incremental production and extend the productive life of existing fields, including development drilling at Hebron and Hibernia.

At Terra Nova, a safe return to production is expected in the second quarter of 2023. The Terra Nova ALE Project, which is expected to extend the production life of the Terra Nova field by approximately 10 years, is expected to provide significant returns to Suncor and many benefits to the Newfoundland and Labrador and Canadian economies in the form of taxes, royalties and employment.

In 2023, the company intends to continue investment in the West White Rose Project. The West White Rose Project is expected to provide long-term value for the company by extending the production life of the White Rose field. Production from the West White Rose Project is expected to commence in the first half of 2026.

26 ANNUAL REPORT 2022 SUNCOR ENERGY INC.

Financial Highlights

Year ended December 31 ($ millions)	2022	2021	2020
Gross revenues(1)	4 331	2 978	1 899
Less: Royalties(1)	(608)	(478)	(143)
Operating revenues, net of royalties	3 723	2 500	1 756
Earnings (loss) before income taxes(2)	3 221	1 791	(1 089)
Adjusted for:
Asset (reversal) impairment(3)	(645)	(221)	1 119
Loss (gain) on significant disposals	65	(227)	—
Recognition of insurance proceeds	(147)	—	—
Adjusted operating earnings(2)(4)	2 494	1 343	30
Adjusted funds from operations(2)(4)	3 178	1 951	1 118
(1)	Production from the company’s Libya operations has been presented in the E&P section of this MD&A on an economic basis. Revenue and royalties from the company’s Libya operations are presented under the working-interest basis, which is required for presentation purposes in the company’s financial statements. In 2022, revenue includes a gross-up amount of $486 million, with an offsetting amount of $266 million in royalties in the E&P segment and $220 million in income tax expense recorded at the consolidated level. In 2021, revenue includes a gross-up amount of $345 million, with an offsetting amount of $241 million in royalties in the E&P segment and $104 million in income tax expense recorded at the consolidated level.
(2)	Beginning in 2022, to align with how management evaluates segment performance, the company revised its segment presentation to reflect segment results before income tax expense and present tax at a consolidated level. This presentation change has no effect on consolidated net earnings (loss), adjusted operating earnings (loss) and adjusted funds from (used in) operations. Comparative periods have been revised to reflect this change. See the Income Tax section of this MD&A for a discussion on income taxes.
(3)	In 2020, the company recorded non-cash impairment charges of $1.119 billion against its share of the White Rose and Terra Nova assets due to a decline in forecasted crude oil prices in 2020 as a result of decreased global demand due to the impacts of the COVID-19 pandemic, the high degree of uncertainty surrounding the future of the West White Rose Project and changes to their respective capital, operating and production plans.
(4)	Non-GAAP financial measures. See the Advisories – Non-GAAP and Other Financial Measures section of this MD&A.

(1)	For an explanation of the construction of this bridge analysis, see the Advisories – Non-GAAP and Other Financial Measures section of this MD&A.
(2)	Beginning in 2022, to align with how management evaluates segment performance, the company revised its segment presentation to reflect segment results before income tax expense and present tax at a consolidated level. This presentation change has no effect on consolidated adjusted operating earnings (loss). Comparative periods have been revised to reflect this change. See the Income Tax section of this MD&A for a discussion on income taxes.

Adjusted operating earnings were $2.494 billion for E&P in 2022, compared to $1.343 billion in the prior year, with the increase due to significantly higher realized crude prices, partially offset by increased royalties associated with higher price realizations.

Earnings before income taxes for E&P were $3.221 billion in 2022, compared to $1.791 billion in 2021. In addition to the factors impacting adjusted operating earnings described above, earnings before income taxes in 2022 included a non-cash impairment reversal of $715 million on the company’s share of the White Rose assets, a non-cash impairment of $70 million against the company’s share of its assets in Norway, the recognition of $147 million of property damage insurance proceeds

ANNUAL REPORT 2022 SUNCOR ENERGY INC. 27

related to the company’s assets in Libya and a $65 million foreign exchange loss related to the sale of the company’s share of its assets in Norway. Earnings before income taxes in 2021 included a non-cash impairment reversal of $221 million against the company’s share of the Terra Nova assets and a gain of $227 million on the sale of the company’s interest in the Golden Eagle Area Development.

Adjusted funds from operations were $3.178 billion in 2022, compared to $1.951 billion in 2021, and were influenced by the same factors that impacted adjusted operating earnings noted above.

Volumes

Year ended December 31	2022	2021	2020
E&P Canada (mbbls/d)	50.2	54.4	59.7
E&P International (mboe/d)	27.8	33.1	42.0
Total production (mboe/d)	78.0	87.5	101.7
Total sales volumes (mboe/d)	80.6	82.8	102.6

E&P Canada production volumes averaged 50,200 bbls/d in 2022, compared to 54,400 bbls/d the prior year, with the decrease primarily due to natural declines.

E&P International production volumes averaged 27,800 boe/d in 2022, compared to 33,100 boe/d in 2021, with the decrease primarily due to the absence of production from the Golden Eagle Area Development, as the sale of the company’s working interest in the asset was completed in the fourth quarter of 2021.

E&P sales volumes averaged 80,600 boe/d in 2022, compared to 82,800 boe/d in the prior year, consistent with the decrease in production, partially offset by a draw of inventory in 2022, compared to a build in the prior year.

Price Realizations(1)

Year ended December 31
Net of transportation costs, but before royalties	2022	2021	2020
E&P Canada ($/bbl)	128.07	84.70	49.69
E&P International(2) ($/boe)	126.61	82.16	50.28
(1)	Contains non-GAAP financial measures. See the Advisories – Non-GAAP and Other Financial Measures section of this MD&A.
(2)	E&P International price realizations include the company's U.K. and Norway assets and exclude Libya for all periods presented.

Price realizations at E&P Canada and E&P International increased in 2022 from the prior year, in line with the significantly higher commodity price environment.

Royalties

E&P royalties in 2022 were higher than the prior year primarily due to the increase in price realizations.

Expenses and Other Factors

Operating and transportation expenses for 2022 were higher compared to the prior year primarily due to increased costs at E&P Canada related to an increase in the company’s working interest in White Rose and the Terra Nova ALE Project, and increased maintenance. The increase was partially offset by a higher one-time transportation provision recorded in the prior year compared to 2022, and by the sale of the Golden Eagle Area Development resulting in lower transportation and operating costs in the current year.

28 ANNUAL REPORT 2022 SUNCOR ENERGY INC.

Non-Cash Asset Impairment Reversal and Impairment

During the second quarter of 2022, as a result of the decision to restart the West White Rose Project, the company recorded a non-cash impairment reversal of $715 million before-tax on its share of the White Rose assets. Also, during the second quarter of 2022, as a result of the company’s expected sale of its assets in Norway, and the subsequently reached agreement for such sale, the company recorded a non-cash impairment of $70 million before-tax against its share of the Norway assets.

During the third quarter of 2021, the company recorded a non-cash impairment reversal of $221 million before-tax on its share of the Terra Nova assets as a result of the ALE Project moving forward and the benefit of royalty and financial support from the Government of Newfoundland and Labrador.

Planned Maintenance of Operated Assets

There are no planned maintenance activities scheduled for Suncor’s operated assets in 2023.

ANNUAL REPORT 2022 SUNCOR ENERGY INC. 29

Refining and Marketing

2022 Highlights

●	R&M delivered record adjusted funds from operations of $6.561 billion in 2022, compared to $3.831 billion in 2021, outperforming the last R&M annual record in 2018 by nearly 35%. In 2022, R&M generated $6.791 billion in adjusted funds from operations, excluding the impacts of a $230 million FIFO gain,(1) compared to $4.803 billion in 2021, excluding the impacts of a $972 million FIFO gain. R&M adjusted operating earnings increased to $5.687 billion in 2022, compared to $2.857 billion in the prior year, and R&M earnings before income taxes increased to $5.694 billion in 2022, compared to $2.867 billion in the prior year.
●	Suncor leveraged its refinery product mix, midstream logistics flexibility, strong domestic sales network including integration with its retail network, export capabilities and storage capacity to deliver refinery crude throughput of 433,200 bbls/d in 2022, and industry-leading utilization rates of 93%, compared to 415,500 bbls/d and 89% in the prior year. The company’s Canadian refineries outperformed the Canadian refining utilization industry average by nearly 5%(2) during the year.
●	In 2022, as a result of a comprehensive strategic review of its downstream retail business, Suncor announced that it will retain and continue to improve and optimize the Petro-Canada™ retail business.

Strategy and Investment Update

The R&M business is a key component of Suncor’s integrated business model and serves to maximize Suncor’s integrated returns by extending the value chain from oil sands production to the end customer, providing the vital link between Suncor’s resource base and consumer demand for refined products. The company’s integrated model benefits from the unique advantages of its R&M business, including the key structural advantages of its refineries, its extensive marketing and logistics capabilities, and secured market access, enhanced by its marketing and trading expertise.

The company’s refineries are equipped with several key structural advantages, including Suncor’s feedstock advantage, which enables the company to process a heavy crude slate with a high-quality output, while operating in geographically advantaged markets with consistent access to low-cost feedstock. The company aims to achieve strong reliability and industry-leading refinery utilizations, allowing the company to provide a reliable supply of products to its secured and competitive sales channels, including its extensive wholesale and retail network, while also operating at optimal levels of utilization to provide reliable offtake for a portion of the production from the Oil Sands segment.

The R&M business is strengthened by the company’s marketing and trading expertise by optimizing the supply of crude and natural gas liquids feedstock to the company’s four refineries, managing crude inventory levels during refinery turnarounds and periods of unplanned maintenance, and mitigating external impacts from pipeline disruptions. The marketing and logistics organization also moves Suncor’s refinery production to market and ensures supply to Suncor’s branded retail and wholesale marketing channels.

The company’s secured sales channels include the Petro-CanadaTM brand, which is recognized as Canada’s #1 fuel brand,(3) with nearly 1,600 retail sites and over 300 PETRO-PASS™ sites located in key metropolitan areas across Canada. Suncor’s branded retail and wholesale marketing channels provide secure, reliable offtake for a large portion of Suncor’s refinery production. The retail and wholesale business generates stable, low-risk cash flows for Suncor with strong fuel volumes being supported by non-fuel offerings in the retail space, and is a part of Suncor fully maximizing the value of each barrel and capturing incremental margin above refinery crack spreads.

(1)	The estimated impact of the LIFO method is a non-GAAP financial measure. FIFO inventory valuation includes the impact of commodity risk management activities. See the Advisories – Non-GAAP and Other Financial Measures section of this MD&A.
(2)	Source: Canada Energy Regulator – https://www.cer-rec.gc.ca/en/data-analysis/energy-commodities/crude-oil-petroleum-products/statistics/weekly-crude-run-summary-data/index.html
(3)	Based on Kalibrate survey data for year-end 2021.

30 ANNUAL REPORT 2022 SUNCOR ENERGY INC.

In 2022, Suncor, with the support of external advisors, completed a comprehensive strategic review of its downstream retail business. As a result of the review, the company announced that it will retain and continue to optimize the Petro-Canada™ retail business, with the goal of further strengthening Suncor’s integrated R&M business and driving increased long-term value for shareholders. The enhancement of Suncor’s retail business will include changing the mix ownership model of the company-owned and controlled, dealer-owned and partnership sites. Economic investment in 2023 is expected to be focused on company-owned and controlled sites, in the most profitable sites and markets, while optimizing the non-company-controlled sites in less densely populated areas using alternative ownership structures and partnerships to grow the brand’s scale and presence. These activities will also include the continued expansion of strategic partnerships in non-fuel related businesses such as quick service restaurants, convenience stores, loyalty partnerships and energy transition offerings to provide low-carbon solutions to customers.

Sustaining capital for 2023 is expected to be focused on ongoing sustainment and enhancement to refinery operations, further driving reliable operations.

ANNUAL REPORT 2022 SUNCOR ENERGY INC. 31

Financial Highlights

Year ended December 31 ($ millions)	2022	2021	2020
Operating revenues	36 728	22 915	15 272
Earnings before income taxes(1)	5 694	2 867	1 167
Adjusted for:
Unrealized (gain) loss on risk management activities(2)	(7)	(10)	22
Adjusted operating earnings(1)(3)	5 687	2 857	1 189
Adjusted funds from operations(1)(3)	6 561	3 831	2 033
(1)	Beginning in 2022, to align with how management evaluates segment performance, the company revised its segment presentation to reflect segment results before income tax expense and present tax at a consolidated level. This presentation change has no effect on consolidated net earnings (loss), adjusted operating earnings (loss) and adjusted funds from (used in) operations. Comparative periods have been revised to reflect this change. See the Income Tax section of this MD&A for a discussion on income taxes.
(2)	Beginning in 2021, the company revised its calculation of adjusted operating earnings, a non-GAAP financial measure, to exclude unrealized (gains) losses on derivative financial instruments that are recorded at fair value in other income (loss) to better align the earnings impact of the activity with the underlying items being risk-managed. Prior period comparatives have been revised to reflect this change.
(3)	Non-GAAP financial measures. See the Advisories – Non-GAAP and Other Financial Measures section of this MD&A.

(1)	For an explanation of the construction of this bridge analysis, see the Advisories – Non-GAAP and Other Financial Measures section of this MD&A.
(2)	Beginning in 2022, to align with how management evaluates segment performance, the company revised its segment presentation to reflect segment results before income tax expense and present tax at a consolidated level. This presentation change has no effect on consolidated adjusted operating earnings (loss). Comparative periods have been revised to reflect this change. See the Income Tax section of this MD&A for a discussion on income taxes.

R&M contributed annual adjusted operating earnings of $5.687 billion in 2022, compared with $2.857 billion in 2021. The increase was primarily due to a significant increase in refining and marketing margins as a result of significantly higher benchmark crack spreads compared to the prior year, and higher crude throughput, partially offset by a smaller FIFO inventory valuation gain compared to the prior year, and an increase in operating and transportation expenses. In 2022, adjusted operating earnings included a before-tax FIFO inventory valuation gain, including the impact of commodity risk management activities, of $230 million, compared to a $972 million gain in 2021, resulting in an unfavourable year-over-year impact of $742 million.

R&M earnings before income taxes in 2022 increased to $5.694 billion compared to $2.867 billion in 2021. In addition to the factors impacting adjusted operating earnings, earnings before income taxes in 2022 included a $7 million unrealized gain on risk management activities, compared to a $10 million gain in the prior year.

R&M achieved annual adjusted funds from operations of $6.561 billion in 2022, compared to $3.831 billion in 2021, due primarily to the same factors that impacted adjusted operating earnings described above.

32 ANNUAL REPORT 2022 SUNCOR ENERGY INC.

Volumes

Year ended December 31	2022	2021	2020
Crude oil processed (mbbls/d)
Eastern North America	206.2	202.8	201.0
Western North America	227.0	212.7	206.0
Total	433.2	415.5	407.0
Refinery utilization(1)(2) (%)
Eastern North America	93	91	91
Western North America	93	87	86
Total	93	89	88
Refined product sales (mbbls/d)
Gasoline	227.6	225.8	214.1
Distillate	244.6	228.5	215.7
Other	81.4	74.1	73.6
Total	553.6	528.4	503.4
Refining and marketing gross margin – FIFO(3) ($/bbl)	55.85	36.85	25.30
Refining and marketing gross margin – LIFO(3) ($/bbl)	54.45	30.90	28.65
Refining operating expense(3) ($/bbl)	7.00	5.95	5.50
(1)	Refinery utilization is the amount of crude oil and natural gas plant liquids run through crude distillation units, expressed as a percentage of the capacity of these units.
(2)	The Edmonton refinery crude processing capacity increased to 146,000 bbls/d in 2021 from 142,000 bbls/d in 2020.
(3)	Contains non-GAAP financial measures. See the Advisories – Non-GAAP and Other Financial Measures section of this MD&A.

Refinery crude throughput increased to 433,200 bbls/d and refinery utilization averaged 93% in 2022, compared to refinery crude throughput of 415,500 bbls/d and refinery utilization of 89% in 2021, reflecting strong utilizations across all refineries in 2022.

Total refined product sales increased to 553,600 bbls/d in 2022, compared to 528,400 bbls/d in 2021. The increase in refined product sales reflected strong utilizations during the year, increased demand and the company’s ability to leverage its extensive domestic sales network and export channels.

ANNUAL REPORT 2022 SUNCOR ENERGY INC. 33

Refining and Marketing Gross Margins(1)

Refining and marketing gross margins were influenced by the following:

●	On a LIFO(2) basis, Suncor’s refining and marketing gross margin increased to $54.45/bbl in 2022 from $30.90/bbl in the prior year due to significantly higher benchmark crack spreads resulting from increased demand and declining North American refined product inventories, the widening of heavy crude oil differentials and the impact of a weaker Canadian dollar in relation to the U.S. dollar. Suncor’s refining and marketing gross margin also reflects Suncor’s feedstock advantage, which enables the company to process heavier crude oil, marketing and logistics capabilities and strong sales channels within its integrated retail and wholesale networks. These factors were partially offset by tightened location and quality differentials from regional benchmarks to the company’s local markets and increased environmental compliance costs. On a LIFO basis, Suncor’s refining and marketing gross margin represents 92% margin capture compared to Suncor’s 5-2-2-1 index in 2022, compared to 93% in 2021.
●	On a FIFO basis, Suncor’s refining and marketing gross margin increased to $55.85/bbl in 2022, from $36.85/bbl in the prior year due to the same factors noted above, in addition to FIFO inventory valuation impacts. In 2022, the impact of the FIFO method of inventory valuation, relative to an estimated LIFO(2) accounting method, including the impact of commodity risk management activities, resulted in a gain of $230 million. In 2021, FIFO, including the impact of commodity risk management activities, resulted in a gain of $972 million, for an overall unfavourable year-over-year impact of $742 million.

Expenses and Other Factors

R&M operating and transportation expenses increased compared to the prior year due to increased natural gas and power prices, increased maintenance and higher refined product sales volumes.

Refining operating expense per barrel(1) was $7.00 in 2022, compared to $5.95 in the prior year, with the increase primarily due to increased absolute costs, as detailed above, partially offset by higher production.

Planned Maintenance

Planned turnaround maintenance is scheduled at the company’s Edmonton and Sarnia refineries in the second quarter of 2023. The anticipated impact of these maintenance events has been reflected in the company’s 2023 guidance.

(1)	Contains non-GAAP financial measures. See the Advisories – Non-GAAP and Other Financial Measures section of this MD&A.
(2)	The estimated impact of the LIFO method is a non-GAAP financial measure. See the Advisories – Non-GAAP and Other Financial Measures section of this MD&A.

34 ANNUAL REPORT 2022 SUNCOR ENERGY INC.

Corporate and Eliminations

2022 Highlights

●	In 2022, Suncor returned a total of approximately $7.7 billion of value to its shareholders, compared to approximately $3.9 billion in the prior year. Record shareholder returns in 2022 included approximately $2.6 billion of dividends paid and approximately $5.1 billion in share repurchases. In 2022, the company repurchased a record 116.9 million common shares at an average price of $43.92 per common share, or the equivalent of 8.1% of its issued and outstanding common shares as at December 31, 2021.
●	Demonstrating management’s confidence in the company’s ability to generate sustainable and increasing cash flows, the company increased its dividend per share twice in 2022, most recently in the fourth quarter, to $0.52 per share, which represents a 23.8% increase over the fourth quarter of 2021 dividend and the highest quarterly dividend per share in the company’s history.
●	In 2022, the company reduced net debt by approximately $3.2 billion excluding the impacts of a $729 million unrealized foreign exchange loss on the revaluation of U.S. dollar denominated debt, representing a net debt reduction of over $2.5 billion. The significant debt reduction provides ongoing balance sheet flexibility, reduces long-term financing costs and demonstrates the company’s commitment to reducing net debt.
●	Subsequent to 2022, the Board approved a renewal of the company’s NCIB for the repurchase of up to 10% of Suncor’s public float as at February 3, 2023, over a twelve-month period, and concurrently, the TSX accepted a notice filed by Suncor to renew its NCIB in respect of the repurchase of such shares.
●	In 2022, the company reached an agreement for the sale of its wind and solar assets for gross proceeds of approximately $730 million, before closing adjustments and other closing costs. Subsequent to 2022, the company completed the sale of its wind and solar assets for an estimated after-tax gain on sale of approximately $260 million.
●	To help reach Suncor’s strategic objective to be net-zero by 2050, the company has continued to work collaboratively with industry peers through the Pathways Alliance and with federal and provincial governments during 2022. Significant progress has been achieved to advance the Pathways Alliance’s foundational carbon capture project and, subsequent to 2022, the Pathways Alliance was awarded exploratory rights from the Government of Alberta for the proposed carbon capture and storage hub to safely and permanently store CO2 captured from over 20 oil sands facilities in northern Alberta.

Strategy and Investment Update

The company is committed to allocating excess funds in accordance with its capital allocation framework; strengthening its balance sheet through debt reductions and maximizing shareholder returns, as demonstrated by the company’s progress in 2022 related to debt reductions, dividend increases and share repurchases. Looking ahead in 2023, the company will remain disciplined in the execution of its capital allocation framework. Based on current business plans and commodity pricing, the company expects to increase its share buyback allocation to 75% by the end of the first quarter of 2023, and to continue to progress towards its net debt reduction targets in 2023.

Suncor’s focus is to sustainably grow its dividend, maximizing returns to shareholders through a dividend that can be sustained through all price cycles. Dividend growth will be considered as momentum and financial results are demonstrated through reliable operational performance and optimization of the business. As well, as the company executes share buybacks, the lower outstanding share count will allow the company to increase its per-share dividend without impacting the dividend breakeven.

Suncor’s objective is to be a net-zero GHG emissions company by 2050 and to substantially contribute to society’s net-zero ambitions, and the company has set ambitious near-term goals to reduce emissions across its value chain. The Corporate segment includes investments in energy expansion that are in line with, or synergistic with, Suncor’s core capabilities and assets, including investments in renewable fuels and hydrogen. Strategic equity investments in two biofuel companies that are currently progressing renewable fuel technology projects are examples of how the company is progressing its GHG reduction objectives. The Varennes Carbon Recycling facility, a biofuel plant in Varennes, Quebec, that is currently under construction, is designed to convert commercial and industrial non-recyclable waste into biofuels and renewable chemicals. In addition, the company has also invested in LanzaJet, Inc., a company working to bring sustainable aviation fuel and renewable diesel to the commercial market. Fabrication of a commercial biorefinery plant near Soperton, Georgia, is well underway and is expected to be operational by the end of 2023 and will supply sustainable low-emissions aviation fuel to customers. From a

ANNUAL REPORT 2022 SUNCOR ENERGY INC. 35

design perspective, both projects are being constructed using a method that is expected to be able to be replicated, enabling faster deployments to capture the sizable growth opportunities projected for renewable liquid fuels should economics be attractive. Suncor believes these investments complement its existing biofuels business and demonstrate the company’s commitment to being a leader in the global energy expansion.

In addition, in 2021, Suncor and ATCO Ltd. announced a partnership on a potential world-scale clean hydrogen project to be developed in Alberta, Canada, that would connect to the company’s Edmonton refinery. A sanctioning decision is expected in 2024 and the facility could be operational as early as 2028, provided it has the required regulatory and fiscal support to render it economic. The project would significantly advance Suncor and Alberta’s hydrogen strategy, generate substantial economic activity and make a large contribution towards Suncor and society’s net-zero GHG ambitions.

To allow greater focus and investment in hydrogen and renewable fuels, subsequent to 2022, the company completed the sale of its wind and solar assets, for gross proceeds of approximately $730 million, before closing adjustments and other closing costs, resulting in an estimated after-tax gain on sale of approximately $260 million.

Suncor also continues to work collaboratively with industry peers through the Pathways Alliance and with federal and provincial governments. The Pathways Alliance is exploring several parallel pathways to address GHG emissions, including the creation of a carbon capture, utilization and storage trunkline connected to a carbon sequestration hub to enable multi-sector “tie-in” projects as well as the implementation of other next-generation technologies. Significant progress has been achieved to progress the Pathways Alliance’s foundational carbon capture project, which is an essential part of the path to net-zero. Subsequent to 2022, the Pathways Alliance was awarded exploratory rights from the Government of Alberta for the proposed carbon capture and storage hub to safely and permanently store CO2 captured from over 20 oil sands producers in northern Alberta.

By the end of 2022, the company achieved approximately $865 million of incremental free funds flow(1) through the implementation of digital, process and technology initiatives. The operating costs portion of the savings generated from these improvement initiatives is partially offsetting inflationary pressures and increased mining scope in the company’s Oil Sands business. As discussed at Suncor’s investor day, the company will no longer be tracking the impact of each free funds flow initiative making up the $2.15 billion incremental free funds flow target on a consolidated basis, due to the evolving business environment, continuing inflationary pressures and changing mine scopes versus the 2019 base line. The company still expects to continue to deliver on the initiatives it has previously communicated, such as the cogeneration facility at Oil Sands Base, autonomous haul systems, and tailings initiatives.

(1)	Non-GAAP financial measure. See the Advisories – Non-GAAP and Other Financial Measures section of this MD&A.

36 ANNUAL REPORT 2022 SUNCOR ENERGY INC.

Financial Highlights

Year ended December 31 ($ millions)	2022	2021	2020
Loss before income taxes(1)	(2 232)	(1 913)	(937)
Adjusted for:
Unrealized foreign exchange loss (gain) on U.S. dollar denominated debt	729	(113)	(312)
Restructuring charge	—	168	—
Loss on early repayment of long-term debt	—	80	—
Adjusted operating loss(1)(2)	(1 503)	(1 778)	(1 249)
Corporate and Renewables	(1 456)	(1 588)	(1 370)
Eliminations - Intersegment profit (eliminated) realized	(47)	(190)	121
Adjusted funds used in operations(1)(2)	(1 240)	(1 705)	(1 275)
(1)	Beginning in 2022, to align with how management evaluates segment performance, the company revised its segment presentation to reflect segment results before income tax expense and present tax at a consolidated level. This presentation change has no effect on consolidated net earnings (loss), adjusted operating earnings (loss) and adjusted funds from (used in) operations. Comparative periods have been revised to reflect this change. See the Income Tax section of this MD&A for a discussion on income taxes.
(2)	Non-GAAP financial measures. See the Advisories – Non-GAAP and Other Financial Measures section of this MD&A.

Year ended December 31	2022	2021	2020
Renewable Energy power generation marketed (gigawatt hours)(1)	282	183	200
(1)	Power generated includes curtailed production for which the company was compensated.

Corporate and Renewables

The adjusted operating loss for Corporate decreased to $1.456 billion in 2022, compared to $1.588 billion in 2021. The decrease in adjusted operating loss was primarily due to a net decrease in interest expense on debt as a result of debt reductions that occurred throughout 2022, an unrealized gain on investment recorded in the first quarter of 2022, increased costs in the prior year related to costs associated with digital and technology improvements, and an increase in interest revenue on the company’s cash and short-term investment balances. The decreased loss was partially offset by a larger share-based compensation expense in 2022 versus 2021, and increased costs associated with the early redemption of long-term debt in the fourth quarter of 2022.

Suncor capitalized $168 million of its borrowing costs in 2022, compared to $144 million in 2021, as part of the cost of major development assets and construction projects in progress.

Eliminations – Intersegment Profit Realized (Eliminated)

Eliminations reflect the deferral or realization of profit on crude oil sales from Oil Sands to Suncor’s refineries. Consolidated profits are only realized when the refined products produced from internal purchases of crude feedstock have been sold to third parties. In 2022, the company deferred $47 million of intersegment profit, compared to a deferral of profit of $190 million in the prior year. The deferral of profit in 2022 was driven by the increase in Oil Sands price realizations in 2022, as lower margin crude refinery feedstock sourced internally from Oil Sands was sold and replaced by higher margin crude inventory, resulting in a deferral of profit at the enterprise level.

Adjusted funds used in operations for the Corporate and Eliminations segment were $1.240 billion in 2022, compared to $1.705 billion in 2021, and were influenced by the same factors that impacted adjusted operating loss, excluding the impact of the non-cash component of share-based compensation expense, the unrealized gain on investment recorded in the first quarter of 2022, and the impact of costs associated with the early redemption of long-term debt in the fourth quarter of 2022.

ANNUAL REPORT 2022 SUNCOR ENERGY INC. 37

5. Income Tax

Year ended December 31 ($ millions)	2022	2021	2020
Current income tax expense (recovery)	4 229	1 395	(659)
Deferred income tax expense (recovery)	(990)	56	(1 119)
Income tax expense (recovery) included in net earnings (loss)	3 239	1 451	(1 778)
Less: income tax (recovery) expense excluded from adjusted operating earnings(1)	(915)	5	(747)
Income tax expense (recovery) included in adjusted operating earnings	4 154	1 446	(1 031)
Effective tax rate	26.3%	26.1%	16.9%
(1)	In 2022, income tax (recovery) expense excluded from adjusted operating earnings includes a deferred income tax recovery of $171 million related to the anticipated sale of the company’s U.K. E&P portfolio and a current income tax recovery of $39 million related to the sale of its wind and solar assets.

The provision for income taxes in 2022 increased compared to the prior year, primarily due to increased earnings. In 2022, the company’s effective tax rate on net earnings was comparable to the prior year.

6. Fourth Quarter 2022 Analysis

Financial and Operational Highlights

Three months ended December 31
($ millions, except as noted)	2022	2021
Earnings (loss) before income taxes(1)
Oil Sands	1 625	1 169
Exploration and Production	578	603
Refining and Marketing	1 517	599
Corporate and Eliminations	(182)	(317)
Income tax expense	(797)	(501)
Net earnings	2 741	1 553
Adjusted operating earnings (loss)(1)(2)
Oil Sands	1 719	1 172
Exploration and Production	578	376
Refining and Marketing	1 529	582
Corporate and Eliminations	(382)	(342)
Income tax expense included in adjusted operating earnings	(1 012)	(494)
Total	2 432	1 294
Adjusted funds from (used in) operations(1)
Oil Sands	2 929	2 459
Exploration and Production	719	565
Refining and Marketing	1 663	869
Corporate and Eliminations	(273)	(252)
Current income tax expense	(849)	(497)
Total adjusted funds from operations	4 189	3 144
Changes in non-cash working capital	(265)	(529)
Cash flow provided by operating activities	3 924	2 615
Production volumes (mboe/d)
Oil Sands – Upgraded – net SCO and diesel	517.5	515.0
Oil Sands – Non-upgraded bitumen	170.6	150.9
Exploration and Production	75.0	77.4
Total	763.1	743.3
(1)	Beginning in 2022, to align with how management evaluates segment performance, the company revised its segment presentation to reflect segment results before income tax expense and present tax at a consolidated level. This presentation change has no effect on consolidated net earnings (loss), adjusted operating earnings (loss) and adjusted funds from (used in) operations. Comparative periods have been revised to reflect this change. See the Income Tax section of this MD&A for a discussion on income taxes.
(2)	Non-GAAP financial measures. See the Advisories – Non-GAAP and Other Financial Measures section of this MD&A.

38 ANNUAL REPORT 2022 SUNCOR ENERGY INC.

Net Earnings

Suncor’s consolidated net earnings for the fourth quarter of 2022 were $2.741 billion, compared to $1.553 billion in the prior year quarter. Net earnings were primarily influenced by the same factors that impacted adjusted operating earnings described in this section.

Other items affecting net earnings over these periods included:

●	An unrealized foreign exchange gain on the revaluation of U.S. dollar denominated debt of $200 million recorded in financing expenses in the Corporate and Eliminations segment in the fourth quarter of 2022, compared to a gain of $25 million in the fourth quarter of 2021.
●	An unrealized loss on risk management activities of $106 million recorded in other income (loss) in the fourth quarter of 2022, compared to a gain of $14 million in the fourth quarter of 2021.
●	During the fourth quarter of 2021, the company recorded a gain of $227 million on the sale of the company’s interest in the Golden Eagle Area Development, which was completed early in the fourth quarter of 2021 and recorded in the E&P segment.
●	An income tax recovery excluded from adjusted operating earnings of $215 million in the fourth quarter of 2022, compared to an expense of $7 million in the fourth quarter of 2021.

Adjusted Funds From Operations and Cash Flow Provided by Operating Activities

Adjusted funds from operations increased to $4.189 billion ($3.11 per common share) in the fourth quarter of 2022, compared to $3.144 billion ($2.17 per common share) in the prior year quarter. Adjusted funds from operations were influenced by the same factors impacting adjusted operating earnings noted above.

Cash flow provided by operating activities, which includes changes in non-cash working capital, increased to $3.924 billion ($2.91 per common share) in the fourth quarter of 2022, compared to $2.615 billion ($1.80 per common share) in the prior year quarter. In addition to the factors impacting adjusted funds from operations, cash flow provided by operating activities was impacted by a smaller use of cash associated with the company’s working capital balances in the fourth quarter of 2022 compared to the prior year quarter.

Segmented Analysis

Oil Sands

The Oil Sands segment adjusted operating earnings increased to $1.719 billion in the fourth quarter of 2022, compared to $1.172 billion in the prior year quarter, primarily due to higher realized crude oil prices, lower depreciation, depletion and amortization (DD&A), and higher sales. The increase in adjusted operating earnings was partially offset by increased operating expenses, related primarily to increased commodity input costs and maintenance.

The company’s net SCO production was 517,500 bbls/d in the fourth quarter of 2022, comparable to 515,000 bbls/d in the prior year quarter. Increased SCO production at Syncrude, reflecting 99% upgrader utilization in the fourth quarter of 2022, compared to 90% in the prior year quarter, was partially offset by decreased production at Oil Sands Base as the current quarter was impacted by the completion of planned maintenance activities that commenced in the third quarter of 2022.

The company’s non-upgraded bitumen production increased to 170,600 bbls/d in the fourth quarter of 2022, compared to 150,900 bbls/d in the fourth quarter of 2021, primarily due to increased production from Fort Hills and record quarterly production from Firebag.

Non-upgraded bitumen production from the company’s In Situ assets in the fourth quarter of 2022 was higher than the prior year quarter, with an overall increase in bitumen production volumes being partially offset by increased Firebag production being diverted to upgrading in the current period, as the prior year quarter was impacted by maintenance activities at Firebag. During the fourth quarter of 2022, the company also leveraged its asset flexibility and marketing and trading expertise, including its midstream and logistics network, to mitigate third-party pipeline disruptions, resulting in additional non-upgraded bitumen production being sold to market.

ANNUAL REPORT 2022 SUNCOR ENERGY INC. 39

SCO and diesel sales volumes increased to 505,300 bbls/d in the fourth quarter of 2022, compared to 496,100 bbls/d in the prior year quarter, and were impacted by a smaller build of inventory in the current quarter compared to the prior year quarter, as well as the same factors that affected production volumes, discussed above.

Non-upgraded bitumen sales volumes were 174,500 bbls/d in the fourth quarter of 2022, compared to 176,700 bbls/d in the prior year quarter, and were impacted by a larger draw of inventory in the prior year quarter, which was partially offset by the increase in production volumes in the current quarter, discussed above.

Exploration and Production

Adjusted operating earnings for the E&P segment in the fourth quarter of 2022 increased to $578 million compared to $376 million in the prior year quarter, with the increase primarily due to significantly higher realized crude prices and higher sales volumes in the fourth quarter of 2022, partially offset by increased operating and transportation expenses.

Production volumes for E&P Canada were 49,100 bbls/d in the fourth quarter of 2022, compared to 47,600 bbls/d in the prior year quarter, primarily due to increased production related to the company’s additional working interest in White Rose and strong production at Hebron, partially offset by the impact of planned turnaround activities at Hibernia in the fourth quarter of 2022.

In E&P Canada, investment in the Terra Nova FPSO facility related to the ALE Project was substantially progressed in 2022, and the asset has returned to Canada, with a safe return to production expected in the second quarter of 2023.

E&P International production was 25,900 boe/d in the fourth quarter of 2022, compared to 29,800 boe/d in the prior year quarter, primarily due to the sale of the company’s assets in Norway in the third quarter of 2022 and the Golden Eagle Area Development in the fourth quarter of 2021, and natural declines, partially offset by increased liftings at Libya in the fourth quarter of 2022 compared to the prior year quarter.

Total E&P sales volumes were 75,100 boe/d in the fourth quarter of 2022, compared to 67,200 boe/d in the prior year quarter, primarily due to a draw of inventory at E&P international in the current quarter, and a build of inventory at E&P Canada in both periods, associated with the timing of cargo sales at year-end.

Refining and Marketing

R&M adjusted operating earnings in the fourth quarter of 2022 increased to $1.529 billion compared to $582 million in the prior year quarter. The increase in adjusted operating earnings was primarily due to a significant increase in refining and marketing margins as a result of significantly higher benchmark crack spreads in the current period, which was partially offset by a FIFO inventory valuation loss in the current period, compared to a gain in the prior year quarter, and increased operating and transportation expenses, primarily due to increased commodity input costs. In the fourth quarter of 2022, adjusted operating earnings included a before-tax FIFO inventory valuation loss, including the impact of commodity risk management activities, of $439 million on the decrease in crude and refined product benchmarks, compared to a $161 million gain in the prior year quarter.

Refinery crude throughput was 440,000 bbls/d and refinery utilization was 94% in the fourth quarter of 2022, compared to 447,000 bbls/d and 96% in the prior year quarter, with the decrease due to unplanned maintenance in the current period, including the weather-related event that occurred late in the quarter at the company’s Commerce City refinery. Refined product sales in the fourth quarter of 2022 were 548,200 bbls/d, comparable to 550,100 bbls/d in the prior year quarter.

Progressive restart activities at the company’s Commerce City refinery are currently underway, and the asset is anticipated to return to normal production rates by the end of the first quarter.

Corporate and Eliminations

Corporate incurred an adjusted operating loss of $482 million in the fourth quarter of 2022, compared to $376 million in the prior year quarter. The increased loss was attributable to an operational foreign exchange loss in the current quarter, compared to a gain in the prior year quarter, increased costs associated with the early redemption of long-term debt in the fourth quarter of 2022, and increased OS&G expenses, which were partially offset by a net decrease in interest expense on debt in the current quarter as a result of debt reductions that occurred throughout 2022, and an increase in interest revenue on the company’s cash and short-term investment balances. Increased OS&G expenses in the fourth quarter of 2022 compared to the prior year quarter were primarily due to increased investment related to the company’s progress towards its net-zero GHG emissions objective and digital transformation. Suncor capitalized $44 million of its borrowing costs in the fourth quarter of 2022, as part of the cost of major development assets and construction projects in progress, compared to $38 million in the prior year quarter.

Eliminations reflect the deferral or realization of profit or loss on crude oil sales from Oil Sands to Suncor’s refineries. Consolidated profits and losses are only realized when the refined products produced from internal purchases of crude

40 ANNUAL REPORT 2022 SUNCOR ENERGY INC.

feedstock have been sold to third parties. During the fourth quarter of 2022, the company realized $100 million of intersegment profit, compared to a realization of $34 million of intersegment profit in the prior year quarter. The realization of intersegment profit and elimination of unrealized losses in the fourth quarter of 2022 was driven by a weakening in benchmark pricing in the current period.

ANNUAL REPORT 2022 SUNCOR ENERGY INC. 41

7. Quarterly Financial Data

Financial Summary

Three months ended	Dec 31	Sept 30	June 30	Mar 31	Dec 31	Sept 30	June 30	Mar 31
($ millions, unless otherwise noted)	2022	2022	2022	2022	2021	2021	2021	2021
Total production (mboe/d)
Oil Sands	688.1	646.0	641.5	685.7	665.9	605.1	615.7	690.6
Exploration and Production	75.0	78.1	78.7	80.4	77.4	93.5	84.0	95.3
	763.1	724.1	720.2	766.1	743.3	698.6	699.7	785.9
Revenues and other income
Operating revenues, net of royalties(1)	13 920	14 944	16 135	13 337	11 149	10 145	9 159	8 679
Other (loss) income	(65)	113	69	14	10	68	(66)	(43)
	13 855	15 057	16 204	13 351	11 159	10 213	9 093	8 636
Net earnings (loss)	2 741	(609)	3 996	2 949	1 553	877	868	821
per common share – basic (dollars)	2.03	(0.45)	2.84	2.06	1.07	0.59	0.58	0.54
per common share – diluted (dollars)	2.03	(0.45)	2.83	2.06	1.07	0.59	0.58	0.54
Adjusted operating earnings(2)	2 432	2 565	3 814	2 755	1 294	1 043	722	746
per common share(3)(4) (dollars)	1.81	1.88	2.71	1.92	0.89	0.71	0.48	0.49
Adjusted funds from operations(2)	4 189	4 473	5 345	4 094	3 144	2 641	2 362	2 110
per common share(3)(4) (dollars)	3.11	3.28	3.80	2.86	2.17	1.79	1.57	1.39
Cash flow provided by operating activities	3 924	4 449	4 235	3 072	2 615	4 718	2 086	2 345
per common share(4) (dollars)	2.91	3.26	3.01	2.14	1.80	3.19	1.39	1.54
ROCE(3) (%) for the twelve months ended	19.4	17.5	19.4	12.7	8.6	4.5	1.9	(1.4)
ROCE excluding impairments and impairment reversals(3)(%) for the twelve months ended	22.9	21.0	18.2	12.4	8.2	4.9	2.6	(0.6)
Common share information (dollars)
Dividend per common share	0.52	0.47	0.47	0.42	0.42	0.21	0.21	0.21
Share price at the end of trading
Toronto Stock Exchange (Cdn$)	42.95	38.90	45.16	40.70	31.65	26.26	29.69	26.27
New York Stock Exchange (US$)	31.73	28.15	35.07	32.59	25.03	20.74	23.97	20.90
(1)	The company revised certain gross revenues and purchases of crude oil and products to align with the current period presentation. For the three months ended March 31, 2022, gross revenues and purchases of crude oil and products was decreased by $150 million, with no effect on net earnings.
(2)	Non-GAAP financial measures. See the Advisories – Non-GAAP and Other Financial Measures section of this MD&A. Adjusted operating earnings (loss) for each quarter are defined in the Non-GAAP and Other Financial Measures Advisory section and reconciled to GAAP measures in the Consolidated Financial Information and Segment Results and Analysis sections of each Quarterly Report to Shareholders issued by Suncor (Quarterly Reports) in respect of the relevant quarter. Adjusted funds from operations for each quarter are defined and reconciled to GAAP measures in the Non-GAAP and Other Financial Measures Advisory section of each Quarterly Report in respect of the relevant quarter, with such information being incorporated by reference herein and available on SEDAR at www.sedar.com.
(3)	Contains non-GAAP financial measures. See the Advisories – Non-GAAP and Other Financial Measures section of this MD&A. Non-GAAP measures included in ROCE and ROCE excluding impairments and impairment reversals are defined and reconciled to GAAP measures in the Non-GAAP and Other Financial Measures Advisory section of each Quarterly Report in respect of the relevant quarter, with such information being incorporated by reference herein and available on SEDAR at www.sedar.com.
(4)	Represented on a basic per share basis.

42 ANNUAL REPORT 2022 SUNCOR ENERGY INC.

Business Environment

Three months ended		Dec 31	Sept 30	June 30	Mar 31	Dec 31	Sept 30	June 30	Mar 31
(average for the period ended, except as noted)		2022	2022	2022	2022	2021	2021	2021	2021
WTI crude oil at Cushing	US$/bbl	82.65	91.65	108.40	94.40	77.15	70.55	66.05	57.80
Dated Brent crude	US$/bbl	88.65	100.95	113.75	101.50	79.70	73.45	68.85	60.85
Dated Brent/Maya FOB price differential	US$/bbl	17.70	17.95	11.65	14.30	8.60	7.80	6.20	4.70
MSW at Edmonton	Cdn$/bbl	110.05	116.85	137.80	115.75	93.25	83.75	77.25	66.55
WCS at Hardisty	US$/bbl	57.00	71.75	95.60	79.80	62.50	56.95	54.60	45.40
Light/heavy crude oil differential for WTI at Cushing less WCS at Hardisty	US$/bbl	(25.65)	(19.90)	(12.80)	(14.60)	(14.65)	(13.60)	(11.45)	(12.40)
SYN-WTI (differential) premium	US$/bbl	4.15	8.80	6.05	(1.30)	(1.80)	(1.60)	0.35	(3.50)
Condensate at Edmonton	US$/bbl	83.40	87.35	108.35	96.15	79.10	69.20	66.40	58.00
Natural gas (Alberta spot) at AECO	Cdn$/GJ	4.90	4.15	6.90	4.50	4.45	3.40	2.95	2.95
Alberta Power Pool Price	Cdn$/MWh	213.95	221.40	122.45	90.00	107.30	100.35	104.50	95.45
New York Harbor 2-1-1 crack(1)	US$/bbl	52.75	46.70	60.05	28.25	20.65	20.90	20.35	15.60
Chicago 2-1-1 crack(1)	US$/bbl	39.20	43.30	49.40	20.20	16.90	20.45	20.25	13.40
Portland 2-1-1 crack(1)	US$/bbl	50.70	57.30	63.45	33.80	25.35	26.70	24.55	15.80
Gulf Coast 2-1-1 crack(1)	US$/bbl	40.20	41.85	52.55	26.80	19.65	19.55	18.25	14.45
U.S. Renewable Volume Obligation	US$/bbl	8.55	8.10	7.80	6.45	6.10	7.35	8.15	5.50
Exchange rate	US$/Cdn$	0.74	0.77	0.78	0.79	0.79	0.79	0.81	0.79
Exchange rate (end of period)	US$/Cdn$	0.74	0.73	0.78	0.80	0.79	0.78	0.81	0.80
(1)

2-1-1 crack spreads are indicators of the refining margin generated by converting two barrels of WTI into one barrel of gasoline and one barrel of diesel. The crack spreads presented here generally approximate the regions into which the company sells refined products through retail and wholesale channels.

Significant or Unusual Items Impacting Net Earnings (Loss)

Trends in Suncor’s quarterly revenue, net earnings (loss) and adjusted funds from operations are driven primarily by production volumes, which can be significantly impacted by major maintenance events, changes in commodity prices and crude price differentials, refining crack spreads and foreign exchange rates as described in the Financial Information section of this MD&A. Trends in Suncor’s quarterly net earnings (loss) and adjusted funds from operations are also affected by other significant events impacting operations, such as the COVID-19 pandemic beginning in the first quarter of 2020 and operational incidents.

In addition to the impacts of changes in production volumes and business environment, net earnings (loss) over the last eight quarters were affected by the following events or significant adjustments:

●	During the third quarter of 2022, in connection with the company entering into a conditional agreement to acquire Teck’s interest in Fort Hills, as well as updates to the Fort Hills long-range plan including production and operating cost plans, the company recorded a non-cash impairment of $3.397 billion before-tax against its share of the Fort Hills assets.
●	During the third quarter of 2022, the company recognized $147 million of property damage insurance proceeds, in other income, related to the company’s assets in Libya in the E&P segment.
●	During the third quarter of 2022, the company recorded a $65 million foreign exchange loss related to the sale of the company’s share of its assets in Norway, in the E&P segment.
●	During the second quarter of 2022, as a result of the decision to restart the West White Rose Project, the company recorded a non-cash impairment reversal of $715 million before-tax on its share of the White Rose assets, in the E&P segment. Also during the second quarter of 2022, as a result of the company’s expected sale of its E&P assets in

ANNUAL REPORT 2022 SUNCOR ENERGY INC. 43

Norway, and the subsequently reached agreement for such sale, the company recorded a non-cash impairment of $70 million before-tax against its share of its assets in Norway.
●	During the fourth quarter of 2021, the company recorded a gain of $227 million before-tax on the sale of the company’s interest in the Golden Eagle Area Development, in the E&P segment.
●	During the third quarter of 2021, the company recorded a non-cash impairment reversal of $221 million before-tax against its share of the Terra Nova assets, in the E&P segment, as a result of the ALE Project moving forward and the benefit of royalty and financial support from the Government of Newfoundland and Labrador.
●	During the third quarter of 2021, the company recorded a loss of $80 million before-tax for early repayment of long-term debt in financing expenses in the Corporate and Eliminations segment.
●	During the first quarter of 2021, the company recorded a restructuring charge of $168 million before-tax related to workforce reductions in operating, selling and general expenses in the Corporate and Eliminations segment.

44 ANNUAL REPORT 2022 SUNCOR ENERGY INC.

8. Capital Investment Update

Capital and Exploration Expenditures by Segment

Year ended December 31 ($ millions)	2022	2021	2020
Oil Sands	3 540	3 168	2 736
Exploration and Production(1)	443	270	489
Refining and Marketing	816	825	515
Corporate and Eliminations(2)	188	292	186
Total capital and exploration expenditures	4 987	4 555	3 926
Less: capitalized interest on debt	(168)	(144)	(120)
	4 819	4 411	3 806
(1)	Excludes capital expenditures related to assets held for sale of $57 million in 2022.
(2)	Excludes capital expenditures related to assets held for sale of $76 million in 2022.

Capital and Exploration Expenditures by Type, Excluding Capitalized Interest

Year ended December 31, 2022 ($ millions)	Asset Sustainment and Maintenance(1)	Economic Investment(2)	Total
Oil Sands
Oil Sands Base	1 231	442	1 673
In Situ	256	287	543
Fort Hills	336	1	337
Syncrude	746	106	852
Exploration and Production(3)	-	420	420
Refining and Marketing	732	84	816
Corporate and Eliminations(4)	14	164	178
	3 315	1 504	4 819
(1)	Asset sustainment and maintenance capital expenditures include capital investments that deliver on existing value by ensuring compliance or maintaining relations with regulators and other stakeholders, maintaining current processing capacity and delivering existing developed reserves.
(2)	Economic investment capital expenditures include capital investments that result in an increase in value through adding reserves and improving processing capacity, utilization, cost or margin, including associated infrastructure.
(3)	Excludes capital expenditures related to assets held for sale of $57 million in 2022.
(4)	Excludes capital expenditures related to assets held for sale of $76 million in 2022.

In 2022, Suncor’s capital expenditures on property, plant and equipment and exploration activities totalled $4.819 billion, excluding capitalized borrowing costs of $168 million, compared to $4.411 billion in 2021, excluding capitalized borrowing costs of $144 million.

Activity in 2022 included the following:

Oil Sands Base

Oil Sands Base asset sustainment and maintenance capital expenditures were $1.231 billion in 2022 and were primarily focused on ensuring continued safe, reliable and efficient operations. The company’s planned maintenance program in 2022 included mine and tailings development and planned annual coker maintenance at Upgrader 2 and Upgrader 1.

Oil Sands Base economic capital of $442 million in 2022 was primarily focused on progressing the investment in low-carbon power generation by replacing its coke-fired boilers with a new cogeneration facility.

In Situ

In Situ capital expenditures were $543 million in 2022, of which $287 million was directed towards economic investment activities, which focused on the ongoing design and construction of well pads to develop additional reserves that are expected to maintain existing production levels at Firebag and MacKay River in future years as production from existing well pads declines. Asset sustainment and maintenance capital expenditures of $256 million were primarily directed towards the company’s planned maintenance program, including significant planned turnaround activities at Firebag in 2022.

ANNUAL REPORT 2022 SUNCOR ENERGY INC. 45

Fort Hills

Fort Hills capital expenditures were $337 million in 2022, the majority of which were directed towards asset sustainment related to mine and tailings development to support ongoing operations, including spend aligned with the execution of its mine improvement plan which commenced in the fourth quarter of 2022 and includes an accelerated sequence of mine development relative to historical plans.

Syncrude

Syncrude capital expenditures were $852 million in 2022, the majority of which were directed toward asset sustainment and maintenance capital expenditures that focused on improving asset reliability, including its planned turnaround which took place in the third quarter and tailings development. Economic investment activities were directed towards progressing the Mildred Lake West Extension mining project.

Exploration and Production

E&P capital and exploration expenditures were $420 million in 2022, and were focused on economic investment projects, primarily related to the Terra Nova ALE Project, net of support from the Government of Newfoundland and Labrador, development work at the West White Rose Project and development drilling at Hebron.

Refining and Marketing

R&M capital expenditures were $816 million in 2022, of which $732 million was directed toward asset sustainment and maintenance capital expenditures that focused on the ongoing sustainment and enhancement of refinery and retail operations. This included planned turnaround activities at the company’s Edmonton, Montreal and Sarnia refineries during the year.

R&M economic capital of $84 million in 2022 was primarily directed towards expanding and enhancing the company’s sales and marketing business, including investment into the optimization of its retail operations.

Corporate

Corporate capital expenditures were $178 million in 2022, primarily directed towards the company’s digital transformation, and the Forty Mile Wind Power Project, prior to the company’s wind and solar assets being classified as assets held for sale in the second quarter of 2022.

46 ANNUAL REPORT 2022 SUNCOR ENERGY INC.

Suncor anticipates 2023 capital expenditures to be directed to the following projects and initiatives:

Oil Sands operations

For 2023, plans for economic investment include capital to progress low-carbon power generation to replace the coke-fired boilers at Oil Sands Base, which is expected to be in service in late 2024, and capital related to the Upgrader 1 coke drum replacement. Additional investment includes the ongoing design and construction of well pads to develop additional reserves that are expected to maintain existing production levels at Firebag and MacKay River in future years as production from existing well pads declines.

Asset sustainment and maintenance capital expenditures for 2023 are expected to include expenditures relating to tailings management and the company’s planned maintenance program, including the significant planned turnaround at Oil Sands Base Upgrader 2.

Fort Hills

Asset sustainment and maintenance capital expenditures for 2023 are expected to focus on ongoing development of mining and tailings management projects to preserve production capacity and execute on the mine improvement plan, which includes an accelerated sequence of mine development relative to historical plans. Asset sustainment and maintenance expenditures for 2023 also include significant planned turnaround activities that are scheduled for the third quarter of 2023.

Syncrude

For 2023, plans for economic investment include capital to progress the Mildred Lake West Extension mining project.

Sustaining capital expenditures for 2023 are expected to focus on planned maintenance and reliability programs aimed at maintaining production capacity. In 2023, this includes planned turnaround activities in the second quarter as well as planned maintenance activities in the fourth quarter.

Exploration and Production

Economic investment for 2023 is expected to be primarily focused on development work at the West White Rose Project, as well as development activities at Hebron and Hibernia.

Refining and Marketing

Sustaining capital expenditures for 2023 are expected to focus on ongoing sustainment of refinery and retail operations, including planned refinery turnaround maintenance.

Economic investment projects in 2023 are expected to be primarily directed towards expanding and enhancing the company’s sales and marketing business, including investment into the optimization of its retail and wholesale operations.

Corporate

For 2023, the company plans to continue to make economic investments in digital technology initiatives, as well as investments that support the company’s progress towards its net-zero GHG emissions objective.

ANNUAL REPORT 2022 SUNCOR ENERGY INC. 47

9. Financial Condition and Liquidity

Liquidity and Capital Resources

At December 31 ($ millions, except as noted)	2022	2021	2020
Cash flow provided by (used in)
Operating activities	15 680	11 764	2 675
Investing activities	(4 789)	(3 977)	(4 524)
Financing activities	(11 228)	(7 464)	1 786
Foreign exchange loss on cash and cash equivalents	112	(3)	(12)
Increase (decrease) in cash and cash equivalents	(225)	320	(75)
Cash and cash equivalents, end of year	1 980	2 205	1 885
Return on Capital Employed (%)(1)(2)	19.4	8.6	(6.9)
Net debt to adjusted funds from operations(1) (times)	0.8	1.6	5.1
Total debt to total debt plus shareholders’ equity(1) (%)	28.4	33.4	37.8
Net debt to net debt plus shareholders’ equity(1)(3) (%)	25.7	30.6	35.7
Net debt to net debt plus shareholders’ equity - excluding leases(1)(3) (%)	21.3	26.6	32.1
(1)	Non-GAAP financial measures or contains non-GAAP financial measures. See the Advisories – Non-GAAP and Other Financial Measures section of this MD&A.
(2)	ROCE would have been 22.9% for the twelve months ended December 31, 2022, excluding the impact of the impairment reversal of $715 million ($542 million after-tax) and impairment of $70 million ($47 million after-tax) in the second quarter of 2022, and the impact of the impairment of $3.397 billion ($2.586 billion after-tax) in the third quarter of 2022. ROCE would have been 8.2% for the twelve months ended December 31, 2021, excluding the impact of the impairment reversal of $221 million ($168 million after-tax) in the third quarter of 2021. ROCE would have been (2.9%) for the twelve months ended December 31, 2020, excluding the impact of impairments of $559 million ($423 million after-tax) in the fourth quarter of 2020 and $1.821 billion ($1.376 billion after-tax) and $560 million ($422 million after-tax) in the first quarter of 2020.
(3)	Beginning in 2021, the company added two supplemental debt metrics that reflect additional information that management uses to evaluate capital management.

Cash Flow Provided by Operating Activities

Cash flow provided by operating activities was $15.680 billion in 2022 compared to $11.764 billion in 2021. The increase was primarily due to higher crude oil and refined product realizations reflecting the improved business environment and higher crude production and refinery crude throughput. These factors were partially offset by an increase in royalties, primarily associated with higher crude price realizations, and increased operating expenses.

The current period cash flow provided by operating activities reflects a use of cash in working capital, primarily due to an increase in inventory balances and accounts receivable related to the increase in commodity prices and crude oil price realizations in 2022, and a net decrease in taxes payable due to income tax instalments paid throughout the year, partially offset by an increase in accounts payable and accrued liabilities. The prior period cash flow provided by operating activities reflects a source of cash in working capital, primarily due to a net increase in taxes payable related to the company’s 2021 income tax expense, which was payable in early 2022, and an increase in accounts payable and accrued liabilities, partially offset by an increase in accounts receivable related to an increase in crude oil price realizations during 2021.

Cash Flow Used in Investing Activities

Cash flow used in investing activities was $4.789 billion in 2022 compared to $3.977 billion in 2021. The increase was primarily due to increased capital expenditures in the current year.

Cash Flow (Used in) Provided by Financing Activities

Cash flow used in financing activities was $11.228 billion in 2022, compared to $7.464 billion in 2021. The increase was primarily due to an increase in share repurchases, the significant decrease in long-term debt and increased and dividends, partially offset by a net increase in short-term debt in 2022 compared to a decrease in 2021.

Capital Resources

Suncor’s capital resources consist primarily of cash flow provided by operating activities, cash and cash equivalents and available credit facilities, including commercial paper. Suncor’s management believes the company will have sufficient capital resources to fund its planned 2023 capital spending program of $5.4 billion to $5.8 billion and to meet current and future working capital requirements through cash and cash equivalents balances, cash flow provided by operating activities,

48 ANNUAL REPORT 2022 SUNCOR ENERGY INC.

available committed credit facilities, issuing commercial paper and, if needed, accessing capital markets. The company’s cash flow provided by operating activities depends on a number of factors, including commodity prices, production and sales volumes, refining and marketing margins, operating expenses, taxes, royalties and foreign exchange rates.

The company has invested cash in short-term financial instruments that are presented as cash and cash equivalents. The objectives of the company’s short-term investment portfolio are to ensure the preservation of capital, maintain adequate liquidity to meet Suncor’s cash flow requirements and deliver competitive returns derived from the quality and diversification of investments within acceptable risk parameters. The maximum weighted average term to maturity of the short-term investment portfolio is not expected to exceed six months, and all investments will be with counterparties with investment grade debt ratings.

Available Sources of Liquidity

Cash and Cash Equivalents

Included in cash and cash equivalents of $1.980 billion at December 31, 2022, are short-term investments with weighted average days to maturity of approximately nine days. In 2022, the company earned approximately $6 million of interest income on these investments.

Financing Activities

Suncor’s interest on debt and lease liabilities (before capitalized interest) in 2022 was $982 million, a decrease from $995 million in 2021, due to a significant decrease in long-term debt that occurred over the course of 2022, partially offset by increased interest on short-term debt as a result of a higher short-term debt balance and increased interest rates in 2022.

Available lines of credit at December 31, 2022, decreased to $2.900 billion compared to $4.247 billion at December 31, 2021. The decrease in liquidity was primarily due to an increase in short-term indebtedness. As of December 31, 2022, Suncor had approximately $4.9 billion of liquidity.

A summary of total and unutilized credit facilities at December 31, 2022, is as follows:

($ millions)	2022
Fully revolving and expires in 2025	3 000
Fully revolving and expires in 2024	2 707
Can be terminated at any time at the option of the lenders	1 520
Total credit facilities	7 227
Credit facilities supporting outstanding commercial paper	(2 807)
Credit facilities supporting standby letters of credit	(1 148)
Total unutilized credit facilities(1)	3 272
(1)	Available credit facilities for liquidity purposes were $2.900 billion at December 31, 2021 (December 31, 2020 – $4.427 billion).

ANNUAL REPORT 2022 SUNCOR ENERGY INC. 49

Total Debt to Total Debt Plus Shareholders’ Equity

Suncor is subject to financial and operating covenants related to its bank debt and public market debt. Failure to meet the terms of one or more of these covenants may constitute an “event of default” as defined in the respective debt agreements, potentially resulting in accelerated repayment of one or more of the debt obligations. The company is in compliance with its financial covenant that requires total debt to not exceed 65% of its total debt plus shareholders’ equity. At December 31, 2022, total debt to total debt plus shareholders’ equity was 28.4% (December 31, 2021 – 33.4%), a decrease from the prior year due to lower debt levels and higher shareholders’ equity as a result of increased net earnings. The company is currently in compliance with all operating covenants as at December 31, 2022.

Change in Debt

($ millions)	2022
Total debt(1) – December 31, 2021	18 354
Net decrease in long-term debt	(5 128)
Net increase in short-term debt	1 473
Increase in lease liability	524
Lease payments	(329)
Foreign exchange on debt, and other	725
Total debt(1) – December 31, 2022	15 619
Less: Cash and cash equivalents – December 31, 2022	1 980
Net debt(1) – December 31, 2022	13 639
(1)	Non-GAAP financial measures. See the Advisories – Non-GAAP and Other Financial Measures section of this MD&A.

At December 31, 2022, Suncor’s net debt was $13.639 billion, compared to $16.149 billion at December 31, 2021. During 2022, net debt decreased by $2.510 billion, primarily due to a significant decrease long-term debt and lease principal payments made in 2022, partially offset by an increase in short-term indebtedness, unfavourable foreign exchange rates on U.S. dollar denominated debt compared to December 31, 2021, a decrease in cash and cash equivalents relative to the prior year, and leases entered into during the year.

For the year ended December 31, 2022, the company’s net debt to adjusted funds from operations measure was 0.8 times, which is lower than management’s maximum target of less than 3.0 times.

Credit Ratings

The company’s credit ratings impact its cost of funds and liquidity. In particular, the company’s ability to access unsecured funding markets and to engage in certain activities on a cost-effective basis is primarily dependent upon maintaining a strong credit rating. A lowering of the company’s credit rating may also have potentially adverse consequences for the company’s funding capacity or access to the capital markets, may affect the company’s ability, and the cost, to enter into normal course derivative or hedging transactions, and may require the company to post additional collateral under certain contracts.

As at March 6, 2023, the company’s long-term senior debt ratings are:

Long-Term
Long-Term Senior Debt	Rating	Outlook
S&P Global Ratings	BBB	Negative
DBRS Morningstar	A (low)	Stable
Moody’s Investors Service	Baa1	Stable
Fitch Ratings	BBB+	Stable

As at March 6, 2023, the company’s commercial paper ratings are:

	Cdn Program	U.S. Program
Commercial Paper	Rating	Rating
S&P Global Ratings	Not rated	A-2
DBRS Morningstar	R-1 (low)	Not rated
Moody’s Investors Service	Not rated	P-2
Fitch Ratings	Not rated	F-1

50 ANNUAL REPORT 2022 SUNCOR ENERGY INC.

Refer to the Description of Capital Structure – Credit Ratings section of Suncor’s 2022 AIF for a description of credit ratings listed above.

Common Shares

Outstanding Shares

(thousands)	December 31, 2022
Common shares	1 337 471
Common share options – exercisable	16 407
Common share options – non-exercisable	4 661

As at March 3, 2023, the total number of common shares outstanding was 1,326,911,330 and the total number of exercisable and non-exercisable common share options outstanding was 20,507,798. Once exercisable, each outstanding common share option may be exercised for one common share.

Share Repurchases

In the first quarter of 2022, the TSX accepted a notice filed by Suncor to renew its NCIB to repurchase up to 5% of the company’s outstanding common shares through the facilities of the TSX, NYSE and/or alternative trading systems. The notice provided that, beginning February 8, 2022, and ending February 7, 2023, Suncor may purchase for cancellation up to 71,650,000 common shares, which is equal to approximately 5% of Suncor’s issued and outstanding common shares as at the date hereof. As at January 31, 2022, Suncor had 1,435,748,494 common shares issued and outstanding.

During the second quarter of 2022, and following the Board’s approval to increase the company’s share repurchase program to up to 10% of the company’s public float, Suncor received approval from the TSX to amend its existing NCIB effective as of the close of markets on May 11, 2022, to increase the maximum number of common shares that may be repurchased in the period beginning February 8, 2022, and ending February 7, 2023, from 71,650,000 common shares, or approximately 5% of Suncor’s issued and outstanding common shares as at January 31, 2022, to 143,500,000, or approximately 10% of Suncor’s public float as at January 31, 2022.

Subsequent to the fourth quarter of 2022, the TSX accepted a notice filed by Suncor to renew its NCIB to purchase the company’s common shares through the facilities of the TSX, NYSE and/or alternative trading systems. The notice provides that, beginning February 17, 2023, and ending February 16, 2024, Suncor may purchase for cancellation up to 132,900,000 common shares, which is equal to approximately 10% of Suncor’s public float as of February 3, 2023. On February 3, 2023, Suncor had 1,330,006,760 common shares issued and outstanding.

Pursuant to Suncor’s previous NCIB, as amended on May 9, 2022, Suncor agreed that it would not purchase more than 143,500,000 common shares between February 8, 2022, and February 7, 2023. Between February 8, 2022, and February 7, 2023, and pursuant to Suncor’s previous NCIB (as amended), Suncor repurchased 118,143,500 shares on the open market for approximately $5.248 billion, at a weighted average price of $44.42 per share.

Between February 17, 2023, and March 3, 2023, and pursuant to Suncor’s current NCIB (as renewed), Suncor repurchased 2,769,200 shares on the open market, representing the equivalent of 0.2% of its common shares as at February 3, 2023, for $128 million, at a weighted average price of $46.12 per share.

The actual number of common shares that may be repurchased under the NCIB and the timing of any such purchases will be determined by Suncor. Suncor believes that, depending on the trading price of its common shares and other relevant factors, repurchasing its common shares represents an attractive investment opportunity and is in the best interests of the company and its shareholders. The company does not expect that the decision to allocate cash to repurchase shares will affect its long-term strategy.

At December 31
($ millions, except as noted)	2022	2021	2020
Share repurchase activities (thousands of common shares)
Shares repurchased	116 908	83 959	7 527
Share repurchase cost	5 135	2 304	307
Weighted average repurchase price per share (dollars per share)	43.92	27.45	40.83

ANNUAL REPORT 2022 SUNCOR ENERGY INC. 51

Contractual Obligations, Commitments, Guarantees and Off-Balance Sheet Arrangements

In addition to the enforceable and legally binding obligations in the table below, Suncor has other obligations for goods and services that were entered into in the normal course of business, which may terminate on short notice, including commitments for the purchase of commodities for which an active, highly liquid market exists, and which are expected to be resold shortly after purchase.

The company does not believe it has any guarantees or off-balance sheet arrangements that have, or are reasonably likely to have, a current or future material effect on the company’s financial condition or financial performance, including liquidity and capital resources.

In the normal course of business, the company is obligated to make future payments, including contractual obligations and non-cancellable commitments.

	Payment due by period

($ millions)	2023	2024	2025	2026	2027	Thereafter	Total
Long-term debt(1)	568	568	498	985	556	16 317	19 492
Decommissioning and restoration costs(2)	351	397	443	439	440	20 296	22 366
Long-term contracts, pipeline capacity and energy services commitments(3)	1 718	1 622	1 469	1 216	1 309	7 678	15 012
Exploration work commitments(3)	—	—	53	1	—	486	540
Lease obligations(4)	477	420	387	340	312	3 047	4 983
Other long-term obligations(5)	5	20	20	20	20	—	85
Total	3 119	3 027	2 870	3 001	2 637	47 824	62 478
(1)	Includes long-term debt and interest payments on long-term debt. Refer to note 21 and note 27 of Suncor’s 2022 audited Consolidated Financial Statements.
(2)	Represents the undiscounted and uninflated amount of decommissioning and restoration costs. Refer to note 24 of Suncor’s 2022 audited Consolidated Financial Statements.
(3)	Refer to note 32 of Suncor’s 2022 audited Consolidated Financial Statements.
(4)	Refer to note 21 and note 27 of Suncor’s 2022 audited Consolidated Financial Statements.
(5)	Includes Libya EPSA signature bonus and merger consent. Please refer to note 22 of Suncor's 2022 audited Consolidated Financial Statements.

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Transactions with Related Parties

The company enters into transactions with related parties in the normal course of business, which includes purchases of feedstock, distribution of refined products, and the sale of refined products and byproducts. These transactions are with joint ventures and associated entities in the company’s R&M operations, including pipeline, refined product and petrochemical companies. For more information on these transactions and for a summary of Compensation of Key Management Personnel, refer to note 31 of the 2022 audited Consolidated Financial Statements.

Financial Instruments

The company uses derivative financial instruments, such as physical and financial contracts, to manage certain exposures to fluctuations in interest rates, commodity prices and foreign currency exchange rates as part of its overall risk management program, as well as for trading purposes. For the year ended December 31, 2022, the pre-tax earnings impact of risk management and trading activities was a loss of $187 million (2021 – pre-tax loss of $155 million).

Gains or losses related to derivatives are recorded as Other Income in the Consolidated Statements of Comprehensive Income.

($ millions)	2022	2021
Fair value outstanding, beginning of year	(98)	(121)
Cash settlements – paid during the year	220	178
Changes in fair value recognized in earnings during the year	(187)	(155)
Fair value outstanding, end of year	(65)	(98)

The fair value of derivative financial instruments is recorded on the Consolidated Balance Sheets.

Fair value of derivative contracts at
December 31 ($ millions)	2022	2021
Accounts receivable	143	123
Accounts payable	(208)	(221)
	(65)	(98)

Risks Associated with Derivative Financial Instruments

Suncor may be exposed to certain losses in the event that counterparties to derivative financial instruments are unable to fulfil their obligations under these contracts. The company minimizes this risk by entering into agreements with investment grade counterparties. Risk is also minimized through regular management review of the potential exposure to and credit ratings of such counterparties. Suncor’s exposure is limited to those counterparties holding derivative contracts with net positive fair values at a reporting date.

Suncor’s risk management activities are subject to periodic reviews by management to determine appropriate hedging requirements based on the company’s tolerance for exposure to market volatility, as well as the need for stable cash flow to finance future growth. Commodity risk management and trading activities are governed by a separate risk management group that reviews and monitors practices and policies and provides independent verification and valuation of these activities.

For further details on our derivative financial instruments, including assumptions made in the calculation of fair value, a sensitivity analysis of the effect of changes in commodity prices on our derivative financial instruments, and additional discussion of exposure to risks and mitigation activities, refer to note 27 of the company’s 2022 audited Consolidated Financial Statements.

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10. Accounting Policies and Critical Accounting Estimates

Suncor’s significant accounting policies are described in note 3 of the audited Consolidated Financial Statements for the year ended December 31, 2022.

Adoption of New IFRS Standards

The standards, amendments and interpretations that are adopted up to the date of authorization of the company’s consolidated financial statements, and that may have an impact on the disclosures and financial position of the company are disclosed below.

Property, Plant and Equipment: Proceeds before Intended Use

In May 2020, the IASB issued Property, Plant and Equipment: Proceeds before Intended Use (Amendments to IAS 16). The amendments prohibit a company from deducting from the cost of property, plant and equipment revenues received from selling items produced while the company is preparing the asset for its intended use. Instead, a company will recognize such sales proceeds and related costs in profit or loss. The company adopted the amendments prospectively on the effective date January 1, 2022, and there was no impact to the consolidated financial statements as a result of the initial application.

Onerous Contracts – Cost of Fulfilling a Contract

In May 2020, the IASB issued Onerous Contracts – Cost of Fulfilling a Contract (Amendments to IAS 37). The amendments specify which costs an entity includes in determining the cost of fulfilling a contract for the purpose of assessing whether the contract is onerous. The company adopted the amendments prospectively on the effective date January 1, 2022, and there was no impact to the consolidated financial statements as a result of the initial application.

Fees in the “10 per cent” Test for Derecognition of Financial Liabilities

In May 2020, the IASB issued Fees in the “10 per cent” Test for Derecognition of Financial Liabilities (Amendment to IFRS 9). The amendment clarifies the fees a company includes when assessing whether the terms of a new or modified financial liability are substantially different from the terms of the original financial liability. The company adopted the amendments prospectively on the effective date January 1, 2022, and there was no impact to the consolidated financial statements as a result of the initial application.

Recently Announced Accounting Pronouncements

The standards, amendments and interpretations that are issued, but not yet effective up to the date of authorization of the company’s consolidated financial statements, and that may have an impact on the disclosures and financial position of the company are disclosed below. The company intends to adopt these standards, amendments and interpretations when they become effective.

Non-current Liabilities with Covenants

In October 2022, the IASB issued Non-current Liabilities with Covenants (Amendments to IAS 1). The amendments improved the information an entity provides when its right to defer settlement of a liability for at least twelve months is subject to compliance with covenants. The amendments are effective January 1, 2024, with early adoption permitted. The company does not anticipate any significant impact from these amendments on the consolidated financial statements as a result of the initial application.

Lease Liability in a Sale and Leaseback

In September 2022, the IASB issued Lease Liability in a Sale and Leaseback (Amendments to IFRS 16). The amendments add subsequent measurement requirements for sale and leaseback transactions. The amendments are effective January 1, 2024, with early adoption permitted. The company does not currently have any sale and leaseback transactions and therefore does not anticipate any changes resulting from these amendments on the consolidated financial statements as a result of the initial application.

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Significant Accounting Estimates and Judgments

The preparation of financial statements in accordance with IFRS requires management to make estimates and judgments that affect reported assets, liabilities, revenues, expenses, gains, losses and disclosures of contingencies. These estimates and judgments are subject to change based on experience and new information.

Climate Change and Energy Transition

Suncor supports the goals of the Paris Agreement and is committed to achieving the long-term target of net zero GHG emissions by 2050 from its facilities, including those in which it has a working interest. Addressing climate change and providing the secure and reliable energy the world needs requires investment, technological advancement, product innovation, regulatory support and collaborative partnerships, such as the Pathway’s Alliance. The rate of change of public policy, consumer behavior, and resulting demand for low carbon options is not certain. Suncor is committed to reducing emissions in our base business, while expanding in complementary low-emissions businesses and working with our customers, governments and partners to realize our shared climate objectives.

Climate change and the transition to a low-emissions economy was considered in preparing the consolidated financial statements, primarily in estimating commodity prices used in impairment and reserves analysis. These may have significant impacts on the currently reported amounts of the company’s assets and liabilities discussed below and on similar assets and liabilities that may be recognized in the future. As part of its ongoing business planning, Suncor estimates future costs associated with GHG emissions in its operations and in the evaluation of future projects. The company uses future climate scenarios to test and assess the resilience of its strategy.

The financial statement areas that require significant estimates and judgments are as follows:

Oil and Gas Reserves

The company’s estimate of oil and gas reserves is considered in the measurement of depletion, depreciation, impairment, and decommissioning and restoration obligations. The estimation of reserves is an inherently complex process and involves the exercise of professional judgment. All reserves have been evaluated at December 31, 2022, by independent qualified reserves evaluators. Oil and gas reserves estimates are based on a range of geological, technical and economic factors, including projected future rates of production, projected future commodity prices, engineering data, and the timing and amount of future expenditures, all of which are subject to uncertainty. Estimates reflect market and regulatory conditions existing at December 31, 2022, which could differ significantly from other points in time throughout the year, or future periods. Changes in market and regulatory conditions and assumptions, as well as climate change, and the evolving worldwide demand for energy and global advancement of alternative sources of energy that are not sourced from fossil fuels can materially impact the estimation of net reserves. The timing in which global energy markets transition from carbon-based sources to alternative energy is highly uncertain.

Oil and Gas Activities

The company is required to apply judgment when designating the nature of oil and gas activities as exploration, evaluation, development or production, and when determining whether the costs of these activities shall be expensed or capitalized.

Exploration and Evaluation Costs

Certain exploration and evaluation costs are initially capitalized with the intent to establish commercially viable reserves. The company is required to make judgments about future events and circumstances and applies estimates to assess the economic viability of extracting the underlying resources. The costs are subject to technical, commercial and management review to confirm the continued intent to develop the project. Level of drilling success or changes to project economics, resource quantities, expected production techniques, production costs and required capital expenditures are important judgments when making this determination. Management uses judgment to determine when these costs are reclassified to Property, Plant and Equipment based on several factors, including the existence of reserves, appropriate approvals from regulatory bodies, joint arrangement partners and the company’s internal project approval process.

Determination of Cash Generating Units (CGUs)

A CGU is the lowest grouping of integrated assets that generate identifiable cash inflows that are largely independent of the cash inflows of other assets or groups of assets. The allocation of assets into CGUs requires significant judgment and

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interpretations with respect to the integration between assets, the existence of active markets, similar exposure to market risks, shared infrastructure and the way in which management monitors the operations.

Asset Impairment and Reversals

Management applies judgment in assessing the existence of impairment and impairment reversal indicators based on various internal and external factors.

The recoverable amount of CGUs and individual assets is determined based on the higher of fair value less costs of disposal or value-in-use calculations. The key estimates the company applies in determining the recoverable amount normally include estimated future commodity prices, discount rates, expected production volumes, future operating and development costs, income taxes and refining margins. In determining the recoverable amount, management may also be required to make judgments regarding the likelihood of occurrence of a future event. Changes to these estimates and judgments will affect the recoverable amounts of CGUs and individual assets and may then require a material adjustment to their related carrying value. In addition, climate change, and the evolving worldwide demand for energy and global advancement of alternative sources of energy that are not sourced from fossil fuels could result in a change in assumptions used in determining the recoverable amount and could affect the carrying value and useful life of the related assets. The timing in which global energy markets transition from carbon-based sources to alternative energy is highly uncertain.

Decommissioning and Restoration Costs

The company recognizes liabilities for the future decommissioning and restoration of Exploration and Evaluation assets and Property, Plant and Equipment based on estimated future decommissioning and restoration costs. Management applies judgment in assessing the existence and extent as well as the expected method of reclamation of the company’s decommissioning and restoration obligations at the end of each reporting period. Management also uses judgment to determine whether the nature of the activities performed is related to decommissioning and restoration activities or normal operating activities.

Actual costs are uncertain and estimates may vary as a result of changes to relevant laws and regulations related to the use of certain technologies, the emergence of new technology, operating experience, prices and closure plans. The estimated timing of future decommissioning and restoration may change due to certain factors, including reserves life. Changes to estimates related to future expected costs, discount rates, inflation assumptions and timing may have a material impact on the amounts presented. In addition, climate change, and the evolving worldwide demand for energy and global advancement of alternative sources of energy that are not sourced from fossil fuels could result in a change in assumptions used in determining the carrying value of the liabilities. The timing in which global energy markets transition from carbon-based sources to alternative energy is highly uncertain.

Employee Future Benefits

The company provides benefits to employees, including pensions and other post-retirement benefits. The cost of defined benefit pension plans and other post-retirement benefits received by employees is estimated based on actuarial valuation methods that require professional judgment. Estimates typically used in determining these amounts include, as applicable, rates of employee turnover, future claim costs, discount rates, future salary and benefit levels, the return on plan assets, mortality rates and future medical costs. Changes to these estimates may have a material impact on the amounts presented.

Other Provisions

The determination of other provisions, including, but not limited to, provisions for royalty disputes, onerous contracts, litigation and constructive obligations, is a complex process that involves judgment about the outcomes of future events, the interpretation of laws and regulations, and estimates on the timing and amount of expected future cash flows and discount rates.

Income Taxes

Management evaluates tax positions, annually or when circumstances require, which involves judgment and could be subject to differing interpretations of applicable tax legislation. The company recognizes a tax provision when a payment to tax authorities is considered probable. However, the results of audits and reassessments and changes in the interpretations of standards may result in changes to those positions and, potentially, a material increase or decrease in the company’s assets, liabilities and net earnings.

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Deferred tax assets are recognized when it is considered probable that deductible temporary differences will be recovered in the foreseeable future. To the extent that future taxable income and the application of existing tax laws in each jurisdiction differ significantly from the company’s estimate, the ability of the company to realize the deferred tax assets could be impacted.

Deferred tax liabilities are recognized when there are taxable temporary differences that will reverse and result in a future outflow of funds to a taxation authority. The company records a provision for the amount that is expected to be settled, which requires judgment as to the ultimate outcome. Deferred tax liabilities could be impacted by changes in the company’s judgment of the likelihood of a future outflow and estimates of the expected settlement amount, timing of reversals, and the tax laws in the jurisdictions in which the company operates.

11. Risk Factors

Suncor is committed to a proactive program of enterprise risk management intended to enable decision-making through consistent identification and assessment of risks inherent to its assets, activities and operations. Some of these risks are common to operations in the oil and gas industry as a whole, while some are unique to Suncor. The realization of any of the following risks could have a material adverse effect on Suncor’s business, financial condition, reserves and results of operations.

Volatility of Commodity Prices

Suncor’s financial performance is closely linked to prices for crude oil in the company’s upstream business and prices for refined petroleum products in the company’s downstream business and, to a lesser extent, to natural gas and electricity prices in the company’s upstream business where natural gas and electricity are both inputs and outputs of production processes. The prices for all of these commodities can be influenced by global and regional supply and demand factors, which are factors that are beyond the company’s control and can result in a high degree of price volatility.

Crude oil prices are also affected by, among other things, global economic health (particularly in emerging markets), market access constraints, regional and international supply and demand imbalances, political developments and government action, decisions by OPEC+ regarding quotas on its members, compliance or non-compliance with quotas agreed upon by OPEC+ members and other countries, and weather. These factors impact the various types of crude oil and refined products differently and can impact differentials between light and heavy grades of crude oil (including blended bitumen), and between conventional oil and SCO.

Refined petroleum product prices and refining margins are also affected by, among other things, crude oil prices, the availability of crude oil and other feedstock, levels of refined product inventories, regional refinery availability, market access, marketplace competitiveness, regulatory compliance costs and other local market factors. Natural gas prices in North America are affected by, among other things, supply and demand, inventory levels, weather and prices for alternative energy sources. Decreases in product margins or increases in natural gas prices could have a material adverse effect on Suncor’s business, financial condition, reserves and results of operations.

In addition, oil and natural gas producers in North America, and particularly in Canada, may receive discounted prices for their production relative to certain international prices, due in part to constraints on the ability to transport and sell such products to international markets. A failure to resolve such constraints may result in continued discounted or reduced commodity prices realized by oil and natural gas producers. Suncor’s production from Oil Sands includes significant quantities of bitumen and SCO that may trade at a discount to light and medium crude oil. Bitumen and SCO are typically more expensive to produce and process. In addition, the market prices for these products may differ from the established market indices for light and medium grades of crude oil. As a result, the price received for bitumen and SCO may differ from the benchmark they are priced against.

Wide differentials or a prolonged period of low and/or volatile commodity prices, particularly for crude oil, could have a material adverse effect on Suncor’s business, financial condition, reserves and results of operations, and may also lead to the impairment of assets, or to the cancellation or deferral of Suncor’s growth projects.

Commodity prices could be materially and adversely affected by the outbreak of epidemics, pandemics and other public health crises in geographic areas in which Suncor has operations, suppliers, customers or employees, including the COVID-19 pandemic and the ongoing uncertainty as to the extent and duration of the pandemic, as well as uncertainty surrounding new variations or mutations of the COVID-19 virus. Actions that have and may be taken by governmental authorities in response to the ongoing COVID-19 pandemic have resulted, and may continue to result in, a reduction in the demand for, and

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prices of, commodities that are closely linked to Suncor’s financial performance, including crude oil, refined petroleum products (such as jet fuel and gasoline), natural gas and electricity. Such actions may also increase the risk that storage for crude oil and refined petroleum products could reach capacity in certain geographic locations in which Suncor operates. A prolonged period of decreased demand for, and prices of, these commodities, and any applicable storage constraints, could also result in voluntary curtailment or shutting in production and a decrease in Suncor’s refined product volumes and refinery utilization rates.

Carbon Risk

Public support for climate change action and receptivity to alternative or renewable energy technologies has grown in recent years. Governments in Canada and around the world have responded to these shifting societal attitudes by adopting ambitious emissions reduction targets and supporting legislation, including measures relating to carbon pricing, clean energy and fuel standards, and alternative energy incentives and mandates. There has also been increased activism and public opposition to fossil fuels, and oil sands in particular.

Existing and future laws and regulations in support of a transition to low-carbon energy and climate change action may impose significant constraints on fossil fuel development. Concerns over climate change, fossil fuel extraction, GHG emissions, and water and land-use practices could lead governments to enact additional or more stringent laws and regulations applicable to Suncor and other companies in the energy industry in general, and in the oil sands industry in particular. These risks to the oil sands industry can be offset over time through the commercialization and implementation of low-carbon technologies (e.g., carbon capture, utilization and sequestration) and by increasing growth in low-carbon energies such as hydrogen, renewable fuels and power.

Changes to environmental regulations, including regulations relating to climate change, could impact the demand for the company’s products or could require increased capital expenditures, operating expenses, abandonment and reclamation obligations, and distribution costs. These potential added costs may not be recoverable in the marketplace and may result in some current operations or growth projects becoming less profitable or uneconomic. Such regulatory changes could require Suncor to invest further into the development of technologies or other energy products. Such technology development or growth projects could require a significant investment of capital and resources, and any delay in or failure to identify, develop and deploy such technologies or obtain regulatory approvals for these technology projects could prevent Suncor from being able to successfully compete with other companies. More stringent GHG emissions regulations in the jurisdictions in which Suncor operates may also make it difficult for Suncor to compete with companies operating in other jurisdictions with less costly regulations. In addition, legislation or policies that limit the purchase of production from the oil sands may be adopted in domestic and/or foreign jurisdictions, which, in turn, may limit the world market for Suncor’s upstream production and reduce the prices the company receives for its petroleum products, and could result in delayed development, stranded assets or the company being unable to further develop its hydrocarbon resources. The complexity, breadth and velocity of changes in GHG emissions regulations make it difficult to predict the potential impact to Suncor.

Suncor continues to monitor international and domestic efforts to address climate change. While GHG regulations and targets will continue to become more stringent, and while Suncor continues its efforts to reduce its GHG emissions, the absolute operational GHG emissions of the company may rise as a result of growth, mergers and acquisition activities, and changes in the operatorship of assets by Suncor or affiliates. This is particularly relevant in 2022 with Suncor’s increase in operated emissions by assuming operatorship of Syncrude in 2021 followed by an increase in equity emissions with Suncor’s purchase of 14.65% additional working interest in Fort Hills from Teck, which closed on February 2, 2023. Increases in GHG emissions may impact the profitability of the company’s projects, as Suncor will be subject to incremental levies and taxes. There is also a risk that Suncor could face litigation initiated by third parties relating to climate change, including litigation pertaining to GHG emissions, the production, sale, or promotion of fossil fuels and petroleum products, and/or disclosure. For example, the Board of County Commissioners of Boulder County, the Board of County Commissioners of San Miguel County and the City of Boulder, all of Colorado, have brought an action against Suncor and certain of its subsidiaries seeking, among other things, compensation for impacts they allege with respect to climate change. In addition, the mechanics of implementation and enforcement of the Oil Sands Emissions Limit Act and the federal government’s stated intention to cap and reduce emissions from the oil and gas sector by setting five-year targets to achieve net zero by 2050 are currently under review and it is not yet possible to predict the impact on Suncor. However, such impact could be material.

These developments and future developments could adversely impact the demand for Suncor’s products, the ability of Suncor to maintain and grow its production and reserves, and Suncor’s reputation, and could have a material adverse effect on Suncor’s business, financial condition, reserves and results of operations.

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Greenhouse Gas Emissions and Targets

Among other sustainability goals, Suncor’s strategic objective is to be a net-zero GHG emissions company by 2050 and the company has set ambitious near-term goals to reduce emissions across its value chain. The company’s ability to deliver GHG emissions reductions is subject to numerous risks and uncertainties, and our actions taken to implement these objectives may also expose Suncor to certain additional and/or heightened financial and operational risks.

A reduction in GHG emissions relies on, among other things, Suncor’s ability to implement and improve energy efficiency at all of its facilities, future development and growth opportunities, development and deployment of new technologies, ability to sequester and capture carbon, investment in low-carbon power and hydrogen, as well as a transition to low-carbon fuels. In the event that Suncor is unable to implement these strategies and technologies as planned without negatively impacting our expected operations or business plans, or in the event that such strategies or technologies do not perform as expected, Suncor may be unable to meet our GHG targets on the current timelines, or at all.

In addition, achieving the company’s GHG emissions reduction targets could require significant capital expenditures and resources, with the potential that the costs required to achieve our target and goals materially differ from our original estimates and expectations, and these differences may be material. In addition, while the intent is to improve efficiency and increase the offering of low-carbon energy, the shift in resources and focus towards emissions reduction could have a negative impact on our operating results. The overall final cost of investing in and implementing an emissions reduction strategy and technologies in furtherance of such strategy, and the resultant change in the deployment of the company’s resources and focus, could have a material adverse effect on Suncor’s business, financial condition, reserves and results of operations.

Environmental Compliance

Tailings Management and Water Release

Each oil sands mine is required under the Alberta Energy Regulator’s (AER) Directive 085 – Fluid Tailings Management for Oil Sands Mining Projects (the Tailings Directive) to seek approval for its updated fluid tailings management plan. If a mine fails to meet a condition of its approved plan, the applicable company could be subject to enforcement actions, including being required to curtail production, and financial consequences, including being subject to a compliance levy or being required to post additional security under the Mine Financial Security Program (MFSP). The full impact of the Tailings Management Framework (TMF), the Tailings Directive and updates to the dam regulations, including the financial consequences of exceeding compliance levels, is not yet fully known, as certain associated policy updates and regulation updates are still under development. Such updates could also restrict the technologies that the company may employ for tailings management and reclamation, which could adversely impact the company’s business plans. There could also be risks if the company’s tailings management operations fail to operate as anticipated. The occurrence of any of the foregoing could have a material adverse effect on Suncor’s business, financial condition, reserves and results of operations.

The five-year review for the TMF may be initiated in 2023, which could result in changes to tailings management requirements. The Alberta government has also been working to develop provincial water release policy guidance which is expected to be completed in 2023. In addition, Environment and Climate Change Canada’s work to meet its 2025 timeline for development of the federal Oil Sands Mine Effluent Regulation (OSMER) is progressing. If implemented, OSMER will help enable oil sands companies to return treated mine water to the Athabasca River. Suncor’s tailings and reclamation plans are aligned with the current TMF and the OSMER timing and changes to either could result in plan changes.

Suncor supports an integrated water management approach for effective operations, successful reclamation and closure, and positive environmental outcomes. The inability to release treated mine water to the environment continues to result in an increase to both water quality concerns and water containment concerns at Suncor mine sites, which impacts current operations and reclamation and closure planning. Suncor believes that an integrated water management approach to support operations and successful reclamation and closure requires the release of treated oil sands mine water to the environment. The absence of an effective regulatory framework in this area could impact operations and the success and timing of closure and reclamation plans, which could have a material adverse effect on Suncor’s business, financial condition, reserves and results of operations.

Alberta’s Land-Use Framework

The implementation of, and compliance with, the terms of Alberta’s Land-Use Framework through the Lower Athabasca Regional Plan (LARP) may adversely impact Suncor’s current properties and projects in northern Alberta due to, among other

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things, environmental limits and thresholds. The impact of the LARP on Suncor’s operations may be outside of the control of the company, as Suncor’s operations could be impacted as a result of restrictions imposed due to the cumulative impact of development by the other operators in the area and not solely in relation to Suncor’s direct impact. The uncertainty of changes in Suncor’s future development and existing operations required as a result of any future updates or changes to the LARP or its associated frameworks, could have a material adverse effect on Suncor’s business, financial condition, reserves and results of operations.

Water Management Regulations

Canada

Suncor currently relies on water obtained under licences and permits from government and regulators in its operating areas. Water licences and permits, like all regulatory approvals, contain conditions to be met in order to maintain compliance with the licence. There can be no assurance that the licences to withdraw and use water will not be rescinded or that additional conditions will not be added. It is also possible that regional water management approaches may require water-sharing agreements between stakeholders. In addition, any changes or expansions of the company’s projects may rely on securing licences and permits for additional water withdrawal and use, and there can be no assurance that these licences will be granted in a timely manner or that they will be granted on terms favourable to Suncor. There is also a risk that future laws or changes to existing laws or regulations relating to water access or water management could cause capital expenditures and operating expenses relating to water licence compliance to increase. The occurrence of any of the foregoing could have a material adverse effect on Suncor’s business, financial condition, reserves and results of operations.

U.S.

The Commerce City refinery’s water discharge permit is currently subject to a renewal process. In late 2021, the Water Division for the Colorado Department of Public Health and Environment (CDPHE) issued a draft water permit that contains new and additional proposed requirements, including with respect to those related to per- and polyfluoroalkyl substances, that could have a material adverse effect on Suncor’s business, financial condition and results of operations. Suncor is reviewing the draft permit and will proceed through the permit renewal process.

Biodiversity

Species at risk exist in the areas where Suncor conducts its operations. For example, existing, planned and potential future projects in Alberta are located within the range of woodland caribou, which have been identified as “threatened” under the Species at Risk Act (Canada). In response to the Government of Canada’s Recovery Strategy for the Woodland Caribou, provincial caribou range plans are being developed through sub-regional planning. The development and implementation of sub-regional plans in these areas may have an impact on the pace and amount of development in these areas and could potentially increase costs due to restoration or offsetting requirements, which could have a material adverse effect on Suncor’s business, financial condition, reserves and results of operations.

Pursuant to the Alberta Wetland Policy, future development in wetland areas may be obligated to avoid wetlands or mitigate the development’s effects on wetlands. Certain Suncor operations and growth projects where wetlands are regionally abundant will be affected by aspects of the policy where avoidance is not possible and wetland reclamation or replacement may be required, which could have a material adverse effect on Suncor’s business, financial condition, reserves and results of operations. Wetland replacement costs are based on wetland value and may be especially high for future oil sands projects and expansions due to the limited opportunity to avoid or minimize impacts to wetlands.

Air and Water Quality Management

A number of Canadian federal, provincial and U.S. federal and state air and water quality regulations and frameworks are in place currently and being developed, changed and/or implemented, which could have an impact on the company’s existing operations and planned projects including by, among other things, requiring the company to invest additional capital or incur additional operating and compliance expenses, including, among other things, potentially requiring the company to retrofit equipment to meet new requirements and increase monitoring and mitigation plans. The full impact of these regulations and frameworks is not yet known; however, they could have a material adverse effect on Suncor’s business, financial condition, reserves and results of operations.

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Market Access

The markets for bitumen blends or heavy crude oil are more limited than those for light crude oil, making them more susceptible to supply and demand changes and imbalances (whether as a result of the availability, proximity, and capacity of pipeline facilities, railcars or otherwise). Heavy crude oil generally receives lower market prices than light crude oil, due principally to the lower quality and value of the refined product yield and the higher cost to transport the more viscous product on pipelines, and this price differential can be amplified due to supply and demand imbalances.

Market access for Suncor’s oil sands production may be constrained by insufficient pipeline takeaway capacity, including the lack of new pipelines due to an inability to secure required approvals and negative public perception. In order to secure future market access, financial commitments could be made for projects that do not proceed. There is a risk that constrained market access for oil sands production, growing inland production and refinery outages could create widening differentials that could impact the profitability of product sales. Market access for refined products may also be constrained by insufficient takeaway capacity, which could create a supply/demand imbalance. The occurrence of any of the foregoing could have a material adverse effect on the company’s business, financial condition, reserves and results of operations.

Major Operational Incidents (Safety, Environmental and Reliability)

Each of Suncor’s primary operating businesses – Oil Sands, E&P and Refining and Marketing – requires significant levels of investment in the design, operation, maintenance and decommissioning of facilities, and carries the additional economic risk associated with operating reliably or enduring a protracted operational outage. The breadth and level of integration of Suncor’s operations adds complexity.

The company’s businesses also carry the risks associated with poor or substandard environmental and safety performance, which is closely scrutinized by governments, the public and the media, and could result in a suspension of or inability to obtain regulatory approvals and permits, or, in the case of a major environmental or safety incident, delays in resuming normal operations, fines, civil suits or criminal charges against the company.

In general, Suncor’s operations are subject to operational hazards and risks such as, among others, fires (including forest fires), explosions, blow-outs, power outages, prolonged periods of extreme cold or extreme heat, severe winter climate conditions, flooding, droughts and other extreme weather conditions, railcar incidents or derailments, the migration of harmful substances such as, among others, oil spills, gaseous leaks or a release of deleterious substances, loss of tailings dam integrity, pollution and other environmental risks, and accidents, any of which can interrupt operations or cause personal injury or death, or damage to property, equipment (including information technology and related data and controls systems), and the environment.

The reliable operation of production and processing facilities at planned levels and Suncor’s ability to produce higher-value products can also be impacted by, among other things, failure to follow the company’s policies, standards and operating procedures or operate within established operating parameters, equipment failure through inadequate maintenance, unanticipated erosion or corrosion of facilities, manufacturing and engineering flaws, and labour shortage or interruption. The company is also subject to operational risks such as sabotage, terrorism, trespass, theft and malicious software, network or cyberattacks.

In addition to the foregoing factors that affect Suncor’s business generally, each business unit is susceptible to additional risks due to the nature of its business, including, among others, the following:

●	Suncor’s Oil Sands business is susceptible to loss of production, slowdowns, shutdowns or restrictions on its ability to produce higher-value products, due to the failure of any one or more interdependent component systems, and other risks inherent to oil sands operations;
●	For Suncor’s E&P businesses, there are risks and uncertainties associated with drilling for oil and natural gas, the operation and development of such properties and wells (including encountering unexpected formations, pressures or the presence of hydrogen sulphide), premature declines of reservoirs, sour gas releases, uncontrollable flows of crude oil, natural gas or well fluids and other accidents;
●	Suncor’s E&P offshore operations occur in areas subject to hurricanes and other extreme weather conditions, such as winter storms, pack ice, icebergs and fog. The occurrence of any of these events could result in production shut-ins, the suspension of drilling operations and damage to or destruction of the equipment involved. Harsh weather conditions, particularly in the winter season, may also impact the successful execution of maintenance and startup of operations. Suncor’s E&P offshore operations could be indirectly affected by catastrophic events occurring at other

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third-party offshore operations, which could give rise to liability, damage to the company’s equipment, harm to individuals, force a shutdown of facilities or operations, or result in a shortage of appropriate equipment or specialists required to perform planned operations; and
●	Suncor’s Refining and Marketing operations are subject to all of the risks normally inherent in the operation of refineries, terminals, pipelines and other distribution facilities and service stations, including, among others, loss of production, slowdowns or shutdowns due to equipment failures, unavailability of feedstock, price and quality of feedstock, or other incidents.

Suncor is also subject to risks relating to the health and safety of its people, as well as the potential for a slowdown or temporary suspension of its operations in locations impacted by an outbreak such as the COVID-19 pandemic. Such a suspension in operations could also be mandated by governmental authorities in response to the COVID-19 pandemic. This could negatively impact Suncor’s production or refined product volumes and refinery utilization rates for a sustained period of time, all of which could have a material adverse effect on Suncor’s business, financial condition and results of operations.

Although the company maintains a risk management program, which includes an insurance component, such insurance may not provide comprehensive coverage in all circumstances, nor are all such risks insurable. The company self-insures some risks, and the company’s insurance coverage does not cover all the costs arising out of the allocation of liabilities and risk of loss arising from Suncor operations.

The occurrence of any of the foregoing could have a material adverse effect on Suncor’s business, financial condition, reserves and results of operations.

Government/Regulatory Policy

Suncor’s businesses operate under federal, provincial, territorial, state and municipal laws in numerous countries. The company is also subject to regulation and intervention by governments in oil and gas industry matters, such as, among others, land tenure; royalties; taxes (including income taxes); government fees; production rates; environmental protection; water; wildlife; fish; air quality; safety performance; the reduction of GHG and other emissions; the export of crude oil, natural gas and other products; interactions with foreign governments; the awarding or acquisition of exploration and production rights, oil sands leases or other interests; the imposition of specific drilling obligations; control over the development, reclamation and abandonment of fields and mine sites; mine financial security requirements; approval of logistics infrastructure; and possibly expropriation or cancellation of contract rights. As part of ongoing operations, the company is also required to comply with a large number of EH&S regulations under a variety of Canadian, U.S., U.K. and other foreign, federal, provincial, territorial, state and municipal laws and regulations. Failure to comply with applicable laws and regulations may result in, among other things, the imposition of fines and penalties, production constraints, a compulsory shutdown of facilities or suspension of operations (temporarily or permanently), reputational damage, delays, increased costs, denial of operating and growth permit applications, censure, liability for cleanup costs and damages, and the loss of important licences and permits.

Before proceeding with certain projects, including changes to existing operations, Suncor must obtain various federal, provincial, territorial, state and municipal permits and regulatory approvals, and must also obtain licences to operate certain assets. These processes can involve, among other things, Indigenous and stakeholder consultation, government intervention, environmental impact assessments and public hearings and may be subject to conditions, including security deposit obligations and other commitments. Compliance can also be affected by the loss of skilled staff, inadequate internal processes and compliance auditing.

Failure to obtain, comply with, satisfy the conditions of or maintain regulatory permits, licences and approvals, or failure to obtain them on a timely basis or on satisfactory terms, could result in prosecution, fines, delays, abandonment or restructuring of projects, impacts to production, reputational damage and increased costs, all of which could have a material adverse effect on Suncor’s business, financial condition, reserves and results of operations. Suncor’s businesses can also be indirectly impacted by a third-party’s inability to obtain regulatory approval for a shared infrastructure project or a third-party infrastructure project on which a portion of Suncor’s business depends.

Changes in government policy, regulation or other laws, or the interpretation thereof, or the revocation of existing approvals or permits by the government or opposition to Suncor’s projects or third-party pipeline and infrastructure projects that delay or prevent necessary permits or regulatory approvals, or which make current operations or growth projects less profitable or uneconomic could materially impact Suncor’s operations, existing and planned projects, financial condition, reserves and results of operations.

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Digital and Cybersecurity

The efficient operation of Suncor’s business is dependent on computer hardware, software and networked systems, including the systems of cloud providers and third parties with which Suncor conducts business. Digital transformation continues to increase the number of, and complexity of, such systems. In the ordinary course of Suncor’s business, Suncor collects and stores sensitive data, including intellectual property, proprietary business information and personal information of the company’s employees and retail customers. Suncor’s operations are also dependent upon a large and complex information framework. Suncor relies on industry-accepted security measures, controls and technology to protect Suncor’s information systems and securely maintain confidential and proprietary information stored on the company’s information systems, and has adopted a continuous process to identify, assess and manage threats to the company’s information systems. While Suncor has an information and cybersecurity program in place, the measures, controls and technology on which the company relies may not be adequate due to the increasing volume, sophistication and rapidly evolving nature of cyber threats. Suncor’s information technology and infrastructure, including process control systems, may be vulnerable to attacks by malicious persons or entities motivated by, among others, geopolitical, financial or activist reasons, or breached due to employee error, malfeasance or other disruptions, including natural disasters and acts of war. Although the company maintains a risk management program, which includes an insurance component that may provide coverage for the operational impacts from an attack to, or breach of, Suncor’s information technology and infrastructure, including process control systems, the company does not maintain stand-alone cyber insurance. Furthermore, not all cyber risks are insurable. As a result, Suncor’s existing insurance may not provide adequate coverage for losses stemming from a cyberattack to, or breach of, its information technology and infrastructure.

Any such attack or breach could compromise Suncor’s networks, and the information Suncor stores could be accessed, publicly disclosed, lost, stolen or compromised. Any such attack, breach, access, disclosure or loss of information could result in legal claims or proceedings, liability under laws that protect the privacy of personal information, regulatory penalties, disruptions to Suncor’s operations, decreased performance and production, increased costs, damage to Suncor’s reputation, physical harm to people or the environment or other negative consequences to Suncor or third parties, which could have a material adverse effect on Suncor’s business, financial condition and results of operations.

Competition

The global petroleum industry is highly competitive in many aspects, including the exploration for and the development of new sources of supply, the acquisition of crude oil and natural gas interests, and the refining, distribution and marketing of refined petroleum products. Suncor competes in virtually every aspect of its business with other energy companies. The petroleum industry also competes with other industries in supplying energy, fuel and related products to consumers. The increasing volatility of the political and social landscape at provincial, federal, territorial, state, municipal and international levels adds complexity.

For Suncor’s Oil Sands and E&P businesses, it is difficult to assess the number, level of production and ultimate timing of all potential new projects or when existing production levels may increase. Although increased regulatory requirements have slowed certain larger projects in the short term, an increase in the level of activity may have an impact on regional infrastructure, including pipelines, and could place stress on the availability and cost of all resources required to build and run new and existing oil sands operations.

For Suncor’s Refining and Marketing business, management expects that fluctuations in demand for refined products, margin volatility and overall marketplace competitiveness will continue. In addition, to the extent that the company’s downstream business unit participates in new product markets, it could be exposed to margin risk and volatility from either cost and/or selling price fluctuations.

There is a risk that increased competition could cause costs to increase, put further strain on existing infrastructure and cause margins for refined and unrefined products to be volatile, and impact demand for Suncor’s products, which could have a material adverse effect on Suncor’s business, financial condition and results of operations.

Portfolio Development and Execution

There are certain risks associated with the development and execution of Suncor’s complex and integrated portfolio of projects and the commissioning and integration of new facilities within its existing asset base.

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Portfolio development and execution risk consists of four related primary risks:

●	Development – a failure to select the right projects and identify effective scope and solution;
●	Engineering – a failure in the specification, design or technology selection;
●	Construction – a failure to build the project in the approved time, in accordance with design, and at the agreed cost; and
●	Commissioning and startup – a failure of the facility to meet agreed performance targets, including operating costs, efficiency, yield and maintenance costs.

Portfolio development and execution can also be impacted by, among other things, the effect of changing government regulations and public expectations in relation to the impact of oil sands development on the environment, which could significantly impact the company’s ability to obtain the necessary environmental and other regulatory approvals; the complexity and diversity of Suncor’s portfolio, including joint venture assets; the accuracy of project cost and schedule estimates; the availability and cost of materials, equipment, qualified personnel and logistics infrastructure; maintaining adequate quality management and risks associated with logistics and offshore fabrication, including the cost of materials, and equipment fabricated offshore may be impacted by tariffs, duties and quotas; complexities and risks associated with constructing projects within operating environments and confined construction areas; the commissioning and integration of new facilities within the company’s existing asset base could cause delays in achieving guidance, targets and objectives; risks relating to restarting projects placed in safe mode, including increased capital costs; and the impact of weather conditions.

The occurrence of any of the foregoing could have a material adverse effect on Suncor’s business, financial condition, reserves and results of operations.

Technology Risk

There are risks associated with sustainability, growth and capital projects that rely largely or partly on new technologies and the incorporation of such technologies into new or existing operations, including that the results of the application of new technologies may differ from simulated, test or pilot environments, or that third-party intellectual property protections may impede the development and implementation of new technology. The success of projects incorporating new technologies cannot be assured. Advantages accrue to companies that can develop and adopt emerging technologies in advance of competitors. The inability to develop, implement and monitor new technologies may impact the company’s ability to develop its new or existing operations in a profitable manner or comply with regulatory requirements, which could have a material adverse effect on Suncor’s business, financial condition, reserves and results of operations.

Cumulative Impact and Pace of Change

To achieve its business objectives, Suncor must operate efficiently, reliably and safely, and, at the same time, deliver growth and sustaining projects safely, on budget and on schedule. The ability to achieve these two sets of objectives is critically important for Suncor to deliver value to shareholders and stakeholders. These ambitious business objectives compete for resources, and it may negatively impact the company should there be inadequate consideration of the cumulative impacts of prior and parallel initiatives on people, processes and systems. There is a risk that measures undertaken to achieve these objectives may exceed Suncor’s capacity to adopt and implement change. The occurrence of any of the foregoing could have a material adverse effect on Suncor’s business, financial condition, reserves and results of operations.

Skills, Resource Shortage and Reliance on Key Personnel

The successful operation of Suncor’s businesses will depend upon the availability of, and competition for skilled labour and materials supply. There is a risk that the company may have difficulty sourcing and retaining the skilled labour in certain talent segments for current and future operations. Although Suncor has maintained a healthy overall attrition rate over the last decade, Suncor sees acute supply-demand gap potential in some critical talent segments. The labour market is also in flux, which combined with the challenges recruiting to the oil and gas industry and the post-pandemic trend of burnout and employees reassessing their careers, increases the potential risk in attrition and the need for targeted talent remains a risk to be managed. The increasing age of the company’s existing workforce, and changing skillset requirements as technology continues to evolve, add further pressure. The availability of competent and skilled contractors for current and future operations is also a risk depending on market conditions. Materials may also be in short supply due to smaller labour forces in many manufacturing operations or due to supply chain disruptions related to the COVID-19 pandemic. Suncor’s ability to operate safely and effectively and complete all projects on time and on budget has the potential to be significantly impacted by these risks and this impact could be material.

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The company’s success also depends in large measure on certain key personnel. The loss of the services of such key personnel could have a material adverse effect on Suncor’s business, financial condition, reserves and results of operations. The contributions of the existing management team to the immediate and near-term operations of the company are likely to continue to be of central importance for the foreseeable future.

Labour Relations

Hourly employees at Suncor’s oil sands facilities (excluding MacKay River and Fort Hills), all of the company’s refineries and the majority of the company’s terminal and distribution operations and certain of the company’s E&P operations are represented by labour unions or employee associations. Approximately 25% of the company’s employees were covered by collective agreements at the end of 2022. Negotiations for 13 collective agreements will take place in 2023. Any work interruptions involving the company’s employees (including as a result of a strike, lockout or pandemic), contract trades utilized in the company’s projects or operations, or any jointly owned facilities operated by another entity present a significant risk to the company and could have a material adverse effect on Suncor’s business, financial condition and results of operations.

Joint Arrangement Risk

Suncor has entered into joint arrangements and other contractual arrangements with third parties, including arrangements where other entities operate assets in which Suncor has ownership or other interests and arrangements where Suncor operates assets in which other entities have ownership or other interests. These joint arrangements include, among others, those with respect to Syncrude, Fort Hills, In Situ assets, and operations in Suncor’s E&P Canada and E&P International businesses. The success and timing of activities relating to assets and projects operated by others, or developed jointly with others, depend upon a number of factors that are outside of Suncor’s control, including, among others, the timing and amount of capital expenditures; the timing and amount of operational and maintenance expenditures; the operator’s expertise, financial resources and risk management practices; the approval of other participants; and the selection of technology.

These co-owners may have objectives and interests that do not coincide with and may conflict with Suncor’s interests. Major capital and operating expenditure decisions affecting joint arrangements may require agreement among the co-owners, while certain operational decisions may be made solely at the discretion of the operator of the applicable assets. While joint venture counterparties may generally seek consensus with respect to major decisions concerning the direction and operation of the assets and the development of projects, no assurance can be provided that the future demands or expectations of the parties relating to such assets and projects will be met satisfactorily or in a timely manner. Failure to satisfactorily meet demands or expectations by all of the parties may affect the company’s participation in the operation of such assets or in the development of such projects, the company’s ability to obtain or maintain necessary licences or approvals, or the timing for undertaking various activities. In addition, disputes may arise pertaining to the timing, scope, funding and/or capital commitments with respect to projects that are subject to joint arrangements.

The occurrence of any of the foregoing could have a material adverse effect on Suncor’s business, financial condition, reserves and results of operations.

Financial Risks

Access to Capital

Suncor expects that future capital expenditures will be financed out of cash and cash equivalents balances, cash flow provided by operating activities, available committed credit facilities, issuing commercial paper and, if needed, accessing capital markets. This ability is dependent on, among other factors, commodity prices, the overall state of the capital markets, and financial institutions and investor appetite for investments in the energy industry generally, and the company’s securities in particular. In addition, some stakeholders may compare companies based on climate-related performance which can be impacted by numerous factors and perceptions. The company’s ability to access capital may also be adversely affected in the event that financial institutions, investors, rating agencies and/or lenders adopt more restrictive decarbonization policies. The COVID-19 pandemic had a significant impact on global capital markets and the availability of liquidity. While access to capital has returned to pre-pandemic levels, the disruption and volatility in global capital markets may reoccur. To the extent that external sources of capital become limited or unavailable or available on unfavourable terms, the ability to make capital investments and maintain existing properties may be constrained.

If the company finances capital expenditures in whole or in part with debt, that may increase its debt levels above industry standards for oil and gas companies of similar size. Depending on future development and growth plans, additional debt

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financing may be required that may not be available or, if available, may not be available on favourable terms, including higher interest rates and fees. Neither the Articles of Suncor nor its bylaws limit the amount of indebtedness that may be incurred; however, Suncor is subject to covenants in its existing credit facilities and seeks to avoid an unfavourable cost of debt. The level of the company’s indebtedness, and the level of indebtedness relative to the company’s ability to generate cash flow, from time to time, could impair its ability to obtain additional financing on a timely basis to take advantage of business opportunities that may arise and could negatively affect its credit ratings.

Suncor is required to comply with financial and operating covenants under existing credit facilities and debt securities. Covenants are reviewed based on actual and forecast results and the company has the ability to make changes to its development plans, capital structure and/or dividend policy to comply with covenants under the credit facilities. If Suncor does not comply with the applicable covenants under its credit facilities and debt securities, there is a risk that repayment could be accelerated and/or the company’s access to capital could be restricted or only be available on unfavourable terms.

Rating agencies regularly evaluate the company, including its subsidiaries. Their ratings of Suncor’s long-term and short-term debt are based on a number of factors, including the company’s financial strength, as well as factors not entirely within its control, including conditions affecting the oil and gas industry generally, and the wider state of the economy. Credit ratings may be important to customers or counterparties when Suncor competes in certain markets and when it seeks to engage in certain transactions, including some commodity sales or purchase transactions or those involving over-the-counter derivatives. There is a risk that one or more of Suncor’s credit ratings could be downgraded, which could potentially limit its access to private and public credit markets and increase the company’s cost of borrowing.

The occurrence of any of the foregoing could have a material adverse effect on Suncor’s business, financial condition, reserves and results of operations.

Inflation

The company purchases materials and commodities for use in its business and uses contractors to supplement its workforce in many areas of the organization. Due to the lingering impacts of the COVID-19 pandemic as well as the war in Ukraine and the limited availability of labour, many supply chains have been stretched, resulting in an increase in inflation. While many central banks have increased interest rates in an attempt to reduce inflation, there is no certainty that attempts to control inflation will be successful, or if they are successful, the pace at which inflation may subside.

Even a short period of higher-than-average inflation can lead to structural cost increases in Suncor’s business, which may impact its business plans going forward. The occurrence of any of the foregoing could have a material adverse effect on Suncor’s business, financial condition, reserves and results of operations.

Energy Trading and Risk Management Activities and the Exposure to Counterparties

The nature of Suncor’s energy trading and risk management activities, which may make use of derivative financial instruments to manage its exposure to commodity price and other market risks, creates exposure to financial risks, which include, but are not limited to, unfavourable movements in commodity prices, interest rates or foreign exchange that could result in a financial or opportunity loss to the company; a lack of counterparties, due to market conditions or other circumstances that could leave the company unable to liquidate or offset a position, or unable to do so at or near the previous market price; and counterparty default risk.

The occurrence of any of the foregoing could have a material adverse effect on Suncor’s business, financial condition and results of operations.

Exchange Rate Fluctuations

The company’s 2022 audited Consolidated Financial Statements are presented in Canadian dollars. The majority of Suncor’s revenues from the sale of oil and natural gas commodities are based on prices that are determined by, or referenced to, U.S. dollar benchmark prices, while the majority of Suncor’s expenditures are realized in Canadian dollars. Suncor also has assets and liabilities, including approximately 60% of the company’s debt, that are denominated in U.S. dollars and translated to Suncor’s reporting currency (Canadian dollars) at each balance sheet date. Suncor’s financial results, therefore, can be affected significantly by the exchange rates between the Canadian dollar and the U.S. dollar. The company also undertakes operations administered through international subsidiaries, and, therefore, to a lesser extent, Suncor’s results can be affected by the exchange rates between the Canadian dollar and the euro and the British pound. These exchange rates may vary substantially and may give rise to favourable or unfavourable foreign currency exposure. A decrease in the value of the

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Canadian dollar relative to the U.S. dollar will increase the revenues received from the sale of commodities. An increase in the value of the Canadian dollar relative to the U.S. dollar will decrease revenues received from the sale of commodities. A decrease in the value of the Canadian dollar relative to the U.S. dollar from the previous balance sheet date increases the amount of Canadian dollars required to settle U.S. dollar denominated obligations. As at December 31, 2022, the Canadian dollar weakened in relation to the U.S. dollar to $0.74 from $0.79 at the start of 2022. Exchange rate fluctuations could have a material adverse effect on Suncor’s business, financial condition, reserves and results of operations.

Interest Rate Risk

The company is exposed to fluctuations in short-term Canadian and U.S. interest rates as Suncor maintains a portion of its debt capacity in revolving and floating rate credit facilities and commercial paper, and invests surplus cash in short-term debt instruments and money market instruments, which are off-setting exposures to some degree. Throughout 2022 and so far in 2023, benchmark interest rates have risen in both Canada and the United States. Suncor may also be exposed to higher interest rates when debt instruments are maturing and require refinancing, or when new debt capital needs to be raised. The company is also exposed to changes in interest rates if derivative instruments are used to manage the debt portfolio. Unfavourable changes in interest rates could have a material adverse effect on Suncor’s business, financial condition and results of operations.

Royalties and Taxes

Suncor is subject to royalties and taxes imposed by governments in numerous jurisdictions.

Royalties can be impacted by changes in crude oil and natural gas pricing, production volumes, sales volumes, and capital and operating costs, by changes to existing legislation or production sharing contracts; and by results of regulatory audits of prior year filings and other such events. The final determination of these events may have a material impact on the company’s royalties expense.

An increase in Suncor’s royalties expense, income taxes, property taxes, carbon taxes, levies, tariffs, duties, quotas, border taxes, other taxes and government-imposed compliance costs could have a material adverse effect on Suncor’s business, financial condition, reserves and results of operations.

Dividends and Share Repurchases

Suncor’s payment of future dividends on its common shares and future share repurchases by Suncor of its common shares will be dependent on, among other things, legislative and stock exchange requirements, the prevailing business environment, the company’s financial condition, results of operations, cash flow, the need for funds to finance ongoing operations and growth projects, debt covenants and other business considerations as the company’s Board considers relevant. There can be no assurance that Suncor will continue to pay dividends or repurchase shares in the future.

E&P Reserves Replacement

Suncor’s future offshore production, and therefore its cash flows and results of operations from E&P, are highly dependent upon success in exploiting its current reserves base and acquiring or discovering additional reserves. Without additions to its E&P reserves through exploration, acquisition or development activities, Suncor’s production from its offshore assets will decline over time as reserves are depleted. The business of exploring for, developing or acquiring reserves is capital intensive. To the extent Suncor’s cash flow is insufficient to fund capital expenditures and external sources of capital become limited or unavailable, Suncor’s ability to make the necessary capital investments to maintain and expand its reserves will be impaired. In addition, Suncor may be unable to develop or acquire additional reserves to replace its crude oil and natural gas production at acceptable costs.

Uncertainties Affecting Reserves Estimates

There are numerous uncertainties inherent in estimating quantities of reserves, including many factors beyond the company’s control. Suncor’s actual production, revenues, royalties, taxes, and development and operating expenditures with respect to the company’s reserves will vary from its estimates, and such variances could be material.

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Third-Party Service Providers

Suncor’s businesses are reliant on the operational integrity of a large number of third-party service providers, including input and output commodity transport (pipelines, rail, trucking, marine) and utilities associated with various Suncor and jointly owned facilities, including electricity. A disruption in service or limited availability by one of these third parties can also have a dramatic impact on Suncor’s operations and growth plans. Pipeline constraints that affect takeaway capacity or supply of inputs, such as hydrogen and power, could impact the company’s ability to produce at capacity levels. Disruptions in pipeline service could adversely affect commodity prices, Suncor’s price realizations, refining operations and sales volumes, or limit the company’s ability to produce and deliver production. These interruptions may be caused by the inability of the pipeline to operate or by the oversupply of feedstock into the system that exceeds pipeline capacity. Short-term operational constraints on pipeline systems arising from pipeline interruption and/or increased supply of crude oil have occurred in the past and could occur in the future. There is a risk that third-party outages could impact Suncor’s production or price realizations, which could have a material adverse effect on Suncor’s business, financial condition and results of operations.

Foreign Operations

The company has operations in a number of countries with different political, economic and social systems. As a result, the company’s operations and related assets are subject to a number of risks and other uncertainties arising from foreign government sovereignty over the company’s international operations, which may include, among other things, currency restrictions and restrictions on repatriation of funds; loss of revenue, property and equipment as a result of expropriation, nationalization, terrorism, war, insurrection, and geopolitical and other political risks; increases in taxes and government royalties; compliance with existing and emerging anti-corruption laws, including the Corruption of Foreign Public Officials Act (Canada), the Foreign Corrupt Practices Act (United States), and Bribery Act (United Kingdom); renegotiation of contracts with government entities and quasi-government agencies; changes in laws and policies governing operations of foreign-based companies; and economic and legal sanctions (such as restrictions against countries experiencing political violence, or countries that other governments may deem to sponsor terrorism).

If a dispute arises in the company’s foreign operations, the company may be subject to the exclusive jurisdiction of foreign courts or may not be able to subject foreign persons to the jurisdiction of a court in Canada or the U.S. In addition, as a result of activities in these areas and a continuing evolution of an international framework for corporate responsibility and accountability for international crimes, there is a risk the company could also be exposed to potential claims for alleged breaches of international or local law.

The impact that future potential terrorist attacks, regional hostilities or political violence, such as that experienced in Libya and Syria, may have on the oil and gas industry, and on Suncor’s operations in particular, is not known at this time. This uncertainty may affect operations in unpredictable ways, including disruptions of fuel supplies and markets, particularly crude oil, and the possibility that infrastructure facilities, including pipelines, production facilities, processing plants and refineries, could be direct targets of, or collateral damage of, an act of terror, political violence or war. Suncor may be required to incur significant costs in the future to safeguard its assets against terrorist activities or to remediate potential damage to its facilities. There can be no assurance that Suncor will be successful in protecting itself against these risks and the related safety and financial consequences.

Despite Suncor’s training and policies around bribery and other forms of corruption, there is a risk that Suncor, or some of its employees or contractors, could be charged with bribery or corruption. Any of these violations could result in onerous penalties. Even allegations of such behaviour could impair Suncor’s ability to work with governments or non-government organizations and could result in the formal exclusion of Suncor from a country or area, sanctions, fines, project cancellations or delays, the inability to raise or borrow capital, reputational impacts and increased investor concern.

The occurrence of any of the foregoing could have a material adverse effect on Suncor’s business, financial condition, reserves and results of operations.

Security and Terrorist Threats

Security threats and terrorist or activist activities may impact Suncor’s personnel, which could result in injury, death, extortion, hostage situations and/or kidnapping, including unlawful confinement. A security threat, terrorist attack or activist incident targeted at a facility or office owned or operated by Suncor could result in the interruption or cessation of key elements of Suncor's operations and may result in property damage. Outcomes of such incidents could have a material adverse effect on Suncor’s business, financial condition, reserves and results of operations.

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Land Claims and Indigenous Consultation

Indigenous Peoples have claimed Indigenous title and rights to portions of Western Canada. In addition, Indigenous Peoples have filed claims against industry participants relating in part to land claims, which may affect the company’s business.

The requirement to consult with Indigenous Peoples in respect of oil and gas projects and related infrastructure has increased in recent years, and the Canadian federal government and the provincial government in Alberta have committed to renew their relationships with the Indigenous Peoples of Canada. In particular, on June 21, 2021, Canada’s United Nations Declaration on the Rights of Indigenous Peoples Act (the UNDRIP Act) received Royal Assent and came into force. The UNDRIP Act provides a roadmap for the Government of Canada and Indigenous Peoples to work together to implement the United Nations Declaration on the Rights of Indigenous Peoples. Suncor also expressed a desire for the government to clarify the ambiguity around the UNDRIP Act and to provide clear guidelines. It is unknown how the UNDRIP Act will ultimately be implemented and interpreted as a part of Canadian law, and it therefore also remains unclear what its corresponding impact will be on the Crown’s duty to consult with and accommodate Indigenous Peoples.

At this point Suncor is unable to assess the effect, if any, that any such land claims, consultation requirements with Indigenous Peoples or the implementation of the UNDRIP Act may have on Suncor’s business; however, the impact could have a material adverse effect on Suncor’s business, financial condition, reserves and results of operations.

Litigation Risk

There is a risk that Suncor or entities in which it has an interest may be subject to litigation, and claims under such litigation may be material. Various types of claims may be raised in these proceedings, including, but not limited to, environmental damage, climate change and the impacts thereof, breach of contract, common law duties, product liability, antitrust, bribery and other forms of corruption, tax, patent infringement, disclosure, employment matters and in relation to an attack, breach or unauthorized access to Suncor’s information technology and infrastructure. Litigation is subject to uncertainty and it is possible that there could be material adverse developments in pending or future cases. Unfavourable outcomes or settlements of litigation could encourage the commencement of additional litigation. Suncor may also be subject to adverse publicity and reputational impacts associated with such matters, regardless of whether Suncor is ultimately found liable. There is a risk that the outcome of such litigation may be materially adverse to the company and/or the company may be required to incur significant expenses or devote significant resources in defence against such litigation, the success of which cannot be guaranteed.

Control Environment

Based on their inherent limitations, disclosure controls and procedures and internal controls over financial reporting may not prevent or detect misstatements, and even those controls determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Failure to adequately prevent, detect and correct misstatements could have a material adverse effect on how Suncor’s business, financial condition and results of operations are reported.

Insurance Coverage

Suncor maintains insurance coverage as part of its risk management program. However, such insurance may not provide comprehensive coverage in all circumstances, nor are all such risks insurable. The company self-insures some risks, and the company’s insurance coverage does not cover all the costs arising out of the allocation of liabilities and risk of loss arising from Suncor operations.

Suncor’s insurance policies are generally renewed on an annual basis and, depending on factors such as market conditions, the premiums, policy limits and/or deductibles for certain insurance policies can vary substantially. In some instances, certain insurance may become unavailable or available only for reduced amounts of coverage. Significantly increased costs could lead the company to decide to reduce, or possibly eliminate, coverage. In addition, insurance is purchased from a number of third-party insurers, often in layered insurance arrangements, some of whom may discontinue providing insurance coverage for their own policy or strategic reasons. Should any of these insurers refuse to continue to provide insurance coverage, the company’s overall risk exposure could be increased.

ANNUAL REPORT 2022 SUNCOR ENERGY INC. 69

12. Other Items

Control Environment

Based on their evaluation as of December 31, 2022, Suncor’s Interim Chief Executive Officer and Chief Financial Officer concluded that the company’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the United States Securities Exchange Act of 1934, as amended (the Exchange Act)), are effective to ensure that information required to be disclosed by the company in reports that are filed or submitted to Canadian and U.S. securities authorities is recorded, processed, summarized and reported within the time periods specified in Canadian and U.S. securities laws. In April 2022, the company implemented a new enterprise resource planning (ERP) system across the entire organization; accordingly, the company modified a number of internal controls. There were no other changes in the internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) that occurred during the period ended December 31, 2022, that have materially affected, or are reasonably likely to materially affect, the company’s internal control over financial reporting. Management will continue to periodically evaluate the company’s disclosure controls and procedures and internal control over financial reporting and will make any modifications from time to time as deemed necessary.

The company has taken actions and established controls to monitor and maintain appropriate internal controls during the transition period following the new ERP system implementation. These include performing additional controls, verifications and testing to ensure data integrity.

The effectiveness of our internal control over financial reporting as at December 31, 2022, was audited by KPMG LLP, an independent registered public accounting firm, as stated in their report, which is included in our audited Consolidated Financial Statements for the year ended December 31, 2022.

Based on their inherent limitations, disclosure controls and procedures and internal control over financial reporting may not prevent or detect misstatements, and even those controls determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Corporate Guidance

There have been no changes to the corporate guidance ranges previously issued on February 14, 2023. For further details and advisories regarding Suncor’s 2023 corporate guidance, see www.suncor.com/guidance.

70 ANNUAL REPORT 2022 SUNCOR ENERGY INC.

13. Advisories

Non-GAAP and Other Financial Measures

Certain financial measures in this MD&A – namely adjusted operating earnings (loss), adjusted funds from (used in) operations, measures contained in ROCE and ROCE excluding impairments and impairment reversals, price realizations, free funds flow, discretionary free funds flow (deficit), Oil Sands operations cash operating costs, Fort Hills cash operating costs, Syncrude cash operating costs, refining and marketing margin, refining operating expense, net debt, total debt, LIFO inventory valuation methodology and related per share or per barrel amounts or metrics that contain such measures – are not prescribed by GAAP. These non-GAAP financial measures are included because management uses the information to analyze business performance, leverage and liquidity, and it may be useful to investors on the same basis. These non-GAAP financial measures do not have any standardized meaning and, therefore, are unlikely to be comparable to similar measures presented by other companies. Therefore, these non-GAAP financial measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Except as otherwise indicated, these non-GAAP financial measures are calculated and disclosed on a consistent basis from period to period. Specific adjusting items may only be relevant in certain periods.

Beginning in the fourth quarter of 2021, the company changed the label of operating earnings (loss) and funds from (used in) operations to adjusted operating earnings (loss) and adjusted funds from (used in) operations, respectively, to better distinguish the non-GAAP financial measures from the comparable GAAP measures and better reflect the purpose of the measures. The composition of the measures remains unchanged and therefore no prior periods were revised.

(a)	Adjusted Operating Earnings (Loss)

Adjusted operating earnings (loss) is a non-GAAP financial measure that adjusts net earnings (loss) for significant items that are not indicative of operating performance. Management uses adjusted operating earnings (loss) to evaluate operating performance because management believes it provides better comparability between periods. For the years ended December 31, 2022, December 31, 2021, and December 31, 2020, consolidated adjusted operating earnings (loss) are reconciled to net earnings (loss) in the Financial Information section of this MD&A and adjusted operating earnings (loss) for each segment are reconciled to net earnings (loss) in the Segment Results and Analysis section of this MD&A. Adjusted operating earnings (loss) for the three months ended December 31, 2022, and December 31, 2021, are reconciled to net earnings (loss) below.

Beginning in the first quarter of 2022, to align with how management evaluates segment performance, the company revised its segment presentation to reflect segment results before income tax expense and present tax at a consolidated level. This presentation change has no effect on consolidated adjusted operating earnings (loss). Comparative periods have been revised to reflect this change. See the Income Tax section of this MD&A for a discussion on income taxes.

(b)	Bridge Analyses of Adjusted Operating Earnings (Loss)

Throughout this MD&A, the company presents charts that illustrate the change in adjusted operating earnings (loss) from the comparative period through key variance factors. These factors are analyzed in the Adjusted Operating Earnings (Loss) narratives following the bridge analyses in particular sections of this MD&A. These bridge analyses are presented because management uses this presentation to evaluate performance.

●	The factor for Sales Volumes and Mix is calculated based on sales volumes and mix for the Oil Sands and E&P segments and refinery production volumes for the R&M segment.
●	The factor for Price, Margin and Other Revenue includes upstream price realizations before royalties, with the exception of Libya, which is net of royalties, and upstream marketing and logistics. Also included are refining and marketing margins, other operating revenue, and the net impacts of sales and purchases of third-party crude, including product purchased for use as diluent in the company’s Oil Sands operations and subsequently sold as part of diluted bitumen.
●	The factor for Royalties excludes the impact of Libya, as royalties in Libya are taken into account in Price, Margin and Other Revenue as described above.

ANNUAL REPORT 2022 SUNCOR ENERGY INC. 71

●	The factor for Inventory Valuation includes the impact of the FIFO method of inventory valuation in the company’s R&M segment, as well as the impact of the deferral or realization of profit or loss on crude oil sales from the Oil Sands segment to Suncor’s refineries, and downstream short-term commodity risk management activities.
●	The factor for Operating and Transportation Expense includes project startup costs, operating, selling and general expense, and transportation expense.
●	The factor for Financing Expense and Other includes financing expenses, other income, operational foreign exchange gains and losses, and changes in gains and losses on disposal of assets that are not adjusted operating earnings (loss) adjustments.
●	The factor for DD&A and Exploration Expense includes depreciation, depletion and amortization expense, and exploration expense.
●	The factor for Income Tax includes the company’s current and deferred income tax expense on adjusted operating earnings, changes in statutory income tax rates and other income tax adjustments.
(c)	Return on Capital Employed (ROCE) and ROCE Excluding Impairments and Impairment Reversals

ROCE is a non-GAAP financial measure that management uses to analyze operating performance and the efficiency of Suncor’s capital allocation process. ROCE is calculated using the non-GAAP financial measures adjusted net earnings and average capital employed. Adjusted net earnings is calculated by taking net earnings (loss) and adjusting after-tax amounts for unrealized foreign exchange on U.S. dollar denominated debt and net interest expense. Average capital employed is calculated as a twelve-month average of the capital employed balance at the beginning of the twelve-month period and the month-end capital employed balances throughout the remainder of the twelve-month period. Figures for capital employed at the beginning and end of the twelve-month period are presented to show the changes in the components of the calculation over the twelve-month period.

Year ended December 31
($ millions, except as noted)		2022	2021	2020
Adjustments to net earnings (loss)
Net earnings (loss)		9 077	4 119	(4 319)
Add (deduct) after-tax amounts for:
Unrealized foreign exchange loss (gain) on U.S. dollar denominated debt		679	(101)	(286)
Net interest expense		642	645	698
Adjusted net earnings (loss)(1)	A	10 398	4 663	(3 907)
Capital employed – beginning of twelve-month period
Net debt(2)		16 149	19 814	16 010
Shareholders’ equity		36 614	35 757	42 042
		52 763	55 571	58 052
Capital employed – end of twelve-month period
Net debt(2)		13 639	16 149	19 814
Shareholders’ equity		39 367	36 614	35 757
		53 006	52 763	55 571
Average capital employed	B	53 651	54 069	56 239
ROCE (%)(3)	A/B	19.4	8.6	(6.9)
(1)	Total before-tax impact of adjustments is $1.575 billion for the year ended December 31, 2022, $738 million for the year ended December 31, 2021 and $618 million for the year ended December 31, 2020.
(2)	Net debt is a non-GAAP financial measure.
(3)	ROCE would have been 22.9% for the twelve months ended December 31, 2022, excluding the impact of the impairment reversal of $715 million ($542 million after-tax) and impairment of $70 million ($47 million after-tax) in the second quarter of 2022, and the impact of the impairment of $3.397 billion ($2.586

72 ANNUAL REPORT 2022 SUNCOR ENERGY INC.

billion after-tax) in the third quarter of 2022. ROCE would have been 8.2% for the twelve months ended December 31, 2021, excluding the impact of the impairment reversal of $221 million ($168 million after-tax) in the third quarter of 2021. ROCE would have been (2.9%) for the twelve months ended December 31, 2020, excluding the impact of impairments of $559 million ($423 million after-tax) in the fourth quarter of 2020 and $1.821 billion ($1.376 billion after-tax) and $560 million ($422 million after-tax) in the first quarter of 2020.

ANNUAL REPORT 2022 SUNCOR ENERGY INC. 73

(d)	Adjusted Funds from (Used in) Operations

Adjusted funds from (used in) operations is a non-GAAP financial measure that adjusts a GAAP measure – cash flow provided by operating activities – for changes in non-cash working capital, which management uses to analyze operating performance and liquidity. Changes to non-cash working capital can be impacted by, among other factors, the timing of offshore feedstock purchases and payments for commodity and income taxes, the timing of cash flows related to accounts receivable and accounts payable, and changes in inventory that management believes reduces comparability between periods.

				Exploration and
	Oil Sands			Production			Refining and Marketing
Year ended December 31 ($ millions)	2022	2021	2020	2022	2021	2020	2022	2021	2020
Earnings (loss) before income taxes(1)	5 633	2 825	(5 238)	3 221	1 791	(1 089)	5 694	2 867	1 167
Adjustments for:							—	—
Depreciation, depletion, amortization and impairment	7 927	4 585	6 430	(105)	324	2 147	844	853	867
Accretion	249	240	224	60	58	48	8	6	6
Unrealized foreign exchange loss (gain) on U.S. dollar denominated debt	—	—	—	—	—	—	—	—	—
Change in fair value of financial instruments and trading inventory	18	(66)	81	(6)	3	(17)	(50)	50	44
(Gain) loss on disposal of assets	(7)	(4)	(1)	66	(227)	—	(11)	(19)	(24)
Loss on extinguishment of long-term debt	—	—	—	—	—	—	—	—	—
Share-based compensation	139	61	(59)	6	5	(9)	50	34	(36)
Exploration	—	—	—	—	—	80	—	—	—
Settlement of decommissioning and restoration liabilities	(264)	(245)	(212)	(21)	(1)	(7)	(23)	(17)	(12)
Other	136	179	116	(43)	(2)	(35)	49	57	21
Current income tax expense	—	—	—	—	—	—	—	—	—
Adjusted funds from (used in) operations(1)	13 831	7 575	1 341	3 178	1 951	1 118	6 561	3 831	2 033
Change in non-cash working capital
Cash flow provided by operating activities

	Corporate
	and Eliminations			Income Taxes(1)			Total
Year ended December 31 ($ millions)	2022	2021	2020	2022	2021	2020	2022	2021	2020
Earnings (loss) before income taxes(1)	(2 232)	(1 913)	(937)	—	—	—	12 316	5 570	(6 097)
Adjustments for:
Depreciation, depletion, amortization and impairment	120	88	82	—	—	—	8 786	5 850	9 526
Accretion	(1)	—	—	—	—	—	316	304	278
Unrealized foreign exchange loss (gain) on U.S. dollar denominated debt	729	(113)	(312)	—	—	—	729	(113)	(312)
Change in fair value of financial instruments and trading inventory	—	—	—	—	—	—	(38)	(13)	108
(Gain) loss on disposal of assets	(3)	(7)	9	—	—	—	45	(257)	(16)
Loss on extinguishment of long-term debt	32	80	—	—	—	—	32	80	—
Share-based compensation	133	105	(134)	—	—	—	328	205	(238)
Exploration	—	—	—	—	—	—	—	—	80
Settlement of decommissioning and restoration liabilities	(6)	—	—	—	—	—	(314)	(263)	(231)
Other	(12)	55	17	—	—	—	130	289	119
Current income tax expense	—	—	—	(4 229)	(1 395)	659	(4 229)	(1 395)	659
Adjusted funds from (used in) operations(1)	(1 240)	(1 705)	(1 275)	(4 229)	(1 395)	659	18 101	10 257	3 876
Change in in non-cash working capital							(2 421)	1 507	(1 201)

74 ANNUAL REPORT 2022 SUNCOR ENERGY INC.

Cash flow provided by operating activities	15 680	11 764	2 675
(1)	Beginning in 2022, to align with how management evaluates segment performance, the company revised its segment presentation to reflect segment results before income tax expense and present tax at a consolidated level. This presentation change has no effect on consolidated adjusted funds from (used in) operations. Comparative periods have been revised to reflect this change. See the Income Tax section of this MD&A for a discussion on income taxes.
(e)	Free Funds Flow and Discretionary Free Funds Flow (Deficit)

Free funds flow is a non-GAAP financial measure that is calculated by taking adjusted funds from operations and subtracting capital expenditures, including capitalized interest. Free funds flow reflects cash available for increasing distributions to shareholders and reducing debt. Management uses free funds flow to measure the capacity of the company to increase returns to shareholders and to grow Suncor’s business.

($ millions)	2022	2021	2020
Cash flow provided by operating activities	15 680	11 764	2 675
Deduct (add) change in non-cash working capital	(2 421)	1 507	(1 201)
Adjusted funds from operations	18 101	10 257	3 876
Less capital expenditures including capitalized interest(1)	(4 987)	(4 555)	(3 926)
Free funds flow (deficit)	13 114	5 702	(50)
(1)	Excludes capital expenditures related to assets held for sale of $133 million in 2022.

(f)	Oil Sands Operations, Fort Hills and Syncrude Cash Operating Costs

Cash operating costs are calculated by adjusting Oil Sands segment OS&G expense for i) non-production costs that management believes do not relate to production performance, including, but not limited to, share-based compensation adjustments, research costs, safe-mode costs associated with the deferral of capital projects, additional costs incurred in response to the COVID-19 pandemic, adjustments to reflect the cost of internal transfers in the receiving asset at the cost of production and the expense recorded as part of a non-monetary arrangement involving a third-party processor; ii) revenues associated with excess capacity, including excess power generated and sold that is recorded in operating revenue; and iii) project startup costs. Non-production costs in 2020 also include the relief provided under the CEWS program. Oil Sands operations and Syncrude production volumes are gross of internally consumed diesel and feedstock transfers between assets through the interconnecting pipelines. Oil Sands operations, Fort Hills and Syncrude cash operating costs are reconciled in the Segment Results and Analysis – Oil Sands section of this document. Management uses cash operating costs to measure operating performance.

ANNUAL REPORT 2022 SUNCOR ENERGY INC. 75

(g)	Refining and Marketing Gross Margin and Refining Operating Expense

Refining and marketing gross margins and refining operating expense are non-GAAP financial measures. Refining and marketing gross margin, on a FIFO basis, is calculated by adjusting R&M segment operating revenue, other income and purchases of crude oil and products (all of which are GAAP measures) for intersegment marketing fees recorded in intersegment revenues and the impact of inventory write-downs recorded in purchases of crude oil and products. Refining and marketing gross margin, on a LIFO basis, is further adjusted for the impacts of FIFO inventory valuation recorded in purchases of crude oil and products and short-term risk management activities recorded in other income (loss). Refinery operating expense is calculated by adjusting R&M segment OS&G for i) non-refining costs pertaining to the company’s supply, marketing and ethanol businesses; and ii) non-refining costs that management believes do not relate to the production of refined products, including, but not limited to, share-based compensation, enterprise shared service allocations and CEWS in 2020. Management uses refining and marketing gross margin and refining operating expense to measure operating performance on a production barrel basis.

Year ended December 31
($ millions, except as noted)	2022	2021	2020
Refining and marketing gross margin reconciliation
Operating revenues	36 728	22 915	15 272
Purchases of crude oil and products	(27 261)	(16 807)	(11 243)
	9 467	6 108	4 029
Other (loss) income	(60)	(50)	48
Non-refining and marketing margin	(20)	(54)	(57)
Refining and marketing gross margin – FIFO	9 387	6 004	4 020
Refinery production(1) (mbbls)	168 149	162 862	158 991
Refining and marketing gross margin – FIFO ($/bbl)	55.85	36.85	25.30
FIFO and risk management activities adjustment	(230)	(972)	532
Refining and marketing gross margin – LIFO	9 157	5 032	4 552
Refining and marketing gross margin – LIFO ($/bbl)	54.45	30.90	28.65
Refining operating expense reconciliation
Operating, selling and general expense	2 427	2 019	1 759
Non-refining costs	(1 246)	(1 051)	(885)
Refining operating expense	1 181	968	874
Refinery production(1)	168 149	162 862	158 991
Refining operating expense ($/bbl)	7.00	5.95	5.50
(1)	Refinery production is the output of the refining process, and differs from crude oil processed as a result of volumetric adjustments for non-crude feedstock, volumetric gain associated with the refining process, and changes in unfinished product inventories.
(h)	Impact of First-in, First-out (FIFO) Inventory Valuation on Refining and Marketing Net Earnings

GAAP requires the use of a FIFO inventory valuation methodology. For Suncor, this results in a disconnect between the sales prices for refined products, which reflect current market conditions, and the amount recorded as the cost of sale for the related refinery feedstock, which reflects market conditions at the time when the feedstock was purchased. This lag between purchase and sale can be anywhere from several weeks to several months, and is influenced by the time to receive crude after purchase (which can be several weeks for foreign offshore crude purchases), regional crude inventory levels, the completion of refining processes, transportation time to distribution channels and regional refined product inventory levels.

Suncor prepares and presents an estimate of the impact of using a FIFO inventory valuation methodology compared to a LIFO methodology, because management uses the information to analyze operating performance and compare itself against refining peers that are permitted to use LIFO inventory valuation under United States GAAP (U.S. GAAP).

The company’s estimate is not derived from a standardized calculation and, therefore, may not be directly comparable to similar measures presented by other companies, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP or U.S. GAAP.

76 ANNUAL REPORT 2022 SUNCOR ENERGY INC.

(i)	Net Debt and Total Debt

Net debt and total debt are non-GAAP financial measures that management uses to analyze the financial condition of the company. Total debt includes short-term debt, current portion of long-term debt, current portion of long-term lease liabilities, long-term debt and long-term lease liabilities (all of which are GAAP measures). Net debt is equal to total debt less cash and cash equivalents (a GAAP measure).

At December 31
($ millions, except as noted)	2022	2021	2020
Short-term debt	2 807	1 284	3 566
Current portion of long-term debt	—	231	1 413
Current portion of long-term lease liabilities	317	310	272
Long-term debt	9 800	13 989	13 812
Long-term lease liabilities	2 695	2 540	2 636
Total debt	15 619	18 354	21 699
Less: Cash and cash equivalents	1 980	2 205	1 885
Net debt	13 639	16 149	19 814
Unrealized foreign exchange loss (gain) on U.S. dollar denominated debt	729	(113)	(312)
Net debt excluding foreign exchange impacts	12 910	16 262	20 126
Shareholders’ equity	39 367	36 614	35 757
Total debt plus shareholders’ equity	54 986	54 968	57 456
Total debt to total debt plus shareholders’ equity (%)	28.4	33.4	37.8
Net debt to net debt plus shareholders’ equity (%)	25.7	30.6	35.7
Net debt to net debt plus shareholders’ equity – excluding leases (%)	21.3	26.6	32.1

ANNUAL REPORT 2022 SUNCOR ENERGY INC. 77

(j)	Price Realizations

Price realizations are a non-GAAP measure used by management to measure profitability. Oil Sands price realizations are presented on a crude product basis and are derived from the Oil Sands segmented statement of net earnings (loss), after adjusting for items not directly attributable to the revenues associated with production. E&P price realizations are presented on an asset location basis and are derived from the E&P segmented statement of net earnings (loss), after adjusting for other E&P assets, such as Libya, for which price realizations are not provided.

Oil Sands Price Realizations

For the year ended	December 31, 2022				December 31, 2021
($ millions, except as noted)	Non-Upgraded Bitumen	Upgraded – Net SCO and Diesel	Crude Sales Basket	Oil Sands Segment	Non-Upgraded Bitumen	Upgraded – Net SCO and Diesel	Crude Sales Basket	Oil Sands Segment
Operating revenues, net of royalties	6 980	19 488	26 468	26 468	5 092	13 305	18 397	18 397
Add: Royalties	912	3 051	3 963	3 963	376	1 147	1 523	1 523
Operating revenues	7 892	22 539	30 431	30 431	5 468	14 452	19 920	19 920
Other (loss) income	(80)	27	(53)	(53)	(56)	62	6	6
Purchases of crude oil and products	(1 673)	(377)	(2 050)	(2 050)	(1 231)	(213)	(1 444)	(1 444)
Gross realization adjustment(1)	(119)	(420)	(539)		(210)	(325)	(535)
Gross realizations	6 020	21 769	27 789		3 971	13 976	17 947
Transportation and distribution	(438)	(772)	(1 210)	(1 210)	(359)	(767)	(1 126)	(1 126)
Price realization	5 582	20 997	26 579		3 612	13 209	16 821
Sales volumes (mbbls)	65 960	176 632	242 592		67 094	169 983	237 077
Price realization per barrel	84.63	118.88	109.57		53.80	77.73	70.96

For the year ended	December 31, 2020
($ millions, except as noted)	Non-Upgraded Bitumen	Upgraded – Net SCO and Diesel	Crude Sales Basket	Oil Sands Segment
Operating revenues, net of royalties	2 024	8 498	10 522	10 522
Add: Royalties	19	76	95	95
Operating revenues	2 043	8 574	10 617	10 617
Other (loss) income	21	277	298	298
Purchases of crude oil and products	(702)	(142)	(844)	(844)
Gross realization adjustment(1)	(54)	(458)	(512)
Gross realizations	1 308	8 251	9 559
Transportation and distribution	(476)	(747)	(1 223)	(1 223)
Transportation and distribution adjustment(2)	197	—	197
Net transportation and distribution	(279)	(747)	(1 026)
Price realization	1 029	7 504	8 533
Sales volumes (mbbls)	45 980	171 211	217 191
Price realization per barrel	22.37	43.83	39.29
(1)	Reflects the items not directly attributed to revenues received from the sale of proprietary crude and net non-proprietary activity at its deemed point of sale.
(2)	Reflects adjustments for expenses or credits not directly related to the transportation of the crude product to its deemed point of sale.

78 ANNUAL REPORT 2022 SUNCOR ENERGY INC.

E&P Price Realizations

For the year ended	December 31, 2022				December 31, 2021
($ millions, except as noted)	E&P International	E&P Canada	Other(1)	E&P Segment	E&P International	E&P Canada	Other(1)	E&P Segment
Operating revenues, net of royalties	1 222	2 122	379	3 723	815	1 447	238	2 500
Add: Royalties	—	342	266	608	—	237	241	478
Operating revenues	1 222	2 464	645	4 331	815	1 684	479	2 978
Transportation and distribution	(24)	(61)	(16)	(101)	(25)	(44)	(43)	(112)
Price realization	1 198	2 403	629		790	1 640	436
Sales volumes (mbbls)	9 453	18 753			9 616	19 386
Price realization per barrel	126.61	128.07			82.16	84.70

For the year ended	December 31, 2020
($ millions, except as noted)	E&P International	E&P Canada	Other(1)	E&P Segment
Operating revenues, net of royalties	809	1 058	(111)	1 756
Add: Royalties	—	94	49	143
Operating revenues	809	1 152	(62)	1 899
Transportation and distribution	(34)	(65)	(1)	(100)
Price realization	775	1 087	(63)
Sales volumes (mbbls)	15 406	21 879
Price realization per barrel	50.28	49.69
(1)	Reflects other E&P assets, such as Libya, for which price realizations are not provided.
(k)	Adjusted Operating Earnings (Loss)(1) Reconciliations – Fourth Quarter 2022 and 2021

			Exploration and		Refining and		Corporate
For the quarter ended December 31	Oil Sands		Production		Marketing		and Eliminations		Income Taxes(1)		Total
($ millions)	2022	2021	2022	2021	2022	2021	2022	2021			2022	2021
Net earnings (loss)(1)	1 625	1 169	578	603	1 517	599	(182)	(317)	(797)	(501)	2 741	1 553
Unrealized foreign exchange gain on U.S. dollar denominated debt	—	—	—	—	—	—	(200)	(25)	—	—	(200)	(25)
Unrealized loss (gain) on risk management activities	94	3	—	—	12	(17)	—	—	—	—	106	(14)
Gain on significant disposal(2)	—	—	—	(227)	—	—	—	—	—	—	—	(227)
Income tax (recovery) expense excluded from adjusted operating earnings(3)	—	—	—	—	—	—	—	—	(215)	7	(215)	7
Adjusted operating earnings (loss)(1)	1 719	1 172	578	376	1 529	582	(382)	(342)	(1 012)	(494)	2 432	1 294
(1)	Beginning in 2022, to align with how management evaluates segment performance, the company revised its segment presentation to reflect segment results before income tax expense and present tax at a consolidated level. This presentation change has no effect on consolidated adjusted operating earnings (loss). Comparative periods have been revised to reflect this change. See the Income Tax section of this MD&A for a discussion on income taxes.
(2)	During the fourth quarter of 2021, the company recorded a gain of $227 million before-tax on the sale of the company’s interest in the Golden Eagle Area Development, in the E&P segment.
(3)	In the fourth quarter of 2022, income tax (recovery) expense excluded from adjusted operating earnings includes a deferred income tax recovery of $171 million related to the anticipated sale of the company’s U.K. E&P portfolio and a current income tax recovery of $39 million related to the sale of its wind and solar assets.

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(l)	Adjusted Funds from Operations Reconciliations – Fourth Quarter 2022 and 2021

			Exploration and		Refining and		Corporate
For the quarter ended December 31	Oil Sands		Production		Marketing		and Eliminations		Income Taxes(1)		Total
($ millions)	2022	2021	2022	2021	2022	2021	2022	2021	2022	2021	2022	2021
Earnings (loss) before income taxes(1)	1 625	1 169	578	603	1 517	599	(182)	(317)	—	—	3 538	2 054
Adjustments for:
Depreciation, depletion, amortization and impairment	1 080	1 237	130	129	226	243	29	21	—	—	1 465	1 630
Accretion	64	61	15	15	2	1	—	—	—	—	81	77
Unrealized foreign exchange gain on U.S. dollar denominated debt	—	—	—	—	—	—	(200)	(25)	—	—	(200)	(25)
Change in fair value of financial instruments and trading inventory	105	8	(11)	42	(121)	—	—	—	—	—	(27)	50
(Gain) loss on disposal of assets	(5)	(4)	1	(227)	(1)	(1)	(3)	—	—	—	(8)	(232)
Loss on extinguishment of long-term debt	—	—	—	—	—	—	32	—	—	—	32	—
Share-based compensation	66	36	5	4	30	21	66	64	—	—	167	125
Settlement of decommissioning and restoration liabilities	(61)	(71)	(2)	1	(11)	(6)	(5)	—	—	—	(79)	(76)
Other	55	23	3	(2)	21	12	(10)	5	—	—	69	38
Current income tax expense	—	—	—	—	—	—	—	—	(849)	(497)	(849)	(497)
Adjusted funds from (used in) operations(1)	2 929	2 459	719	565	1 663	869	(273)	(252)	(849)	(497)	4 189	3 144
Change in non-cash working capital											(265)	(529)
Cash flow provided by operating activities											3 924	2 615
(1)	Beginning in 2022, to align with how management evaluates segment performance, the company revised its segment presentation to reflect segment results before income tax expense and present tax at a consolidated level. This presentation change has no effect on consolidated adjusted funds from (used in) operations. Comparative periods have been revised to reflect this change. See the Income Tax section of this MD&A for a discussion on income taxes.

80 ANNUAL REPORT 2022 SUNCOR ENERGY INC.

Measurement Conversions

Certain crude oil and natural gas liquids volumes have been converted to mcfe or mmcfe on the basis of one bbl to six mcf. Also, certain natural gas volumes have been converted to boe or mboe on the same basis. Any figure presented in mcfe, mmcfe, boe or mboe may be misleading, particularly if used in isolation. A conversion ratio of one bbl of crude oil or natural gas liquids to six mcf of natural gas is based on an energy-equivalency conversion method primarily applicable at the burner tip and does not necessarily represent value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency of 6:1, conversion on a 6:1 basis may be misleading as an indication of value.

Common Abbreviations

The following is a list of abbreviations that may be used in this MD&A:

Measurement

bbl	barrel
bbls/d	barrels per day
mbbls/d	thousands of barrels per day
boe	barrels of oil equivalent
boe/d	barrels of oil equivalent per day

mboe	thousands of barrels of oil equivalent
mboe/d	thousands of barrels of oil equivalent per day
mcf	thousands of cubic feet of natural gas
mcfe	thousands of cubic feet of natural gas equivalent
mmcf	millions of cubic feet of natural gas
mmcf/d	millions of cubic feet of natural gas per day
mmcfe	millions of cubic feet of natural gas equivalent
mmcfe/d	millions of cubic feet of natural gas equivalent per day
m3	cubic metres

MW	megawatts
MWh	megawatt hour

Places and Currencies

U.S.	United States
U.K.	United Kingdom
B.C.	British Columbia

$ or Cdn$	Canadian dollars
US$	United States dollars
£	Pounds sterling
€	Euros

Financial and Business Environment

DD&A	Depreciation, depletion and amortization

WTI	West Texas Intermediate
WCS	Western Canadian Select
SCO	Synthetic crude oil
SYN MSW	Synthetic crude oil benchmark Mixed Sweet Blend
NYMEX	New York Mercantile Exchange

ANNUAL REPORT 2022 SUNCOR ENERGY INC. 81

Forward-Looking Information

This MD&A contains certain forward-looking statements and forward-looking information (collectively, forward-looking statements) within the meaning of applicable Canadian and U.S. securities laws and other information based on Suncor’s current expectations, estimates, projections and assumptions that were made by the company in light of information available at the time the statement was made and consider Suncor’s experience and its perception of historical trends, including expectations and assumptions concerning: the accuracy of reserves estimates; the current and potential adverse impacts of the COVID-19 pandemic, including the status of the pandemic and future waves; commodity prices and interest and foreign exchange rates; the performance of assets and equipment; capital efficiencies and cost savings; applicable laws and government policies; future production rates; the sufficiency of budgeted capital expenditures in carrying out planned activities; the availability and cost of labour, services and infrastructure; the satisfaction by third parties of their obligations to Suncor; the development and execution of projects; and the receipt, in a timely manner, of regulatory and third-party approvals. All statements and information that address expectations or projections about the future, and statements and information about Suncor’s strategy for growth, expected and future expenditures or investment decisions, commodity prices, costs, schedules, production volumes, operating and financial results, future financing and capital activities, and the expected impact of future commitments are forward-looking statements. Some of the forward-looking statements may be identified by words like “expects”, “anticipates”, “will”, “estimates”, “plans”, “scheduled”, “intends”, “believes”, “projects”, “indicates”, “could”, “focus”, “vision”, “goal”, “outlook”, “proposed”, “target”, “objective”, “continue”, “should”, “may”, “potential”, “future”, “opportunity”, “would”, “priority” and similar expressions.

Forward-looking statements in this MD&A include references to:

●	Suncor's strategy, including its priority to deliver competitive and sustainable returns to shareholders and its aim to maximize shareholder returns, its plans on how to achieve this strategy, its belief that its commitment to capital discipline, its balance sheet strength and financial health provide the foundation for its capital allocation framework by supporting long-term value creation and increasing returns to shareholders, and Suncor's belief that it is well positioned to execute on its strategies and priorities due to the company's competitive advantages: its unique, physically integrated portfolio with scale and strength; its regional oil sands advantage, including an industry-leading long-life, low-decline oil sands reserves base; an offshore business that provides geographically diversified cash flow; a highly efficient, tightly integrated downstream business supported by competitive sales channels; and its investment in sustainability, technology and innovation;
●	Suncor's belief that the acquisition of an additional working interest in Fort Hills will meet Suncor's return objectives and build upon the company's strategy to optimize its portfolio around its core assets;
●	expectations regarding the sale of the company's U.K. assets, including that a sale is anticipated to close in mid-2023;
●	expectations about the West White Rose Project, including the expectation that it will extend the life of the existing White Rose assets and the expectation that production will commence in the first half of 2026 and will extend the production life of the White Rose field, providing long-term value for the company;
●	expectations about Terra Nova and the ALE Project, including the expectation that the ALE Project will extend the production life of the Terra Nova field by approximately 10 years and provide many benefits to the Newfoundland and Labrador and Canadian economies in the form of taxes, royalties and employment and that the FPSO will return to production in the second quarter of 2023;
●	Suncor's strategy and the key components of its strategy including its intent to optimize value through integration and secured market access, optimize asset portfolio, drive value through high-return investments, maximize value through operational excellence and reliability, be an industry leader in sustainable development and global energy expansion and be technology and people enabled, as well as the expected benefits of such strategies and the plans the company expects to take in progressing such strategies;
●	statements about Suncor's strategic objective to be a net-zero GHG emissions company by 2050 and its near-term GHG emissions reduction goal, including Suncor's aim to substantially contribute to society's net-zero goals by reducing emissions across its base business, growing its low-emissions energy business and working with others to reduce emissions;
●	Suncor's belief that its investments in the energy expansion will complement its existing core capabilities: increasing its low-carbon power generation, expanding into clean hydrogen production and growing its existing renewable liquid

82 ANNUAL REPORT 2022 SUNCOR ENERGY INC.

fuels business, and that unleashing the full potential of its people and technology will be critical in achieving its environmental, operational and financial goals;
●	statements regarding the Pathways Alliance, including its aims, expectations regarding timing and the expected pathways the alliance will take to address GHG emissions;
●	the aim, objectives and potential benefits of Suncor’s clean energy investments, including Enerkem Inc., LanzaJet, Inc., Svante Inc. and the Varennes Carbon Recycling facility, and Suncor’s belief that these investments complement its existing product mix and demonstrate Suncor’s involvement in the evolving global energy expansion and are key to Suncor's GHG emissions reduction objective;
●	Suncor's expectations for the coke-fired boiler replacement project, including the expectation that the cogeneration units will provide reliable steam generation required for Suncor's extraction and upgrading operations to generate electricity that will be transmitted to Alberta’s power grid and provide a lower-carbon power alternative while delivering value to Suncor and the expectation that it will be in-service in late 2024;
●	expectations for Suncor's partnership with ATCO Ltd. on a potential world-scale clean hydrogen project, including the expected benefits and timing estimates;
●	expectations for the Oil Sands segment, including the potential development opportunities that may support future mining operations (Base Mine Extension and Audet) or in situ production (including Meadow Creek, Lewis, OSLO, Gregoire, Chard and Kirby), the company's intention to continue to leverage its regional advantage through the continued coordination of maintenance across its assets, leveraging economies of scale and utilizing the connectivity of its assets and to progress opportunities to further increase the integration and flexibility of its regional assets; the company's safety plans and the areas of focus of such plans and the steps it is planning on implementing in 2023; the intended focus for cost management in 2023 and expectations for the company's three-year mine improvement plan at Fort Hills and the impacts thereof ;
●	the expectation that the Mildred Lake Extension project will sustain Syncrude's current production levels by extending the life of the North Mine using existing extraction and upgrading facilities while minimizing the environmental impacts of building infrastructure and that the project will come online in late 2025;
●	expectations for the E&P segment, including that the segment will continue to focus on strategic production growth of its East Coast E&P assets, with ongoing development activities intended to leverage existing facilities and infrastructure to provide incremental production and extend the productive life of existing fields and that these development activities are planned to continue in 2023, including development drilling at Hebron and Hibernia;
●	expectations for the R&M segment, including that the company will continue to optimize the Petro-Canada™ retail business with the goal of further strengthening Suncor's integrated R&M business and driving increased long-term value for shareholders and the steps Suncor will take to enhance its retail business, as well as expected economic investment spending and sustaining capital in 2023;
●	Suncor's expectation that it will remain disciplined in the execution of its capital allocation framework and increase its share buyback allocation to 75% by the end of the first quarter of 2023 while continuing to progress towards its net debt reduction targets in 2023;
●	Suncor's expectation that it will continue to deliver on the free funds flow initiatives it has previously communicated, such as the cogeneration facility and Oil Sands Base, autonomous haul systems, and tailings initiatives;
●	the expectation that the Commerce City refinery will return to normal production rates by the end of the first quarter; and
●	the expectation that well pads under construction will maintain existing production levels at Firebag and MacKay River in future years as production from existing well pads declines.

The anticipated duration and impact of planned maintenance events, including:

●	planned turnaround activities at Syncrude and Oil Sands Base Upgrader 2 and the first full plant turnaround at Fort Hills; and

ANNUAL REPORT 2022 SUNCOR ENERGY INC. 83

●	planned maintenance at the Sarnia and Edmonton refineries.

Also:

●	economic sensitivities;
●	Suncor’s belief that its indicative 5-2-2-1 index will continue to be an appropriate measure against Suncor’s actual results;
●	the company’s priority regarding returning value to shareholders and strengthening the balance sheet, and the company’s ongoing ability to generate cash flow and commitment to return cash to shareholders;
●	statements about Suncor's share repurchase program, including its belief that, depending on the trading price of its common shares and other relevant factors, purchasing its own shares represents an attractive investment opportunity and is in the best interests of the company and its shareholders, and Suncor's expectation that the decision to allocate cash to repurchase shares will not affect its long-term strategy;
●	the company’s belief that it does not have any guarantees or off-balance sheet arrangements that have, or are reasonably likely to have, a current or future material effect on the company’s financial condition or financial performance, including liquidity and capital resources;
●	Suncor’s planned 2023 capital spending program of $5.4 billion to $5.8 billion and the belief that the company will have the capital resources to fund its planned 2021 capital spending program and to meet current and future working capital requirements through cash and cash equivalents balances, cash flow provided by operating activities, available committed credit facilities, issuing commercial paper and, if needed, accessing capital markets;
●	Suncor's expectations as to how its 2023 capital expenditures will be directed and the expected benefits therefrom;
●	the objectives of the company’s short-term investment portfolio and the expectation that the maximum weighted average term to maturity of the company’s short-term investment portfolio will not exceed six months, and all investments will be with counterparties with investment grade debt ratings;
●	management of debt levels continuing to be a priority for Suncor given the company’s long-term growth plans and future expected volatility in the commodity pricing environment, and Suncor’s belief that a phased and flexible approach to existing and future projects should assist Suncor in maintaining its ability to manage project costs and debt levels;
●	Suncor's intention to adopt certain accounting standards, amendments and interpretations when they become effective; and
●	expectations with respect to changes to law and government policy.

Forward-looking statements are not guarantees of future performance and involve a number of risks and uncertainties, some that are similar to other oil and gas companies and some that are unique to Suncor. Suncor’s actual results may differ materially from those expressed or implied by its forward-looking statements, so readers are cautioned not to place undue reliance on them.

The financial and operating performance of the company’s reportable operating segments, specifically Oil Sands, E&P and R&M, may be affected by a number of factors.

Factors that affect Suncor’s Oil Sands segment include, but are not limited to, volatility in the prices for crude oil and other production, and the related impacts of fluctuating light/heavy and sweet/sour crude oil differentials; changes in the demand for refinery feedstock and diesel fuel, including the possibility that refiners that process the company’s proprietary production will be closed, experience equipment failure or other accidents; Suncor’s ability to operate its Oil Sands facilities reliably in order to meet production targets; the output of newly commissioned facilities, the performance of which may be difficult to predict during initial operations; Suncor’s dependence on pipeline capacity and other logistical constraints, which may affect the company’s ability to distribute products to market; Suncor’s ability to finance Oil Sands growth and sustaining capital expenditures; the availability of bitumen feedstock for upgrading operations, which can be negatively affected by poor ore

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grade quality, unplanned mine equipment and extraction plant maintenance, tailings storage, and in situ reservoir and equipment performance, or the unavailability of third-party bitumen; changes in operating costs, including the cost of labour, natural gas and other energy sources used in oil sands processes; and the company’s ability to complete projects, including planned maintenance events, both on time and on budget, which could be impacted by competition from other projects (including other oil sands projects) for goods and services and demands on infrastructure in Alberta’s Wood Buffalo region and the surrounding area (including housing, roads and schools).

Factors that affect Suncor’s E&P segment include, but are not limited to, volatility in crude oil and natural gas prices; operational risks and uncertainties associated with oil and gas activities, including unexpected formations or pressures, premature declines of reservoirs, fires, blow-outs, equipment failures and other accidents, uncontrollable flows of crude oil, natural gas or well fluids, and pollution and other environmental risks; adverse weather conditions, which could disrupt output from producing assets or impact drilling programs, resulting in increased costs and/or delays in bringing on new production; political, economic and socio-economic risks associated with Suncor’s foreign operations, including the unpredictability of operating in Libya due to ongoing political unrest; and market demand for mineral rights and producing properties, potentially leading to losses on disposition or increased property acquisition costs.

Factors that affect Suncor’s R&M segment include, but are not limited to, fluctuations in demand and supply for refined products that impact the company’s margins; market competition, including potential new market entrants; the company’s ability to reliably operate refining and marketing facilities in order to meet production or sales targets; and risks and uncertainties affecting construction or planned maintenance schedules, including the availability of labour and other impacts of competing projects drawing on the same resources during the same time period.

Additional risks, uncertainties and other factors that could influence the financial and operating performance of all of Suncor’s operating segments and activities include, but are not limited to, changes in general economic, market and business conditions, such as commodity prices, interest rates and currency exchange rates (including as a result of demand and supply effects resulting from the COVID-19 pandemic and the actions of OPEC+); fluctuations in supply and demand for Suncor’s products; the successful and timely implementation of capital projects, including growth projects and regulatory projects; risks associated with the development and execution of Suncor’s projects and the commissioning and integration of new facilities; the possibility that completed maintenance activities may not improve operational performance or the output of related facilities; the risk that projects and initiatives intended to achieve cash flow growth and/or reductions in operating costs may not achieve the expected results in the time anticipated or at all; competitive actions of other companies, including increased competition from other oil and gas companies or from companies that provide alternative sources of energy; labour and material shortages; actions by government authorities, including the imposition or reassessment of, or changes to, taxes, fees, royalties, duties and other government-imposed compliance costs, and mandatory production curtailment orders and changes thereto; changes to laws and government policies that could impact the company’s business, including environmental (including climate change), royalty and tax laws and policies; the ability and willingness of parties with whom Suncor has material relationships to perform their obligations to the company; the unavailability of, or outages to, third-party infrastructure that could cause disruptions to production or prevent the company from being able to transport its products; the occurrence of a protracted operational outage, a major safety or environmental incident, or unexpected events such as fires (including forest fires), equipment failures and other similar events affecting Suncor or other parties whose operations or assets directly or indirectly affect Suncor; the potential for security breaches of Suncor’s information technology and infrastructure by malicious persons or entities, and the unavailability or failure of such systems to perform as anticipated as a result of such breaches; security threats and terrorist or activist activities; the risk that competing business objectives may exceed Suncor’s capacity to adopt and implement change; risks and uncertainties associated with obtaining regulatory, third-party and stakeholder approvals outside of Suncor’s control for the company’s operations, projects, initiatives, and exploration and development activities and the satisfaction of any conditions to approvals; the potential for disruptions to operations and construction projects as a result of Suncor’s relationships with labour unions that represent employees at the company’s facilities; the company’s ability to find new oil and gas reserves that can be developed economically; the accuracy of Suncor’s reserves, resources and future production estimates; market instability affecting Suncor’s ability to borrow in the capital debt markets at acceptable rates or to issue other securities at acceptable prices; maintaining an optimal debt to cash flow ratio; the success of the company’s risk management activities using derivatives and other financial instruments; the cost of compliance with current and future environmental laws, including climate change laws; risks relating to increased activism and public opposition to fossil fuels and oil sands; risks and uncertainties associated with closing a transaction for the purchase or sale of a business, asset or oil and gas property, including estimates of the final consideration to be paid or received; the ability of counterparties to comply with their obligations in a timely manner; risks associated with joint arrangements in which the company has an interest; risks associated with land claims and Indigenous consultation requirements; the risk that the company may be subject to litigation; the impact of technology and risks associated with developing and implementing new technologies; and the accuracy of cost estimates, some of which are provided at the conceptual or other preliminary stage of projects and prior to commencement or conception of the detailed engineering that is needed to reduce the margin of error and increase the level of accuracy. The foregoing important factors are not exhaustive.

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Many of these risk factors and other assumptions related to Suncor’s forward-looking statements are discussed in further detail throughout this MD&A, including under the heading Risk Factors, and the company’s 2022 AIF and Form 40-F on file with Canadian securities commissions at www.sedar.com and the United States Securities and Exchange Commission at www.sec.gov. Readers are also referred to the risk factors and assumptions described in other documents that Suncor files from time to time with securities regulatory authorities. Copies of these documents are available without charge from the company.

The forward-looking statements contained in this MD&A are made as of the date of this MD&A. Except as required by applicable securities laws, we assume no obligation to update publicly or otherwise revise any forward-looking statements or the foregoing risks and assumptions affecting such forward-looking statements, whether as a result of new information, future events or otherwise.

86 ANNUAL REPORT 2022 SUNCOR ENERGY INC.